This is a true and correct copy of the Annual Report of Telecom Corporation of New Zealand Limited for the year ended 30 June 2003

Mark Verbiest
Group General Counsel

11 September 2003

AR/S



Annual Report

FOR THE YEAR ENDED 30 JUNE 2003

Telecom

Financial Calendar

2003-2004

9 October 2003 Annual Meeting

November 2003 2003-04 First quarter results announced

December 2003 First quarter dividend paid

February 2004 2003-04 Half year results announced

March 2004 Second quarter dividend paid

May 2004 2003-04 Third quarter results announced

June 2004 Third quarter dividend paid

30 June 2004 2003-04 Financial year end

This report is dated 25 August 2003 and is signed on behalf of the Board of Telecom Corporation of New Zealand Limited by:

THERESA GATTUNG,
CHIEF EXECUTIVE OFFICER

RODERICK DEANE, CHAIRMAN

Key Performance

NOTE: ALL FIGURES EXCLUDE ABNORMAL ITEMS AND SOUTHERN CROSS DIVIDENDS



Revenue and Costs
NZ$M
6,000
5,000
4,000
3,000
2,000
1,000
0
3,438
1,475
4,335
2,293
5,403
3,333
5,537
3,272
5,191
2,875
99
00
01
02
03
REVENUE
COSTS
EBITDA and EBITDA Margin
EBITDA NZ$M
2,500
2,000
1,500
1,963
57%
2,042
47%
2,070
38%
2,265
41%
2,316
45%
70%
60%
50%
40%
30%
EBITDA MARGIN
99
00
01
02
03
EBITDA
EBITDA MARGIN



Net Earnings
NZ$M
1,000
800
600
400
200
816
771
614
670
709
99
00
01
02
03
NET EARNINGS



Net Debt and Gross Debt/EBITDA
NET DEBT NZ$M
6,000
4,000
2,000
0
2,473
1.62
4,534
2.58
5,251
2.64
5,300
2.48
4,694
2.11
3.00
2.50
2.00
1.50
1.00
GROSS DEBT/EBITDA (RATIO)
99
00
01
02
03
NET DEBT
GROSS DEBT/EBITDA

Contents

ANNUAL REPORT 2003

Financial Review

REPORTED NET EARNINGS OF $709 MILLION UP 5.8% FROM PREVIOUS YEAR AFTER ADJUSTING FOR ABNORMAL ITEMS

EXCLUDING ABNORMALS, GROUP EBITDA GREW BY 2.3% FOR THE YEAR ENDED 30 JUNE 2003

STRONG EMPHASIS ON COST CONTROL LED TO A 12.1% REDUCTION IN EXPENSES OVER THE TWELVE MONTHS

CASHFLOW FOR THE GROUP IMPROVED BY $215M TO $1,566M (+16%)

CASHFLOW FROM THE AUSTRALIAN OPERATIONS (AS MEASURED BY EBITDA LESS CAPITAL EXPENDITURE) IMPROVED FROM -$28M IN 2002 TO $92M IN 2003

THE GROUP BALANCE SHEET WAS FURTHER STRENGTHENED WITH NET DEBT REDUCING BY $606M (-11.4%) TO $4,694M

GREATER CERTAINTY AROUND THE REGULATORY ENVIRONMENT WITH KEY DECISIONS AROUND INTERCONNECT AND WHOLESALING AND CONTRIBUTION TO THE LOSSES INCURRED BY THE TELECOMMUNICATIONS SERVICE OBLIGATION (TSO) TO BE ANNOUNCED BY THE TELECOMMUNICATIONS COMMISSIONER SHORTLY

SIGNING OF A NEW FIVE-YEAR RESALE AND RETRANSMISSION DEAL WITH SKY TELEVISION NETWORK

INVESTMENT IN THE NEXT GENERATION NETWORK (NGN), THROUGH OUR PARTNERSHIP WITH ALCATEL, CONTINUES WITH NEW SERVICES BEING OFFERED TO BUSINESS CUSTOMERS

CDMA NETWORK CONNECTIONS NOW APPROXIMATELY 320,000 REPRESENTING 26% OF TELECOM'S MOBILE CUSTOMER BASE

JETSTREAM BROADBAND CUSTOMERS GREW TO 72,000 WITH COVERAGE NOW EXTENDING TO 84% OF NEW ZEALAND HOMES

INTERNET SERVICE PROVIDER XTRA CONTINUES TO SEE GOOD GROWTH WITH CUSTOMERS UP 13% AND REVENUE UP 27% ON THE PREVIOUS YEAR

Five Year Review

	AS AT AND FOR THE YEAR ENDED				AS AT AND FOR THE THREE MONTHS ENDED 30 JUNE	AS AT AND FOR THE YEAR ENDED 31 MARCH
	30 JUNE 2003	30 JUNE 2002	30 JUNE 2001	30 JUNE 2000	1999	1999
Financial Performance (all NZ$m)						
Operating revenues (excluding abnormals)	5,191	5,537	5,648	4,335	849	3,438
EBITDA[1] (excluding abnormals & Southern Cross dividends)	2,316	2,265	2,070	2,042	488	1,963
Abnormal items (net, before tax)	-	(862)	(268)	15	(7)	1
Taxation	(391)	(365)	(283)	(368)	(91)	(384)
Net earnings/(loss)	709	(188)	643	783	202	822
Dividends[2]	378	374	362	806	202	806
Financial Position						
Total assets (NZ$m)	7,755	8,246	8,972	7,981	5,242	5,375
Return on assets[3]	19.3%	17.4%	19.9%	22.8%	28.5%*	29.8%
Gearing[4]	72.7%	80.0%	72.4%	78.8%	72.2%	69.4%
Other Financial Data						
Interest cover[5]	3.8	3.4	3.7	5.0	7.6	6.8
Debt rating[6]	A2/A	A2/A	A1/A+	A1/A+	Aa2/AA	Aa2/AA
Cash flow from operating activities (NZ$m)	1,566	1,351	1,758	1,545	493	1,574
Capital expenditure (NZ$m)	600	778	1,525	869	131	564
Earnings/(loss) per share (cents)	37.6	(10.1)	36.4	44.7	11.5	46.9
Dividend per share[2] (cents)	20.0	20.0	20.0	46.0	11.5	46.0

1. Earnings before interest, tax, depreciation and amortisation. **2.** Excluding supplementary dividends. **3.** Normalised earnings before interest and tax divided by average total assets (net of cash and short-term investments). **4.** Net debt divided by net debt plus equity. **5.** Normalised surplus from continuing operations divided by net interest expense (before interest capitalised) including capital note coupons. **6.** Long-term foreign currency ratings from Moody's Investors Services/Standard and Poor's. * Annualised.





Chairman's Letter to Shareholders

WHEN WE REPORTED OUR FULL YEAR RESULT LAST YEAR WE SPOKE OF THE CHALLENGING TIMES FOR TELECOMMUNICATIONS COMPANIES. AGAINST THIS BACKDROP, TELECOM HAS BEEN ONE OF THE STRONGEST PERFORMERS IN THE TELECOMMUNICATIONS SECTOR.

Measured against the world's leading telecommunications companies on the basis of total returns to investors, Telecom was the best performing company over the past two years and the second best over a three-year period. For the year just ended, Telecom's returns outstripped the performance of the leading global indices.

Telecom's robust performance this year was a result of revenue growth in some parts of the business and continued tight control on expenditure. The Company has made excellent progress in meeting its debt reduction targets and maintaining a sturdy balance sheet. This is reflected in the Company's credit rating.

In New Zealand, Telecom has recorded pleasing earnings growth in an environment of growing competition and increased regulation. The achievement of revenue growth in the second half of the year was pleasing given the pricing pressures in traditional voice services.

In Australia, operating margins grew each quarter. AAPT has firmly established itself as a cash-flow contributor to the Group. By focusing on selected customers and refining our retail offerings, we are building a solid foundation for future growth. We remain committed to a future for Telecom in Australia. We entered that market because we saw significant growth opportunities that were closely aligned to our New Zealand business.

After a year of much hard work in the Australian businesses, the Company is well situated for the next phase of development.

Telecom has continued to improve operational efficiency in both countries, Telecom has been extraordinarily successful in increasing efficiencies - reducing the cost of taking products and services to market.

A pivotal part of this cost reduction has been achieved through the innovative partnering agreements we have entered this year with Lucent Technologies and Alcatel to upgrade and manage our networks. These companies are enabling us to offer the latest services and technologies to our customers while containing costs.

Some years ago, Telecom recognised that strong, sustainable returns on investment would not be delivered by traditional telephony services alone. The future lay not in just being a network provider but in delivering information and entertainment propositions that brought real value to customers.

That strategy is now delivering results.

The Telecom Advanced Solutions Group saw its revenues double as Telecom increased its market share in the information technology and telecommunications integration arena. Xtra saw strong subscriber growth and XtraMSN was the number one online source of news and information in New Zealand.

We launched new information services over our mobile CDMA network, and saw wireless data revenues more than double. The recently-signed agreements with Sky Network Television will shortly see Telecom launch new entertainment and communications packages.

Telecom management has continued to apply strong disciplines around capital investment and overall cost levels, while balancing the need to equip the business to thrive in the context of the challenges of the future.

Telecom remains committed to international best practice in corporate governance. We have not merely reacted to trends surrounding governance; instead we have maintained and built on our reputation as a leader in this field.

As governments and regulators survey the difficulties which have beset the telecommunications sector in recent years, there has been a trend to see increased regulation and higher compliance costs. However, our belief is that effective solutions to most perceived problems accrue from within the business rather than being imposed from outside. This is a function of behaviour and attitude rather than rules.

With this year's performance Telecom remains committed to debt repayment in the short to medium term. As such, we have retained the total dividend for 2002-2003 unchanged at 20 cents per share.

Shareholders can be pleased with the strength of this result. You can be assured that the Board and management continue to be focused on growing the business in New Zealand and Australia and achieving good financial performance.

RODERICK DEANE, CHAIRMAN

Sharemarket Review

WHILE INTERNATIONAL SHAREMARKETS REMAINED VOLATILE THROUGHOUT THE 12 MONTH PERIOD TELECOM HAS BEEN VIEWED BY MANY INVESTORS AS HAVING TURNED THE CORNER.

After a challenging couple of years Telecom's share price experienced a much better 12 month period with the share price moving from $4.93 to $5.24 over the year to 30 June 2003, a positive gain of 6.3%. Including dividends, the total return to shareholders was 10.3%. The stronger performance by Telecom also helped the NZSX50 gross index to a 12 month return of 10.5% which was a credible performance given the continuing volatility in international sharemarkets as a result of global economic uncertainty and the outlook for corporate profits.

Telecom's return also compared favourably to the Australian market where the ASX100 gross index fell by 5.2%.

The improved sentiment can be attributed to a number of factors that saw investors become more positive on the outlook for Telecom's performance.

THESE INCLUDED:

SUCCESSFUL SELL-DOWN OF VERIZON'S 20% SHAREHOLDING IN OCTOBER 2002 TO A NUMBER OF LOCAL AND INTERNATIONAL INVESTORS REMOVING, AFTER A LONG PERIOD, THE OVERHANG OF STOCK

A CLEARER UNDERSTANDING OF THE NEW REGULATORY FRAMEWORK AND THE FIRST KEY DECISIONS FROM THE TELECOMMUNICATIONS COMMISSIONER

SUCCESSFUL NEGOTIATIONS AROUND SOUTHERN CROSS CABLE NETWORK'S BANKING FACILITIES (50% OWNED BY TELECOM)

STRONG CASHFLOW PERFORMANCE THROUGHOUT THE 2003 FINANCIAL YEAR LEADING TO GOOD DEBT REDUCTION

SOUND UNDERLYING PROFIT PERFORMANCE.

These factors also helped Telecom's performance when compared to other international telcos.

GLOBAL TELCOS
TOTAL RETURNS FOR THE YEAR ENDED 30 JUNE 03



PERCENTAGE (%)
50
25
0
-25
39.9
33.5
23.7
14.2
10.3
5.0
2.1
0
-3.4
-8.8
-11.7
-12.5
-12.9
-15.8
DEUTSCHE
VODAFONE
TELEFONICA
SINGTEL
TELECOM
ITALIA
VERIZON
TELSTRA
NTT
AT&T
DOCOMO
SBC
BELLSOUTH
BT

GLOBAL INDICES
TOTAL RETURNS FOR THE YEAR ENDED 30 JUNE 03



PERCENTAGE (%)
20
15
10
5
0
-5
-10
-15
-20
10.5
10.3
-2.8
-5.2
-9.6
-13.4
-14.5
NZSX 50
TELECOM
DOW JONES
ASX 100
HANG SENG (HK)
FTSE (UK)
NIKKEI (JAPAN)

The Telecom Shed, developed to coincide with the Louis Vuitton and America's Cup Regattas, was one of New Zealand's biggest attractions for the year - second only to Te Papa Tongarewa (the Museum of New Zealand).

OPEN



From the Chief Executive Officer

A CHANGING TELECOM

THERE'S A SUBTLE SIGNIFICANCE ABOUT THE LOOK AND FEEL OF TELECOM'S ANNUAL REPORT THIS YEAR; A FRESHENING OF OUR IMAGE. THIS ANNUAL REPORT SEES THE LAUNCH OF THE FIRST SUBSTANTIAL RENEWAL OF TELECOM'S LOGO.

We have been evolving as a company for a while and we believed that it was time our look and feel reflected the change.

We're a company that's not just a line provider but one that's building intelligence into our networks, and delivering new services and applications to customers. We're as much a data business as a voice business. We're moving from narrowband to broadband and Internet Protocol networks. We're competing fiercely and effectively for our customers in all the sectors and markets we work in.

So as our business has changed, and as our focus for the future shifts to new areas, we've updated the way we present ourselves while ensuring the best of our past is carried over.

Empowering our customers

In New Zealand and Australia, infrastructure is an issue of growing public policy importance. In New Zealand there have been question marks about the adequacy of some infrastructure sectors to cope with demand, now and in the future. In Australia, it has been more a debate about the best structures for industry efficiency.

Telecommunications stands in strong contrast to other sectors - the adequacy of our telecommunications infrastructure is not in doubt. We're a company that has a proud place providing the infrastructure that is the engine room of economic growth and the fabric that binds us all together.

Telecom is investing in ensuring our infrastructure meets and exceeds our customers' needs. Staying ahead of the game demands continuing prudent investment and sound technological choices. Worldwide, there is a growing recognition that the market is best at making those choices.

We must ensure our customers retain access to the very best of innovation and the best infrastructure available. Solid investment across the industry has served our markets - and our investors very well. It will continue to do so in the future provided the regulatory regimes do not unwittingly create roadblocks to growth.

Our customers are continually demanding more of us, and we are continually working to deliver more.

Partnering for the best

Telecom has chosen world-leading companies Alcatel and Lucent Technologies to be our partners in building and managing our networks.

These partnerships are bringing the best global expertise to our networks and ensuring our customers are among the first in the world to receive new and innovative technologies. Telecom's New Zealand customers this year were the first in the region to get on board the high-speed CDMA network which we market as Mobile JetStream. The Next Generation Network that we are building with Alcatel across our Australia and New Zealand operations will deliver revolutionary new capacity and flexibility for customers.

Bringing it all together

The services we deliver may be increasingly sophisticated, but customers want them to be simple and effective to use. Whether they are corporates or people at home, customers want to access their telecommunications information and entertainment needs on any platform, from any device, anytime and anywhere.

So we're building what we call the multi-access portal. It will deliver a suite of services across any of our networks. Interactive television and video-on-demand will be part of the product suite in the future, following our resale and retransmission agreements with SKY Television in New Zealand. In Australia, a resale agreement with Foxtel will allow us to offer a new range of telecommunications and entertainment packages.

Specialised solutions

Some customers need solutions they will never be able to buy off the shelf. Telecom Advanced Solutions has quickly established itself as one of the country's leading IT providers. It is putting together solutions that give major customers maximum value from the marriage of their telecommunications and IT needs.

For some customers, we've designed solutions that reflect their unique needs. We're delivering a range of products and solutions that effectively bring a corporate-style Local Area Network to the customers' desktops, whether they are in schools, on farms or in the thousands of small businesses in our markets. In both New Zealand and Australia we're taking a leadership role in the education market, designing and delivering broadband packages to schools to bring exciting new possibilities to learning, whatever the location.

Telecom people

Businesses do not change because somebody decides on a new policy. They change because of the commitment and drive of its people. Telecom people are outstanding achievers.

As we have refined our products and services to meet customers' needs for a truly converged world, so have we aligned our teams to match the market. The old silos that reflected a fragmented view of the world - and of telecommunications - have been replaced with an integrated structure that gives the best to our customers and brings out the best in our people.

Our people continue to keep Telecom at the leading edge for our customers and our investors.

It's a team I'm proud to lead as Telecom continues its journey of change.

THERESA GATTUNG, CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

Strategy and Performance

New Zealand Wireline

Smart network services are revitalising Telecom's core business by providing customers with a growing range of communications possibilities.



FIXED-LINE AND VALUE-ADDED SERVICES FOR VOICE AND DATA COMMUNICATIONS BY RESIDENTIAL, BUSINESS AND CORPORATE CUSTOMERS IN NEW ZEALAND. THESE SERVICES INCLUDE: LOCAL, NATIONAL, INTERNATIONAL AND 0800 (TOLL-FREE) CALLING; BROADBAND AND LEASED-LINE SERVICES. THESE SERVICES RANGE FROM VOICE MESSAGING TO MANAGEMENT OF COMPLEX PRIVATE NETWORKS AND INCLUDE A RANGE OF IT AND COMMUNICATIONS SERVICES TO BUSINESS CUSTOMERS. STAFF: 3,488. ASSETS: $3,092 MILLION.

Key Initiatives

ACTIVELY SEEK TO GROW CUSTOMER PREFERENCE THROUGH INDUSTRY-LEADING PRODUCTS AND SERVICES AND INNOVATIVE PACKAGES

MIGRATE REVENUES FROM THE "OLD WORLD" SERVICES BASED ON THE PUBLIC SWITCHED TELEPHONE NETWORK (PSTN) TO "NEXT GENERATION" REVENUES BASED ON OUR ENHANCED DATA CAPABILITIES USING PACKET SWITCHING, INTERNET PROTOCOL (IP) AND BROADBAND

PROGRESSIVELY MOVE TRAFFIC ONTO THE ALL-IP NEXT GENERATION NETWORK (NGN) AND BUILD REVENUE THROUGH THE DELIVERY OF ENHANCED DATA AND CALLING SERVICES TO BUSINESS CUSTOMERS MADE POSSIBLE BY THE NGN

EXPAND OUR DELIVERY OF VALUE-ADDED DATA SERVICES TO SMALL AND MEDIUM ENTERPRISES (SME) TO PROMOTE THE UPTAKE OF BROADBAND

WORK WITH CONTENT PROVIDERS TO DEVELOP CAPABILITY TO DELIVER ENTERTAINMENT SERVICES TO CONSUMERS TO STIMULATE CONSUMER BROADBAND UPTAKE

EXPAND BROADBAND COVERAGE ACROSS NEW ZEALAND TO 95%, WORKING WITH WIRELESS TECHNOLOGY PROVIDER BCL IN AREAS OUTSIDE WIRELINE REACH AND BY WORKING WITH COMMUNITIES OF INTEREST IN NEW AREAS

Progress 2002-2003

DURING 2003 THE TELECOMMUNICATIONS COMMISSIONER DELIVERED TWO KEY DECISIONS - ON INTERCONNECT PRICING AND WHOLESALING. A FINAL DETERMINATION ON THE TELECOM SERVICE OBLIGATION IS EXPECTED SHORTLY. THESE DECISIONS ARE RESULTING IN THE RETURN OF GREATER CERTAINTY TO OUR OPERATING ENVIRONMENT. THE DECISION ON LOCAL LOOP ACCESS IS SCHEDULED FOR RELEASE IN DECEMBER 2003.

EBITDA HAS SHOWN A HEALTHY 6.7% RISE - HELPED BY THE CONTINUED REMOVAL OF COSTS FROM THE BUSINESS.

COSTS CONTINUED TO BE TAKEN OUT OF THE BUSINESS AND SOURCES OF ONGOING COST REDUCTION HAVE BEEN IDENTIFIED - THE CONTINUING NGN ROLLOUT AND RATIONALISATION OF SUPPORT SERVICES AS INTEGRATED SERVICES BRING THE BUSINESS CLOSER TOGETHER AT AN OPERATIONAL LEVEL

THERE WAS SOLID NEXT GENERATION REVENUE GROWTH IN THE CORPORATE MARKET FROM NGN-BASED SERVICES. IN MAY, THE STRENGTH OF THE NGN'S "MORE CAPABILITY FOR LOWER COST" BUSINESS PROPOSITION WAS EVIDENT IN OUR FIVE YEAR MULTI-FACETED DEAL WITH LEADING NEW ZEALAND INDUSTRIAL CONGLOMERATE CARTER HOLT HARVEY

NEW DATA SERVICES WERE LAUNCHED FOR SMALL AND MEDIUM BUSINESS CUSTOMERS - PRIVATE OFFICE NETWORK AND SECURE BUSINESS INTERNET

NEW ZEALAND SMES NOW RANK FIFTH ON THE GLOBAL LEAGUE TABLE OF SME BROADBAND UPTAKE

BROADBAND COVERAGE NOW EXTENDS TO 84% OF NEW ZEALAND HOUSEHOLDS AND TELECOM HAS 72,000 BROADBAND SUBSCRIBERS

A TRIAL OF CONSUMER VIDEO-ON-DEMAND SERVICES ACROSS THE DIGITAL SUBSCRIBER LINE (DSL) BROADBAND NETWORK WAS COMPLETED

A SUCCESSFUL TRIAL OF A POTENTIAL TELECOM BROADBAND NETWORK FOR FONTERRA'S 17,000 SUPPLIERS ACROSS RURAL NEW ZEALAND WAS COMPLETED USING WIRELESS BROADBAND SERVICES FROM PROVIDER BCL TO COVER AREAS BEYOND THE REACH OF WIRELINE DSL BROADBAND.

Revenues and EBITDA


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
NZ$M
2,813
2,792
2,808
01
02
03
REVENUE
1,271
1,214
1,124
COSTS
1,542
1,578
1,684
EBITDA
80%
70%
60%
50%
40%
30%
20%
10%
0%
PERCENT
55
57
60
EBITDA MARGIN (%)

Strategy and Performance

New Zealand Mobile

We now have New Zealand's most technically advanced mobile data network and are delivering powerful integrated services.





WIRELESS AND VALUE-ADDED SERVICES FOR VOICE AND DATA COMMUNICATIONS BY RESIDENTIAL, BUSINESS AND CORPORATE CUSTOMERS IN NEW ZEALAND. THESE SERVICES INCLUDE: MOBILE TELEPHONY WITH VALUE-ADDED SERVICES (EG VOICE MESSAGING); TEXT MESSAGING AND INTERNET EMAIL; CONSUMER INFORMATION SERVICES; HIGH SPEED DATA SERVICES AND SECURE DATA TRANSMISSION FOR CORPORATE CUSTOMERS. STAFF: 478. ASSETS: $909 MILLION.

Key Initiatives

VIGOROUSLY BUILD OUR CDMA CUSTOMER BASE AND WITH THIS INCREASE AVERAGE REVENUE PER CONNECTION THROUGH GROWTH IN DATA SERVICES

REDUCE COSTS ASSOCIATED WITH OPERATING MULTIPLE NETWORKS BY OUTSOURCING MAINTENANCE AND DEVELOPMENT OF THE CDMA NETWORK AND ACCELERATING MIGRATION FROM OTHER NETWORKS TO A SINGLE CDMA NETWORK

DEVELOP AND DELIVER VALUE-ADDED SERVICES TO INCREASE DATA REVENUE FROM THE BUSINESS MARKET

DELIVER A NEW GENERATION OF INTEGRATED SERVICES FROM TELECOM'S XTRA AND WIRELINE BUSINESSES TO CDMA HANDSETS THAT OFFER A COMPELLING "ANYTIME, ANYWHERE" PROPOSITION FOR CUSTOMERS

IN THE CONSUMER MARKET, ENCOURAGE NEW CDMA CONNECTIONS AND INCREASED REVENUE PER USER BY DELIVERING NEW MESSAGING, INFORMATION AND ENTERTAINMENT SERVICES TO TELECOM MOBILE PHONES

ACTIVELY SEEK NEW SOURCES OF CDMA HANDSETS COMPATIBLE WITH THE CDMA NETWORK TO INCREASE OPTIONS FOR CUSTOMERS

Progress 2002-2003

153,000 NEW CDMA CONNECTIONS DURING 2003. TELECOM MOBILE NOW HAS 320,000 CDMA CUSTOMERS, ACCOUNTING FOR 59% OF ALL OUR WIRELESS TRAFFIC

THE AVERAGE REVENUE PER POSTPAID CDMA CONNECTION IS NOW APPROXIMATELY $96 PER MONTH (EXCLUDING INTERCONNECTION). AVERAGE REVENUE PER CUSTOMER ON ALL NETWORKS IS $35 PER MONTH (EXCLUDING INTERCONNECTION)

WE ENTERED A LONG TERM CDMA NETWORK MAINTENANCE OUTSOURCING RELATIONSHIP WITH GLOBAL CDMA LEADER, LUCENT TECHNOLOGIES. THE RELATIONSHIP WILL SHOW INCREASING COST BENEFITS AS MORE USERS MIGRATE TO THE CDMA NETWORK WHICH WILL HELP REMOVE FURTHER COSTS FROM THE BUSINESS OVER THE NEXT FEW YEARS

THE MOBILE JETSTREAM NETWORK (CDMA 1XRTT) WAS LAUNCHED - NEW ZEALAND'S FASTEST MOBILE DATA NETWORK - AND 84,000 NEW MOBILE JETSTREAM-CAPABLE CONNECTIONS WERE ACHIEVED DURING THE YEAR

MOBILE DATA REVENUE INCREASED 114% TO $30 MILLION. EBITDA INCREASED 11% TO $308 MILLION

DATA REVENUE FROM THE BUSINESS MARKET ROSE 118%, DRIVEN BY NEW MOBILE JETSTREAM DATA SERVICES SUCH AS REMOTE WORKING

XTRA MOBILE SERVICES WAS LAUNCHED, LEVERAGING XTRA'S POSITION AS NEW ZEALAND'S MOST POPULAR INTERNET SERVICE PROVIDER. XTRA MOBILE SERVICES CAN BE ACCESSED BY MORE THAN 320,000 CUSTOMERS ON THE CDMA NETWORK

AMONG THE MOST COMPELLING OF THE XTRA MOBILE SERVICES IS THE ABILITY TO ACCESS XTRA EMAIL FROM A TELECOM 027 MOBILE PHONE. THERE ARE OVER 500,000 NEW ZEALANDERS WITH AN XTRA EMAIL ADDRESS. XTRA MOBILE SERVICES ALSO GIVES CUSTOMERS ACCESS TO ADVANCED MOBILE SERVICES SUCH AS LOCAL WEATHER FORECASTS, THE LATEST NEWS AND SPORTS INFORMATION AND MOBILE GAMES

SIGNIFICANT PROGRESS WAS MADE ON DEVELOPING SOURCES FOR AN ACROSS-THE-BOARD RANGE OF COMPETITIVE HANDSETS AND MOBILE DEVICES. OUR OFFER IN THE BUSINESS DATA SPACE IS NOW THE MOST COMPREHENSIVE AND TECHNICALLY SUPERIOR.

Revenues and EBITDA


1,200
1,000
800
600
400
200
0
NZ$M
725
761
778
01
02
03
REVENUE
447
484
470
COSTS
278
277
308
EBITDA
60%
50%
40%
30%
20%
10%
0%
PERCENT
38
36
40
EBITDA MARGIN (%)

Strategy and Performance

International



When your market is as uncertain as the global telecommunications market has been, the important thing is to protect your core revenue and margins.

CALLING AND MANAGED DATA NETWORK SERVICES BETWEEN NEW ZEALAND, AUSTRALIA AND OTHER COUNTRIES WORLDWIDE. THESE SERVICES, PROVIDED TO ALL NEW ZEALAND AND AUSTRALIAN CUSTOMERS, ARE BASED ON DIRECT NETWORK LINKS TO 60 OTHER NATIONAL TELECOMMUNICATIONS PROVIDERS AND A FURTHER 200 BILATERAL RELATIONSHIPS. TELECOM OPERATES EXCHANGES AT POINTS OF PRESENCE IN SYDNEY, LOS ANGELES, TOKYO, NEW YORK, MIAMI, FRANKFURT AND LONDON, SUPPORTING INTERNATIONAL TRAFFIC INCLUDING "TRANSIT" TRAFFIC BETWEEN COUNTRIES OUTSIDE AUSTRALASIA. STAFF: 210. ASSETS: $401 MILLION.

Key Initiatives

DELIVER HIGH QUALITY INTERNATIONAL CALLS FOR NEW ZEALAND AND AUSTRALIAN CUSTOMERS BY COST-EFFECTIVELY USING CABLE CAPACITY AND FACILITIES IN THE USA, UK AND ASIA

MAINTAIN AND GROW REVENUE FROM VOICE CARRIAGE OUT OF NEW ZEALAND AND AUSTRALIA, WORKING WITH RETAIL VOICE MARKETERS WITHIN THE TELECOM GROUP TO STIMULATE CALL DEMAND TO THE MOST PROFITABLE DESTINATIONS

DEVELOP NEW BUSINESS IN THE AREAS OF HIGH TRAFFIC GROWTH SUCH AS DATA. GIVEN THAT MUCH HIGH TRAFFIC GROWTH IN RECENT YEARS HAS BEEN AT THE EXPENSE OF MARGIN, CONCENTRATE DEVELOPMENT EFFORTS ON NEW BUSINESS WITH THE POTENTIAL FOR STRONG MARGINS

PROFITABLY OPERATE A WHOLESALE BUSINESS OF AGGREGATING AND DELIVERING TRAFFIC BETWEEN OTHER COUNTRIES THROUGH TELECOM'S INTERNATIONAL POINTS OF PRESENCE

CONTINUE TO OPERATE A PROFITABLE BUSINESS MANAGING INTERNATIONAL DATA SERVICES FOR NEW ZEALAND AND AUSTRALIAN LARGE BUSINESS CUSTOMERS, CONTINUING THE TRANSITION TO IP-BASED SERVICES

EFFICIENTLY MANAGE TELECOM INTERESTS IN THE SOUTHERN CROSS CABLE NETWORK, INCLUDING SUPPLY OF TELECOM-OWNED CABLE CAPACITY

Progress 2002-2003

EBITDA OF $96 MILLION, THROUGH AN ADDITIONAL EMPHASIS ON COST AND CREDIT MANAGEMENT IN A TESTING COMMERCIAL ENVIRONMENT. POINTS OF PRESENCE TRANSIT MINUTES GREW BY 13%, HOWEVER GROSS MARGIN WAS DOWN BY 28% REFLECTING A LESS AGGRESSIVE APPROACH TO THE BUSINESS DURING 2003, AND THE ONGOING PRESSURE ON MARGINS THROUGHOUT THE MARKET

INTERNATIONAL CALL MINUTES IN AND OUT OF NEW ZEALAND DURING 2003 WERE MAINTAINED AT THE SHARPLY INCREASED LEVEL ACHIEVED IN 2002. DURING THE YEAR AN INCREASING EMPHASIS WAS PLACED ON THE VOICE BUSINESS AS A SOURCE OF REVENUE GROWTH FOR TELECOM INTERNATIONAL. THIS REFLECTS THE FACT THAT MARGINS ARE DECLINING AT A SLOWER RATE FOR VOICE TRAFFIC, RELATIVE TO DATA AND INTERNET MARGINS, WHICH CONTINUE TO TREND DOWNWARDS DESPITE MUCH HIGHER TRAFFIC VOLUME

INTERNATIONAL MANAGED DATA (EXCLUDING INTERNET) VOLUMES GREW BY 44%. BUSINESS DEVELOPMENT INITIATIVES INCLUDED TELECOM'S FILM AND MEDIA NETWORK, AN INFRASTRUCTURE FOR GLOBAL FILMMAKERS TO SEND HIGH QUALITY DATA BETWEEN NEW ZEALAND AND AUSTRALIA, NORTH AMERICA, THE UK AND ASIA. THE FILM AND MEDIA NETWORK WAS USED EXTENSIVELY IN THE PRODUCTION OF *LORD OF THE RINGS*. THE EFFECTIVENESS OF TELECOM'S NETWORK ALSO ENABLED THE MOVIE *THE LAST SAMURAI* TO BE FILMED IN NEW ZEALAND. WHILE NOT YET A SOURCE OF HIGH TRAFFIC VOLUME, THE NETWORK HAS POTENTIAL TO GROW HIGH MARGIN TRAFFIC

Revenues and EBITDA


NZ$M
800
700
600
500
400
300
200
100
0
462
500
371
01
02
03
REVENUE
378
354
275
COSTS


NZ$M
800
700
600
500
400
300
200
100
0
84
146
96
01
02
03
EBITDA


PERCENT
60%
50%
40%
30%
20%
10%
0%
18
29
26
01
02
03
EBITDA MARGIN (%)

Strategy and Performance

Internet and Directories Services

Integration of our Internet services across other areas of the business is adding value for customers and creating new revenue sources.


around

INTERNET ACCESS, VALUE-ADDED ONLINE SERVICES AND ADVERTISING FOR RESIDENTIAL AND BUSINESS CUSTOMERS IN NEW ZEALAND UNDER THE XTRA AND YELLOW PAGES® BRANDS. XTRA IS THE COUNTRY'S LARGEST INTERNET SERVICE PROVIDER, OPERATING THE XTRAMSN SITE IN ALLIANCE WITH MICROSOFT.

DIRECTORIES INCLUDE ONLINE (INTERNET-BASED) AND HARD COPY WHITE PAGES™ TELEPHONE LISTINGS, AND YELLOW PAGES® ADVERTISING CHANNELS, ACROSS 18 REGIONS IN NEW ZEALAND. XTRA AND YELLOW PAGES® PROVIDE VALUE-ADDED SERVICES FOR BUSINESSES TO BUILD THEIR PRESENCE ON THE INTERNET. STAFF: 647 ASSETS: $663 MILLION.

Key Initiatives

BUILD ON XTRAMSN'S POSITION AS NEW ZEALAND'S NUMBER ONE INTERNET PORTAL BY DEVELOPING NEW AND INTEGRATED SERVICES THAT CONTINUE TO OFFER CUSTOMERS THE BEST INTERNET EXPERIENCE

ESTABLISH LEADERSHIP IN THE MOBILE INTERNET SPACE THROUGH DELIVERING ADVANCED MESSAGING, INFORMATION AND ENTERTAINMENT SERVICES VIA TELECOM'S CDMA MOBILE NETWORK

LEVERAGE XTRAMSN'S CONTENT AND VALUE-ADDED SERVICES TO ENCOURAGE UPTAKE AND USAGE OF TELECOM'S DSL BROADBAND SERVICES AMONG CONSUMER AND BUSINESS CUSTOMERS

GROW INTERNET REVENUES BY INCREASING CUSTOMER NUMBERS, PROVIDING VALUE-ADDED SERVICES AND GROWING ADVERTISING REVENUE

REDUCE COSTS BY INTEGRATING THE INTERNET AND DIRECTORIES BUSINESS WITH OTHER BUSINESS UNITS

GROW YELLOW PAGES® ADVERTISING REVENUES IN AN INCREASINGLY COMPETITIVE ADVERTISING MARKET BY ENCOURAGING UPTAKE OF PREMIUM ADVERTISING OPTIONS

MAINTAIN GROWTH IN THE CORE DIRECTORIES BUSINESS OF LINKING BUYERS AND SELLERS BY INTEGRATING THE CAPABILITIES OF XTRA AND YELLOW PAGES® TO REPLICATE THE SUCCESSFUL PRINT MODEL ONLINE

Progress 2002-2003

TOTAL REVENUE INCREASED 12 PERCENT, HELPED BY A 27% INCREASE IN INTERNET REVENUES. TOTAL EBITDA FOR THE GROUP WAS UP 28% TO $159 MILLION

UNIQUE VISITORS TO XTRAMSN GREW 35% TO 1.8 MILLION IN JUNE 2003. XTRA NOW HAS 430,00 DIAL-UP CUSTOMERS AND IS WELL POSITIONED TO DRIVE TELECOM'S EFFORTS TO ENCOURAGE UPTAKE OF BROADBAND ACROSS BUSINESS AND CONSUMER GROUPS

XTRA MOBILE SERVICES WAS LAUNCHED ON TELECOM MOBILE'S CDMA NETWORK PROVIDING A POTENTIALLY SIGNIFICANT SOURCE OF NEW REVENUE FROM VALUE-ADDED SERVICES, AND A SIGNIFICANT DRIVER FOR CONNECTIONS ON TELECOM MOBILE'S CDMA NETWORK. XTRA MOBILE SERVICES IS THE MOST TANGIBLE EXAMPLE YET OF PROGRESS TOWARDS TELECOM'S GOAL OF BECOMING A "ONE PROVIDER, MANY ACCESS POINTS" INTEGRATED SERVICE PROVIDER

ADVERTISING REVENUES ON XTRAMSN GREW BY 27%

DIRECTORIES PRINT REVENUES WERE UP 6.2% IN A HIGHLY COMPETITIVE ADVERTISING MARKET. A CHANGE IN THE ACCREDITATION PROCESS AND COMMISSION STRUCTURE FOR ADVERTISING AGENCIES THAT SELL YELLOW PAGES® ADS ENCOURAGES THE PLACEMENT OF PREMIUM ADS, AND ADVERTISING RATES FOR THESE PRODUCTS WERE REDUCED BY 5-15%. YELLOW PAGES® ALSO GUARANTEED - AGAINST INDUSTRY TRENDS - TO HOLD THE PRICE OF ALL OTHER ADVERTISING PRODUCTS FOR SIX MONTHS

THE NUMBER OF ONLINE YELLOW PAGES® CUSTOMERS INCREASED BY 20%

COSTS WERE TAKEN OUT OF THE BUSINESS WITH IMPROVED SYSTEMS AND MORE EFFECTIVE MANAGEMENT OF PRINT SERVICES.

Revenues and EBITDA


600
500
400
300
200
100
0
NZ$M
268
308
345
01
02
03
REVENUE


600
500
400
300
200
100
0
NZ$M
158
184
186
01
02
03
COSTS
600
500
400
300
200
100
0
NZ$M
111
124
159
01
02
03
EBITDA


60%
50%
40%
30%
20%
10%
0%
PERCENT
41
40
46
01
02
03
EBITDA MARGIN (%)

Strategy and Performance

Australian Consumer



Australian comedian "Effie" became the new face of AAPT Smartchat, promoting a raft of new phone and Internet services for consumers.

FIXED WIRE SERVICES FOR VOICE AND DATA COMMUNICATIONS BY RESIDENTIAL AND SMALL BUSINESS CUSTOMERS IN AUSTRALIA UNDER THE AAPT AND AAPT SMARTCHAT BRANDS. THIS SEGMENT ALSO HAS WIRELESS VOICE AND MESSAGING SERVICES DELIVERED OVER THE VODAFONE, OPTUS AND TELSTRA NETWORKS. AAPT SMARTCHAT INCLUDES LONG DISTANCE CALLING AND LOCAL SERVICES. STAFF: 613 ASSETS: $518 MILLION.

Key Initiatives

FOCUS SALES AND RETENTION ACTIVITIES ON MARGIN-RICH, MULTI-PRODUCT CUSTOMERS TO GROW EARNINGS AND OPTIMISE FUTURE STRATEGIC OPPORTUNITIES FOR THE SMARTCHAT BUSINESS

REINVIGORATE THE SMARTCHAT BRAND THROUGH AGGRESSIVE NEW MARKETING CAMPAIGNS INCLUDING INNOVATIVE NEW OFFERINGS, ABOVE THE LINE ADVERTISING AND EXPANDED RETAIL CHANNEL ACTIVITIES

INTRODUCTION OF COMPELLING NEW PROPOSITIONS SUPPORTING THE ACQUISITION AND RETENTION OF HIGHER VALUE LONG DISTANCE AND MOBILE CUSTOMERS

GROW REVENUES THROUGH THE PACKAGING OF FIXED VOICE, MOBILE, DIAL-UP INTERNET, BROADBAND AND SUBSCRIPTION TV SERVICES FOR LARGE USERS OF LONG DISTANCE

REDUCE CARRIER CHARGES THROUGH REGULATORY AND CARRIER NEGOTIATED OUTCOMES

CAPITALISE ON OUR ABSENCE OF LEGACY ISSUES TO BECOME A STRONG, NIMBLE AND FOCUSED PLAYER WITH A SEGMENTED GROWTH STRATEGY

CREATION OF STATE OF THE ART CUSTOMER INTELLIGENCE INFRASTRUCTURE: COMMISSIONING AND COMPLETION OF NEW DATA WAREHOUSE, AND INTRODUCTION OF AUTOMATED CUSTOMER CONTACT AND CAMPAIGN MANAGEMENT TOOL-SET

Progress 2002-2003

CHURN REDUCED COMPARED TO THE SAME TIME LAST YEAR AFTER A SERIES OF INITIATIVES WERE IMPLEMENTED TO IMPROVE THE CUSTOMER EXPERIENCE - FROM MARKETING AND SALES TO ORDER FULFILMENT, BILLING AND CUSTOMER SERVICE

AAPT'S BRAND MONITOR SURGED TO ITS HIGHEST LEVELS IN THREE YEARS FOLLOWING THE RELAUNCH OF THE SMARTCHAT BRAND AND AAPT'S NEW CUSTOMER VALUE PROPOSITIONS

LAUNCHED AAPT MOBILE VIRTUAL NETWORK OPERATOR ON THE VODAFONE NETWORK. TO CUSTOMERS, THE NETWORK PROVIDER IS NOW FULLY INVISIBLE AS ALL SERVICES ARE PROVIDED THROUGH AAPT

IMPROVEMENTS IN NEW CUSTOMER AVERAGE REVENUE PER USER HAVE IMPROVED THE UNDERLYING ECONOMICS OF ACQUISITION

SIGNED THE FIRST SALES AGENCY AGREEMENT WITH FOXTEL, ENABLING AAPT TO OFFER SUBSCRIPTION TELEVISION SERVICES AS PART OF A SUITE OF COMMUNICATIONS OFFERINGS TO CUSTOMERS

SET TO CREATE A NEW BENCHMARK IN THE MARKET, AAPT LAUNCHED AUSTRALIA'S MOST AGGRESSIVELY PRICED PREPAID MOBILE OFFER AT 49C PER MINUTE, ALL DAY, EVERY DAY

ACHIEVED SALES OF 175,000 UNITS OF VODAFONE NO-PLANS PREPAID PRODUCT

SIGNED AN AGREEMENT FOR DICK SMITH TO BECOME AAPT'S MAJOR RETAIL CHANNEL PARTNER FOR SALES OF ITS AGGRESSIVE NEW PREPAID OFFER, EXPANDING AAPT'S PRESENCE IN THE MOBILE RETAIL MARKET BY A FURTHER 366 STORES ACROSS AUSTRALIA

SUCCESSFUL CUSTOMER CONTACT AND SAVE PROGRAMMES PILOTED UTILISING CUSTOMER RELATIONSHIP MANAGEMENT TOOLS, DELIVERING SIGNIFICANT REDUCTIONS IN CUSTOMER CHURN.

Revenues and EBITDA



NZ$M
1,200
1,000
800
600
400
200
0
994
918
693
01
02
03
REVENUE
932
820
646
COSTS
62
98
47
EBITDA
PERCENT
30%
20%
10%
0%
6
11
7
EBITDA MARGIN (%)

Strategy and Performance

Australian Business and Internet

By providing customised solutions supported by a dedicated account manager, AAPT is helping our customers increase their business efficiency and reduce their operational costs.



A FULL RANGE OF TELECOMMUNICATIONS AND INTERNET ACCESS AND E-COMMERCE SERVICES PROVIDED TO AAPT'S AND CONNECT'S BUSINESS, CORPORATE, GOVERNMENT AND WHOLESALE CUSTOMERS, IT&T SERVICES PROVIDED TO TCNZA'S LARGE CORPORATE CUSTOMERS. STAFF: 668. ASSETS: $1,062 MILLION.

Key Initiatives

IMPROVE EBITDA % MARGIN, MAINTAIN POSITIVE CASH FLOW AND BUILD A SOLID PLATFORM FOR GROWTH

STRENGTHEN DATA AND IP SOLUTION CAPABILITIES BY INVESTING IN RESEARCH AND DEVELOPMENT OF NEW IP SERVICES WHILE RE-ENGINEERING EXISTING DATA PRODUCTS TO GENERATE HIGHER MARGINS

DEVELOP MARKET DIFFERENTIATORS BY UNDERSTANDING TARGET MARKETS, RESEARCHING DIFFERENTIATORS FOR THOSE MARKETS AND SERVICING TO THE BEST OF OUR ABILITY

INVEST IN SALES AND MARKETING TO STRENGTHEN AAPT'S PRODUCT AND SERVICE CAPABILITIES, INCLUDING INTRODUCING NEW SALES MANAGEMENT TOOLS, TRAINING AND DEVELOPMENT

LEVERAGE TELECOM'S TRANS-TASMAN CAPABILITIES TO DEVELOP A SEAMLESS VOICE AND DATA OFFERING, MULTI-CURRENCY BILLING AND ACCOUNT MANAGEMENT

STRENGTHEN AAPT'S RELATIONSHIP WITH THE VICTORIAN GOVERNMENT THROUGH THE FURTHER DEVELOPMENT AND MANAGEMENT OF THE VIC ONE NETWORK AND SERVICES

CONTINUE TO AGGRESSIVELY PURSUE SELECTED TENDER OPPORTUNITIES WITHIN THE HIGH-END CORPORATE MARKET THROUGH TCNZA, AND LEVERAGE FROM EXISTING TCNZA CONTRACTS TO DRIVE REVENUE GROWTH

Progress 2002-2003

EBITDA GREW BY 52.4%, REFLECTING GOOD COST CONTROL AND A SHIFT IN REVENUE MIX TOWARDS HIGHER MARGIN BUSINESS AND IMPROVEMENTS IN THE DELIVERY OF SERVICES TO EXISTING CUSTOMERS

EARNINGS FROM OPERATIONS IMPROVED BY $26 MILLION FOR THE YEAR

CONSIDERABLE TRAFFIC GROWTH WAS ACHIEVED. HIGHLIGHTS INCLUDE THE PROVISION OF BROADBAND TO APPROXIMATELY 42,000 SCHOOL STUDENTS ACROSS NSW, AND THE RENEWAL OF CONNECT'S CONTRACT WITH TRADEWAY, THE LARGEST IP E-COMMERCE COMMUNITY IN AUSTRALIA

CONNECT CONTINUED TO STRENGTHEN ITS POSITION AS A LEADER IN THE INTEGRATED IP AND E-COMMERCE SPACE, EXPANDING ITS SERVICE PORTFOLIO WITH CORPORATE ROAMING, E-COMMERCE DOCUMENT MANAGEMENT AND SUPPLY CHAIN SOLUTIONS

COMPLETED THE ROLLOUT OF A MULTI-PACKET-LABELING-SWITCHING PLATFORM, WHICH COMBINED WITH AAPT'S NEW IP PRODUCT SUITE, PLACES AAPT IN A UNIQUE POSITION TO PROVIDE VOICE OVER IP, IP-VIDEO-CONFERENCING, EFTPOS, LAN/WAN AND DATA NETWORKING NEEDS TO CUSTOMERS SEAMLESSLY

AAPT, THROUGH ITS VIC ONE BUSINESS, IS ENABLING BROADBAND FOR 1,340 SCHOOLS IN VICTORIA. ON COMPLETION, AROUND 500,000 STUDENTS AND STAFF IN SCHOOLS WILL HAVE BROADBAND ACCESS UP TO ONE MEGABYTE PER SECOND

TCNZA IS FOCUSED ON INCREASING THE VALUE IT GENERATES, SERVICING EXISTING CUSTOMERS

TCNZA SIGNED AN AGREEMENT WITH GLOBAL COMMUNICATIONS SERVICES COMPANY *DAMOVO*, PLACING IT IN A UNIQUE POSITION TO BE ABLE TO DEVELOP SCALABLE AND FLEXIBLE SOLUTIONS FOR THE COMMONWEALTH BANK ACROSS A RANGE OF PLATFORMS.

Revenues and EBITDA


1,200
1,000
800
600
400
200
0
NZ$M
819
911
795
01
02
03
REVENUE
754
827
667
COSTS
65
84
128
EBITDA
60%
50%
40%
30%
20%
10%
0%
PERCENT
8
9
16
EBITDA MARGIN (%)

Our People

WE ARE NOW WELL DOWN THE PATH TO DELIVERING A SUSTAINABLE PEOPLE-BASED COMPETITIVE ADVANTAGE, SUPPORTING THE BUSINESS IN ACHIEVING ITS STRATEGIC OUTCOMES.

Key Initiatives

CONTINUALLY INCREASE OUR RESPONSIVENESS TO OUR CUSTOMERS AND KEEP AHEAD OF THE EVER-EVOLVING MARKET RESULTING IN A SHIFT IN HUMAN RESOURCES PRACTICES AND HOW WE THINK ABOUT OUR PEOPLE AND OURSELVES

DEVELOP THE RECRUITMENT AND SELECTION PROCESSES TO BETTER SELECT THE PEOPLE WITH THE SKILLS AND KNOWLEDGE NECESSARY TO SUPPORT THE BUSINESS NEEDS

DEVELOP THE CORE PEOPLE PERFORMANCE MANAGEMENT PROCESSES AND SKILLS OF OUR MANAGERS, TO DRIVE A SUSTAINABLE HIGH PERFORMANCE ENVIRONMENT

DEVELOP OUR RECOGNITION PRACTICES TO ENSURE WE IDENTIFY AND CELEBRATE THE WINNING PERFORMANCES OF OUR PEOPLE

PROVIDE OPPORTUNITIES TO GROW OUR PEOPLE CAPABILITY AND SUPPORT BUSINESS GOALS

Progress 2002-2003

EMPLOYED APPROXIMATELY 1,500 NEW PEOPLE ACROSS NEW ZEALAND AND AUSTRALIA. WE PUT CONSIDERABLE EFFORT INTO FURTHER DEVELOPING OUR PROFESSIONAL RECRUITMENT MODEL TO ENSURE THAT WE SELECT THE MOST COMPETENT APPLICANTS FOR ROLES AND TREAT ALL APPLICATIONS FAIRLY

PROVIDED OUR PEOPLE WITH GREATER OPPORTUNITIES FOR DEVELOPMENT BY IMPLEMENTING THE PRACTICE OF ADVERTISING ALL VACANCIES, RESULTING IN A STEADY INCREASE IN THE NUMBER OF INTERNAL PLACEMENTS TO POSITIONS AND A VIBRANT INTERNAL JOB MARKET

IN TWO INDEPENDENT SURVEYS TELECOM WAS RATED AS THE EMPLOYER OF CHOICE. BOTH SURVEYS IDENTIFIED THAT TELECOM'S SIZE, HIGH PROFILE IN THE COUNTRY AND CLEAR CAREER OPPORTUNITIES, AS CRITICAL FACTORS IN RESPONDENTS CHOOSING TELECOM AS THE COMPANY THEY WOULD MOST LIKE TO WORK FOR

DEVELOPED AN INDUCTION PROGRAMME WHICH FOCUSES ON EDUCATING OUR NEW EMPLOYEES ABOUT TELECOM'S CUSTOMERS, HERITAGE, STRATEGY, PURPOSE AND VALUES

DEVELOPED THE PROCESS FOR SETTING INDIVIDUAL'S PERFORMANCE OBJECTIVES, BY INCLUDING BEHAVIOURAL MEASURES OF PERFORMANCE. THESE MEASURES REFLECT OUR COMPANY VALUES AND ARE AS IMPORTANT AS THE ACHIEVEMENT OF MORE TANGIBLE RESULTS

PROVIDED TOOLS AND TRAINING TO MANAGERS TO SUPPORT THEM HAVING QUALITY PERFORMANCE DISCUSSIONS. IN A RECENT REVIEW, 70% OF SURVEYED MANAGERS BELIEVE THEY HAVE THE SKILLS TO CONDUCT QUALITY PERFORMANCE FEEDBACK SESSIONS WITH THEIR EMPLOYEES. EIGHTY NINE PERCENT OF EMPLOYEES REPORTED PARTICIPATING IN PERFORMANCE DISCUSSIONS ON A REGULAR BASIS WITH THEIR MANAGER

LAUNCHED A NEW PROGRAMME OF EMPLOYEE RECOGNITION. OUR PEOPLE ARE SUCCESSFULLY USING THIS TO ACKNOWLEDGE AND CELEBRATE EACH OTHER'S PERFORMANCE. THIS YEAR, 300 EMPLOYEES WERE RECOGNISED FOR THEIR PERFORMANCE BY PEERS OR MANAGERS

PROVIDED MANAGERS WITH THE ABILITY TO IDENTIFY OUTSTANDING PERFORMERS IN THEIR BUSINESS UNIT. TEAMS OR INDIVIDUALS CAN BE NOMINATED FOR PERFORMANCE IN FIVE CATEGORY AREAS: 'BEING A CHAMPION', 'WORKING TOGETHER', 'WORKING WITH CUSTOMERS', 'BUSINESS SUCCESS' AND 'INNOVATION'. OVERALL WINNERS ARE THEN SELECTED TO ATTEND AN END-OF-YEAR CELEBRATION OF THEM AND THEIR EFFORTS. IN 2002 THE WINNERS WERE: VICKI OLIN, PETER DENSTON, PETER SEWELL, AMANDA JARVIE, AROHA ROTA, YVETTE SALICRUP, IRENE JACK, ALAN FOSTER, AMANDA JAMES, EWEN POWELL, JILL MANN, FRANS VAN ZOGGEL, SASULU VA, WENDY IRELAND, RAEWYN VILJOEN, PETER SMITH, BRENTON SMITH, MARK RYAN, TRISH HEALY, ZANE NASH AND KATY LAING

DURING THE LOUIS VUITTON AND AMERICA'S CUP CAMPAIGNS, OUR EMPLOYEES WERE GIVEN THE OPPORTUNITY TO PROMOTE OUR PRODUCTS AND SERVICES AT THE TELECOM SHED. TWENTY EMPLOYEES WORKED FULL TIME TO FRONT UP TO CROWDS SOMETIMES TOTALLING MORE THAN 6,000 IN A SINGLE DAY AND MANY MORE VOLUNTEERED THEIR TIME DURING THE WEEKENDS TO PARTICIPATE IN THE EXPERIENCE

FOCUSED ON INVESTING IN THE CAPABILITY OF OUR PEOPLE. DURING THE YEAR WE DEVELOPED THE 'TELECOM WAY FOR SALES'. THIS PROGRAMME DEFINES OUR SALES APPROACH, SELLING PROCESS AND SALES SKILLS. THIS IS CURRENTLY BEING IMPLEMENTED TO TARGET DEVELOPMENT IN THIS AREA, ACROSS THREE BUSINESS UNITS

IN CONSUMER, SMALL BUSINESS AND SERVICE WE HAVE PUT IN PLACE THE 'CREATING SUPERIOR VALUE PROGRAMME'. THIS PROGRAMME IS ABOUT IDENTIFYING AND FOSTERING A SET OF BEHAVIOURS THAT ENABLE US TO CREATE SUPERIOR VALUE FOR OUR CUSTOMERS.



Pauline Fuller, Team Manager, Customer Solutions Centre, Hamilton, was one of the 20 Telecom people who worked full-time at the Telecom Shed. Research showed that one of the Telecom Shed's key success factors was our people.

Leadership in the Community

WE ARE A BUSINESS THAT STRIVES FOR GROWTH TO SUSTAIN OURSELVES AND THE COMMUNITIES WE BELONG TO. THE PEOPLE WHO MAKE UP THESE COMMUNITIES ARE OUR CUSTOMERS.

Key Initiatives

FOCUS ON FIVE KEY AREAS THAT HELP US CONNECT OUR CUSTOMERS WITH THE THINGS THAT ARE MOST IMPORTANT TO THEM AND CLARIFY OUR ACTUAL OR POTENTIAL ROLE IN EACH

EDUCATION: CREATING OPPORTUNITIES FOR PEOPLE TO LEARN

SPORT: PURSUING EXCELLENCE AND LEADERSHIP - TAKING ON THE WORLD

COMMUNITY: STRENGTHENING THE ORGANISATIONS THAT HELP BUILD COMMUNITY SPIRIT

BUSINESS: NURTURING GROWTH AND REWARDING EXCELLENCE IN BUSINESS

ARTS: ENSURING PEOPLE'S BEST CREATIVE POTENTIAL IS REALISED

INCREASE CLARITY AND REFINE OUR PORTFOLIO OF ACTIVITIES TO ENSURE OUR RELATIONSHIPS IN THE COMMUNITY REFLECT THE UNDERLYING PRINCIPLE DRIVING OUR INVOLVEMENT, AND PROVIDE FOCUS TO WHAT WE DO AND HOW WE CAN MAXIMISE THE MUTUAL BENEFITS FROM WORKING TOGETHER

IDENTIFY ORGANISATIONS WHERE OUR BUSINESS AND EXPERTISE PLAYS A CRITICAL ROLE IN THE ORGANISATION, EVENT OR TEAM WE'RE WORKING WITH TO ACHIEVE ITS CORE PURPOSE AND WHICH MAY NOT ORDINARILY HAVE THE NECESSARY RESOURCES. FOR EXAMPLE, THE CITIZEN ADVICE BUREAUX (CAB) RECEIVE, ON AVERAGE, 11,000 PHONECALLS A DAY. TELECOM SPONSORS THE CAB, PROVIDING THE KEY CHANNELS TO ANSWER ALL THE QUESTIONS THE CAB RECEIVES. TELECOM ALSO HOSTS WWW.CAB.ORG.NZ AND RECENTLY UPGRADED THE CAB TELEPHONE SYSTEM

STRENGTHEN OUR EDUCATION PORTFOLIO. TELECOM IS THE LARGEST FUNDER OF EDUCATION IN NEW ZEALAND, SECOND ONLY TO THE GOVERNMENT

TIGHTEN OUR APPROACH TOWARDS OUR INTERNAL SYSTEMS AND PROCESSES TO MORE EFFECTIVELY IDENTIFY APPROPRIATE AND MEANINGFUL SPONSORSHIP FOR TELECOM AND THEN WORK WITH SPONSORED ORGANISATIONS TO MAXIMISE THE BENEFITS FOR ALL INVOLVED, AND FOR THE COMMUNITY AT LARGE

INCREASE OUR LEVERAGE SPEND PER SPONSORSHIP SO THAT IT IS MORE CLOSELY ALIGNED WITH INTERNATIONAL BENCHMARKS

INCREASE INTERNAL AND EXTERNAL ONLINE COMMUNICATION OF TELECOM SPONSORSHIP ACTIVITIES AND THE BENEFITS OF COMMUNICATIONS TO THE ORGANISATIONS WE SUPPORT

Progress 2002-2003

INVESTED $NZ23 MILLION INTO COMMUNITIES THROUGH ARTS, EDUCATION, COMMUNITY AND SPORTS SPONSORSHIPS

CONTINUED TO GIVE PARTICULAR SUPPORT TO NEW ZEALAND EDUCATION AT ALL LEVELS BY INVESTING OVER $12 MILLION IN SCHOOL CONNECTIONS, SENIORNET, LEARNING LINE AND OUR INFORMATION TECHNOLOGY ROADSHOWS

PROVIDED EACH NORTHERN HOSPITAL SCHOOL TEACHER WITH A LAPTOP, FAST WIRELESS INTERNET ACCESS AND TIME ONLINE. THE NORTHERN HOSPITAL SCHOOL CATERS FOR UP TO 50 STUDENTS A DAY - AROUND 12 ATTEND CLASSES IN THE HOSPITAL'S CLASSROOM. THE REST ARE USUALLY CONFINED TO BED. PREVIOUSLY MOST STUDENTS ON THE WARD HAVE NOT BEEN ABLE TO ACCESS THE INTERNET. EACH OF THE TEACHERS CAN NOW WORK WITH THE STUDENTS FROM THE WARD THIS MEANS CHILDREN WHO CAN'T LEAVE THEIR BEDS CAN STILL KEEP IN TOUCH WITH THEIR SCHOOLMATES AND FAMILY. THIS PROGRAMME WAS EXTENDED TO INCLUDE CENTRAL REGIONAL HEALTH SCHOOLS

CONNECTED FANS TO THEIR TEAM THROUGH OUR VIRTUAL SUPER 12 SITE. RUGBY LOVERS IN NEW ZEALAND AND INTERNATIONALLY SIGNED ON TO BE PART OF AN ONLINE COMPETITION WHERE FANS MADE THEIR WEEKLY PICKS OF WHICH TEAM WOULD WIN AND BY WHAT MARGIN. THE SITE WAS A HIT - NEARLY 80,000 RUGBY FANS REGISTERED AND PLAYED WEEKLY. CONNECTING THE FANS TO THE GAME IS A CORE ASPECT OF OUR RELATIONSHIP WITH THE NEW ZEALAND RUGBY UNION, WHICH WE STRENGTHENED DURING THE YEAR. TELECOM IS NOW ITS OFFICIAL TELECOMMUNICATIONS PARTNER

HOSTED 400,000 VISTORS AT THE TELECOM SHED, 97% OF WHOM SAID THEY HAD A POSITIVE EXPERIENCE

RAISED $30,000 FOR THE STARSHIP CHILDREN'S HOSPITAL THROUGH THE YELLOW PAGES® ARTS SPONSORSHIPS

SUPPORTED NEW ZEALAND'S NATIONAL WOMEN'S HOCKEY TEAM, THE TELECOM BLACK STICKS. WE'RE KEEN TO SEE THE SKILL, COMMITMENT AND PROFESSIONALISM OF THE TEAM SHOWCASED ON THE WORLD STAGE AT THE 2004 OLYMPICS IN ATHENS

SUPPORTED THE AUCKLAND PHILHARMONIA'S TELECOM POPS SERIES. TELECOM'S ASSOCIATION WITH THE AUCKLAND PHILHARMONIA ORCHESTRA BEGAN WITH THE ROUSING TELECOM POPS CONCERTS IN 2002 AND CONTINUES TO BE HIGHLY SUCCESSFUL

RAISED $14,000 FOR THE AUCKLAND CITY MISSION BY TELECOM PEOPLE GETTING OUT ON THE STREETS OF AUCKLAND DURING THE AUCKLAND CITY MISSION'S ANNUAL APPEAL DAY. TELECOM ALSO DONATED $28,000 TO THE MISSION'S CHRISTMAS DINNER, WHICH WAS ATTENDED BY OVER 1,000 PEOPLE

SUPPORTED NEW ZEALAND ROWING'S RISING STARS, GEORGINA AND CAROLINE EVERS-SWINDELL - CURRENT WORLD ROWING CHAMPIONS AND RECIPIENTS OF THE 2002 SUPREME HALBERG AWARD FOR SPORTSPEOPLE OR SPORTS TEAM OF THE YEAR. TELECOM'S TECHNOLOGY IS AN INTEGRAL PART OF THE TWIN'S LIFE AND VITAL TO THEIR SUCCESS, IT ENABLES THEM TO KEEP IN TOUCH WITH FRIENDS AND FAMILY WHILE OVERSEAS AND WITH COACHES WHO CAN'T ALWAYS TRAVEL WITH THEM. THEY MAY EVEN FIND TIME FOR SOME STUDY ONLINE - BOTH ARE ENROLLED AT WAIKATO UNIVERSITY. TELECOM IS COMMITTED TO SUPPORTING THE ROWING TWINS OVER THE NEXT THREE YEARS. THE TWINS ARE NOW CONCENTRATING THEIR EFFORTS TOWARDS THE 2004 OLYMPICS IN ATHENS, WHERE THEY ARE EXPECTED TO BE AMONG NEW ZEALAND'S MEDAL WINNING ATHLETES

COMMITTED AAPT AS THE NAMING SPONSOR OF THE PREMIER TENNIS EVENT IN THE WEEKS LEADING UP TO THE AUSTRALIAN OPEN - THE AAPT CHAMPIONSHIPS. AAPT HAS BEEN THE NAMING RIGHTS SPONSOR SINCE 1999 AND HAS EXTENDED ITS SPONSORSHIP CONTRACT THROUGH TO 2004

ANNOUCED THAT AAPT WOULD CONTINUE AS THE NAMING SPONSOR FOR THE BRISBANE LIONS AUSTRALIAN FOOTBALL CLUB THROUGH TO 2006, BRINGING THE TOTAL LENGTH OF THE RELATIONSHIP TO SEVEN YEARS.

To help children keep up with their learning at the Northern Hospital School at Starship Children's Hospital, we provided teachers with laptop computers, fast wireless Internet access and account credits for time online. The programme was so successful we extended the support to the Central Regional Health Schools.

Holly Richardson, Northern Hospital School, Starship.

Excellence in Protecting the Environment

EXCELLENCE IN MANAGING THE ENVIRONMENT IS IMPORTANT TO OUR LONG TERM SUCCESS. WE STRIVE FOR THE BEST - IN TECHNOLOGY, OPERATIONS EFFICIENCY AND RELATIONSHIPS WITH COMMUNITIES.

Key Initiatives

INCREASE COMPETITIVE VALUE THROUGH STRONG AND INNOVATIVE ENVIRONMENTAL PERFORMANCE IN LINE WITH OTHER GREAT COMPANIES

REDUCE COSTS THROUGH RESOURCE USE, EFFICIENCY AND WASTE MINIMISATION, AND THROUGH EQUIPMENT DESIGNS THAT MINIMISE THE NEED FOR COSTLY RESOURCE CONSENT PROCESSES

IMPROVE RISK MANAGEMENT THROUGH CONTINUED FOCUS ON LEGAL COMPLIANCE, CONTINGENCY PLANNING AND APPROPRIATE EMERGENCY RESPONSE PROCEDURES

ENCOURAGE STAFF TO BE INNOVATIVE AND TO FIND NEW WAYS TO IMPROVE RESOURCE AND ENERGY EFFICIENCY THROUGHOUT OUR BUSINESS AND THE ENVIRONMENTAL DESIGN OF OUR NETWORKS AND SERVICES

WORK WITH KEY TECHNOLOGY PARTNERS AND SERVICE COMPANIES TO DEVELOP A CONSISTENT APPROACH TO ENVIRONMENTAL MANAGEMENT

ACTIVELY PARTICIPATE IN ORGANISATIONS SUCH AS THE NEW ZEALAND BUSINESS COUNCIL FOR SUSTAINABLE DEVELOPMENT, TO DEVELOP CORE CAPABILITY AND IDENTIFY OPPORTUNITIES FOR SHARED PROGRAMMES AND INITIATIVES WITH OTHER MEMBER BUSINESSES

WORK CLOSELY WITH CENTRAL AND LOCAL GOVERNMENT TO ACHIEVE CONSISTENT ENVIRONMENTAL STANDARDS ACROSS THE COUNTRY

HARNESS THE LOCAL, NATIONAL AND INTERNATIONAL ENVIRONMENTAL BENEFITS OF OUR PRODUCTS AND SERVICES SUCH AS REMOTE WORKING, VIDEO-CONFERENCING AND ON-FARM EFFICIENCY.

Progress 2002-2003

IMPLEMENTED A RANGE OF ENERGY SAVING INITIATIVES INCLUDING INSTALLING MOTION LIGHT SENSORS IN OUR NETWORK EXCHANGE BUILDINGS AND A POWER SAVING CAMPAIGN WHICH ACHIEVED AN 8% REDUCTION IN OFFICE POWER CONSUMPTION. TOTAL 2002-2003 SAVINGS FROM ENERGY INITIATIVES AMOUNTED TO OVER $1 MILLION, WITH ONGOING PER ANNUM SAVINGS OF AROUND $500,000

COMMENCED A COMPREHENSIVE WASTE MINIMISATION PILOT FOR OUR AUCKLAND OFFICES TO REDUCE WASTE DISPOSED OF TO LANDFILL AND INCREASE RECYCLING VOLUMES (SEE PIE-CHART RIGHT). TELECOM CURRENTLY RECYCLES 41% OF THE WASTE FROM THESE OFFICES. WE HAVE RECYCLING PROGRAMMES IN MANY OF OUR OTHER OFFICES

LAUNCHED AN ONLINE ENVIRONMENTAL COMPLIANCE SYSTEM, WHICH DEFINES ACCOUNTABILITIES, SYSTEMS AND PROCESSES FOR PROJECTS, MAINTAINING CENTRALISED DATABASES OF CONSENTS AND FOR MONITORING AND CORRECTING ANY COMPLIANCE ISSUES

LAUNCHED AN INTRANET SITE WITH INFORMATION FOR STAFF ABOUT ENVIRONMENTAL LAW, COMPLIANCE AND IDEAS FOR SAVING ENERGY AND REDUCING WASTE

REUSED AND REDEPLOYED A LARGE RANGE OF OUR NETWORK EQUIPMENT SUCH AS CABINETS, RADIO-COMMUNICATIONS EQUIPMENT, ANTENNAS, SWITCHING EQUIPMENT, MOBILE EQUIPMENT AND CABLE DRUMS. RECYCLED BATTERIES FROM OUR NETWORK SITES, REDUNDANT DUCTED COPPER CABLES, WOODEN POLES AND ALUMINIUM

Energy Savings ($)


EECA AUDIT 20,000
LIGHT MOTION SENSORS 10,000
METER ERROR FIX 347,000
SUPPLY MIX REVIEW 112,000
DELAMPING 10,000
CONTRACT MANAGEMENT 180,000
METER UPGRADE 227,000
"SWITCH OFF" CAMPAIGN 40,000
RECTIFIER REPLACEMENT 60,000

Total Office Waste


LANDFILL 28%
CURRENT RECYCLING 41%
POTENTIAL SUBSTITUTION 2%
POTENTIAL COMPOSTING 4%
POTENTIAL RECYCLING 25%

DEVELOPED ENVIRONMENTAL DESIGN IMPROVEMENTS FOR EQUIPMENT SUCH AS THINNER SERVICE LEADS, NOISE MINIMISATION DEVICES FOR ROADSIDE CABINETS AND SLIMMER MASTS FOR MOBILE PHONE SITES AND DEVELOPED WIND AND SOLAR ENERGY DESIGNS TO POWER REMOTE RADIO-COMMUNICATIONS SITES

COMMENCED AN UNDERGROUND PROGRAMME FOR OUR OVERHEAD LINES NETWORKS IN AUCKLAND AND A PROGRAMME OF INSTALLING RADIO-FREQUENCY SAFETY SIGNAGE ON CLIMBABLE MASTS AND ROOFTOP RADIO-COMMUNICATIONS SITES

WORKED WITH AUCKLAND REGIONAL COUNCIL TO JOINTLY PROMOTE THE ENVIRONMENTAL BENEFITS OF OUR REMOTE WORKING, VIDEO-CONFERENCING AND ONLINE BILLING SERVICES

ENCOURAGED STAFF TO CYCLE TO WORK AND WON THE NATIONAL TROPHY FOR THE GREATEST DISTANCE TRAVELLED IN THE BIKEWISE BUSINESS BATTLE. STAFF DONATED THEIR $1,000 PRIZE MONEY TO THE YOUNG VARIETY CLUB'S BIKES FOR KIDS CHARITY

ENCOURAGED STAFF TO USE VIDEO-CONFERENCING AS A MORE CONVENIENT ALTERNATIVE TO TRAVEL. IN THE JANUARY TO MARCH QUARTER, 266 VIDEO-CONFERENCES WERE HELD WHICH WOULD HAVE OTHERWISE REQUIRED 659 AEROPLANE SEATS AND 606 TAXI TRIPS. IN A FULL YEAR THIS EQUATES TO SAVING 15.5 TONNES OF CARBON DIOXIDE FOR THE TAXI TRIPS ALONE AND TRAVEL COSTS OF AROUND $1.3 MILLION.

Chatham Islands radio-communications site at Rangitihi, upgraded in June 2003, uses both solar and wind energy to provide communications services to Chatham Island customers.

The Board of Directors

TELECOM CORPORATION OF NEW ZEALAND LIMITED, 30 JUNE 2003

Roderick Deane

CHAIRMAN



Roderick Deane became Chairman of Telecom Corporation of New Zealand Limited in October 1999, after seven years as Chief Executive and Managing Director. He was named Chief Executive of the Decade in 1999 in the Top 200 New Zealand Corporate Awards. Dr Deane is Chairman of Fletcher Building Limited, the ANZ Banking Group (New Zealand) Limited, Te Papa Tongarewa (The Museum of New Zealand) and the NZ Seed Fund. He is a Director of ANZ Banking Group Limited (Australia) and Woolworths Limited (Australia). He also Chairs the Wellington Mayoral Business Advisory Board. Jointly with his wife Gillian, Dr Deane is Patron of IHC New Zealand Inc and is a member of the IHC Board of Governance. He is Chairman of the City Gallery Wellington Foundation and has an active interest in promoting the arts and music.

Theresa Gattung **CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR**



Theresa Gattung became Chief Executive Officer in October 1999. She had previously been Group General Manager Services and before that General Manager, Marketing. Before joining Telecom in 1994, Ms Gattung was Chief Manager, Marketing for Bank of New Zealand, and previously held executive positions with National Mutual and Television New Zealand. Ms Gattung is also currently a Director of Independent Newspapers Limited. She graduated with a Bachelor of Laws (LLB) from Victoria University in 1987 and a Bachelor of Management Studies (Honours, with majors in Economics and Marketing) from Waikato University in 1983. Her entire career has been in "new economy" companies telecommunications, media, information technology, banking and finance.

Rod McGeoch **DIRECTOR**



Rod McGeoch was appointed to the Board in April 2001. He is a solicitor and Company Director, plays a leading role in business, the legal profession and sports administration, as well as providing direction and support to a range of community and welfare organisations. He is Chairman Emeritus of the Board of Corrs Chambers Westgarth, one of Australia's largest law firms, Chairman of the Boards of TCNZ Australia Pty Limited, Australian Growth Properties Limited, Pacific Healthcare (Australia) Limited, Frontiers Group (Australasia) Limited and the Saatchi & Saatchi Trans-Tasman Advisory Board. He is Deputy Chairman of Australian Pacific Airports Corporation Limited, a Director of Ramsay Health Care Limited and Director of Sky City Entertainment Group. Rod led Sydney's bid to host the 2000 Olympic Games as Chief Executive of Sydney Olympics 2000 Bid Limited and served on the Board of the Organising Committee.



Patsy Reddy
DIRECTOR

Patsy Reddy joined the Board in December 1997. She is also Deputy Chairman of Sky City Entertainment Group, a Director of Infinity Group Limited and an Executive Director of Active Equities Limited. Ms Reddy was Group Legal Counsel and then Group Manager - Special Projects at Brierley Investments Limited during the period 1987-1998, before which she was a Partner at law firm Rudd Watts & Stone and a lecturer in the Law Faculty at Victoria University of Wellington. She is also involved in the administration of arts and community organisations and is a Trustee of the Sky City Community Trust, the New Zealand International Festival of the Arts, the Victoria University of Wellington Art Collection Trust and is a member of the Adam Art Gallery Advisory Board.

Paul Baines
DIRECTOR



Paul Baines joined the Board in May 1998. He is a Director of Fletcher Building Limited, Gough, Gough and Hamer Limited, Greenstone Fund Limited, Reserve Bank of New Zealand and Wrightson Limited. Mr Baines has been Chief Executive Officer of CS First Boston New Zealand and before that held a number of senior positions at sharebroking and investment banking firm Jarden & Co. He has degrees in accountancy, economics and public policy.

Michael Tyler
DIRECTOR



Michael Tyler is Managing Director and Senior Partner of London-based professional services firm Tyler & Company, which provides advisory and analytical services in the telecommunications, media and electronic commerce fields. He joined the Board in June 1999. Before founding Tyler & Company, Mr Tyler was a Senior Partner and Director at Putnam, Hayes & Bartlett Inc., where he headed the telecommunications consulting business, and before that, he led the telecommunications practice as a Partner and Vice-President at Booz, Allen & Hamilton Inc. Mr Tyler started his telecommunications career at British Telecom in 1972 and has worked in the advisory, research, educational and venture investments fields since 1976.

John King
DIRECTOR



John King, LLB, has been a Telecom Director since September 1990. He is a Consultant with law firm Russell McVeagh, a Director of Westpac (NZ) Investments Limited and The New Zealand Guardian Trust Company Limited, Chairman of the New Zealand Takeovers Panel, a Member of the Australian Takeovers Panel, a Vice-President of the Employers & Manufacturers Association (Northern) Inc, Deputy Chairman of the Spirit of Adventure Trust Board and a Council Member of the Auckland College of Education, and Business New Zealand.

The Executive Group

TELECOM CORPORATION OF NEW ZEALAND LIMITED, 30 JUNE 2003

Marko Bogoievski

CHIEF FINANCIAL OFFICER

Marko Bogoievski joined Telecom in May 2000. He has held a number of senior financial, operational and sales roles with Lion Nathan, Ansett, Elders Finance Group and PricewaterhouseCoopers. The Finance Group he manages provides strategic and financial information, analysis and advice to help maximise shareholder value. Mr Bogoievski graduated from Victoria University with a Bachelor of Commerce and Administration. He also has an MBA from the Harvard Graduate School of Business.

Jon Stretch

CHIEF EXECUTIVE, AAPT



Jon Stretch was appointed Chief Executive, AAPT, in August 2003. Before joining Telecom he was Vice President AT&T Business, Europe Middle East and Africa, based in Paris. Prior to that he held several Asia Pacific positions based in Hong Kong including Vice President, AT&T Business, Asia Pacific, and General Manager, IBM Global Network, Asia Pacific. Mr Stretch is an Australian and holds a degree in Science (Computing Science) from the University of Melbourne.

Theresa Gattung

CHIEF EXECUTIVE OFFICER



Theresa Gattung leads the Group's Executive Team, overseeing the day-to-day management of Telecom on behalf of the Board of Directors. The team meets regularly to consider strategy, policy, investment and corporate activities, and to monitor business performance. It also advises Theresa on strategy and policy matters.

Simon Moutter

CHIEF OPERATING OFFICER NEW ZEALAND



Simon Moutter was appointed Chief Operating Officer, New Zealand, in February 2002. He joined Telecom in September 1999 as General Manager Network Delivery. Before Telecom Mr Moutter worked in various senior management positions in Taranaki, including Chief Executive Officer of Powerco Limited, General Manager of New Plymouth Energy and Station Manager at the New Plymouth Power Station. Mr Moutter has a Masters Degree in Engineering (Electrical) from Canterbury University and a Bachelor of Science (Physics) from Massey University.

Gary Perkins

GROUP GENERAL MANAGER TCNZA



Gary Perkins was appointed Group General Manager TCNZA - the Group's Australian-based specialist IT and telecommunications solutions business - at the beginning of July 2002. Prior to joining Telecom, Mr Perkins was Operations Partner for the PricewaterhouseCoopers' outsourcing businesses. He is a former Head of Business Transformation with IBM, where he was responsible for Pan-Asian business lines in Tokyo, Hong Kong, Singapore, Sydney and Melbourne. He has also held senior roles with Anderson Consulting and Wang.



Mark Verbiest

GROUP GENERAL COUNSEL

Appointed in November 2000, Mark Verbiest oversees the provision of legal services to the Telecom Group. In addition, he is responsible for Regulatory Strategy and Government Relations, the Company Secretariat, Risk Management and compliance. Mr Verbiest has extensive experience in securities, mergers and acquisitions, corporate and commercial, and competition and trade practices law. He gained a law degree from Victoria University and was in private practice as senior partner of national law firm Simpson Grierson, focusing on major corporate advisory work, before joining Telecom.


Mark
Ratcliffe

CHIEF INFORMATION OFFICER



Mark Ratcliffe has worked in a variety of senior roles in this thirteen-year career at Telecom. He moved from his role as General Manager Voice and Data to become Chief Information Officer in November 2000 - a role that sees him responsible for Telecom's corporate information technology systems, including the outsourcing partnership with EDS. He has also had executive responsibility for Xtra, Telecom Directories, and Telecom's product and content sourcing group. Prior to coming to Telecom, he worked in senior accounting, IT, project management and consulting roles in England and New Zealand. Mr Ratcliffe has a BA (accountancy and commerce) from Huddersfield, England.


Trisha
McEwan

GENERAL MANAGER HUMAN RESOURCES



Trisha McEwan joined Telecom in February 2002 from Sydney-based international recruitment consultants Korn/Ferry International, where she headed up the Management and Leadership Assessment Practice. Prior to that she was Group Human Resources Director for Fletcher Challenge. Ms McEwan's career has spanned the private and public sectors in New Zealand and Australia. She holds a BA from Lancaster University and a post-graduate diploma in Management Administration from Auckland University.

Philip King

GENERAL MANAGER CORPORATE AFFAIRS



Philip King was appointed to the position of General Manager Corporate Affairs in December 2002. This group works to support Telecom's brand value and is responsible for issues management strategy and communications with stakeholders. Prior to this role, Philip was Telecom's General Manager Finance and before that, he was the company's Investor Relations Manager. Before joining Telecom, Philip worked for seven years for National Australia Bank. He held a variety of positions mainly within the Corporate Banking division and worked in New Zealand, the UK, and Australia. He holds a Bachelor of Commerce and Administration degree from Victoria University (Wellington) and is a Chartered Accountant.

Governance at Telecom

THE BOARD AND MANAGEMENT ARE COMMITTED TO ENSURING THAT THE COMPANY MAINTAINS INTERNATIONAL BEST PRACTICE GOVERNANCE STRUCTURES AND ADHERES TO THE HIGHEST ETHICAL STANDARDS. THE BOARD REGULARLY REVIEWS AND ASSESSES TELECOM'S GOVERNANCE STRUCTURES AND PROCESSES TO ENSURE THAT THEY ARE CONSISTENT WITH INTERNATIONAL BEST PRACTICE, BOTH IN FORM AND IN SUBSTANCE.

During the year the Board undertook an extensive review of its governance policies and structures. This review followed the introduction of the Sarbanes-Oxley Act of 2002 in the United States, the release of the proposed New York Stock Exchange Corporate Governance Rule Proposals, the release of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations, the proposed New Zealand Exchange listing rule changes relating to corporate governance, and proposed New Zealand Exchange Corporate Governance Best Practice Code. Whilst some of these matters have not been finalised or are not yet effective, the Telecom Board has implemented practices and policies that substantively comply with the standards sought to be introduced by all of the above and apply those practices from 1 July 2003. The Board will continue to monitor developments in the governance area.

Governance at Telecom

As a part of the governance review the Board has adopted the following objectives:

TO LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

TO STRUCTURE ITSELF TO ADD VALUE

TO PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

TO SAFEGUARD THE INTEGRITY OF ITS FINANCIAL REPORTING

TO MAKE TIMELY AND BALANCED DISCLOSURE

TO RESPECT THE RIGHTS OF ITS SHAREHOLDERS

TO RECOGNISE AND MANAGE RISK

TO ENCOURAGE ENHANCED PERFORMANCE

TO REMUNERATE FAIRLY AND RESPONSIBLY

TO RECOGNISE THE LEGITIMATE INTERESTS OF STAKEHOLDERS.

These objectives are reflected in the Board's regulation of itself and its Committees, Telecom's policies and governance practices.

Role of the Board

The Board of Directors is elected by shareholders to govern Telecom in their interests. The Board is the overall and final body of responsibility for all decision-making within the Company. In June the Board adopted a Board Charter replacing its Governance Guidelines. The Board Charter describes the Board's role and responsibilities and regulates internal Board procedure.

To enhance efficiency, the Board has delegated some of its powers to Board Committees and other powers to the Chief Executive Officer and others (including subsidiary company boards). The terms of the delegation by the Board to the Chief Executive Officer are clearly documented. The Chief Executive Officer has, in some cases, formally delegated certain authorities to her managers and has established a formal process for those managers to sub-delegate certain authorities. The terms of that delegation are set out in the Delegation of Authority Framework, which is discussed below.

The Board has the responsibility to work to enhance the value of the Company in the interests of the Company and its shareholders.

The Board:

IS ENGAGED IN ACTIVE AND CONTINUOUS STRATEGIC PLANNING AND APPROVES CORPORATE STRATEGIES, INCLUDING THE APPROVAL OF TRANSACTIONS RELATING TO ACQUISITIONS AND DIVESTMENTS, AND CAPITAL EXPENDITURE ABOVE DELEGATED AUTHORITY LIMITS

REVIEWS AND APPROVES THE CORPORATE PLAN FOR THE FORTHCOMING YEAR AND FOLLOWING TWO YEARS, INCLUDING THE CAPITAL EXPENDITURE AND OPERATING BUDGET, AND REVIEWS PERFORMANCE AGAINST STRATEGIC OBJECTIVES

ASSESSES BUSINESS OPPORTUNITIES AND RISKS ON AN ONGOING BASIS AND OVERSEES THE COMPANY'S CONTROL AND ACCOUNTABILITY SYSTEMS

MONITORS AND APPROVES THE COMPANY'S FINANCIAL REPORTING AND DIVIDEND POLICIES

APPOINTS AND REMOVES THE CHIEF EXECUTIVE OFFICER AND APPROVES THE RECOMMENDATIONS OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE REGARDING THE CHIEF EXECUTIVE OFFICER'S REMUNERATION (WHICH IS BASED ON HER PERFORMANCE)

RATIFIES THE APPOINTMENT AND REMOVAL OF THE CHIEF FINANCIAL OFFICER AND GROUP GENERAL COUNSEL AND APPOINTS THE COMPANY SECRETARY

OVERSEES SUCCESSION PLANNING FOR THE CHIEF EXECUTIVE OFFICER AND SENIOR MANAGEMENT.

The Board and its Committees meet regularly in executive session, without the Chief Executive Officer or other management present. Such sessions, in particular, deal with management performance and remuneration issues, Board performance evaluation issues, and discussions with the Internal Audit Manager and External Auditors to promote a robust independent audit process.

The Board Charter outlines the Board's policy on conflicts of interest. Where conflicts of interest do exist at law then Directors excuse themselves from discussions and do not receive the relevant paper in respect of those interests, and in accordance with the relevant Stock Exchange listing rules do not exercise their right to vote in respect of such matters.

Composition and independence of the Board

The Board currently comprises seven Directors, being a non-executive Chairman, an executive Director (the Chief Executive Officer), and five non-executive Directors.

The Board supports the separation of the role of Chairman and Chief Executive Officer. The Chairman's role is to manage the Board effectively, to provide leadership to the Board and to facilitate the Board's interface with the Chief Executive Officer. The Board Charter requires that the Chairman be independent on the basis outlined below.

As noted above, the Board has reviewed its governance having regard to international developments, particularly in markets where the Company's shares are traded. Telecom's approach is to have regard to relationships that could (or could be perceived to) materially interfere with the exercise of the unfettered and independent judgement of a Director. The proposed New Zealand Exchange Listing Rules changes, proposed New York Stock Exchange listing rules changes, and the guidance provided in the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations have each considered different matters to constitute such 'material relationships' affecting independence, or the perception of independence. Collectively, the following matters have been brought together from this multi-jurisdictional guidance for the Board to consider in its assessment of the independence of individual Directors.

From 1 July 2003 the Board Charter requires that a majority of Directors be independent as defined in the Board Charter. In order for a Director to be considered independent:

THE DIRECTOR MUST NOT SERVE ON THE BOARD FOR A PERIOD WHICH COULD REASONABLY BE PERCEIVED TO INTERFERE WITH THE DIRECTOR'S ABILITY TO ACT IN THE BEST INTERESTS OF THE COMPANY; AND

THE BOARD MUST AFFIRMATIVELY DETERMINE THAT THE DIRECTOR DOES NOT HAVE A MATERIAL RELATIONSHIP WITH THE COMPANY (OTHER THAN SOLELY AS A CONSEQUENCE OF BEING A DIRECTOR).

In determining whether a material relationship exists the board will consider the following:

1. A DIRECT (INCLUDING ACTING AS AN EXECUTIVE DIRECTOR) OR INDIRECT INTEREST OR RELATIONSHIP THAT COULD REASONABLY INFLUENCE IN A MATERIAL WAY THE DIRECTOR'S DECISIONS IN RELATION TO TELECOM

2. A SITUATION OCCURRING AFTER 1 JULY 2003, WHEREBY THE DIRECTOR OR A DIRECTOR'S IMMEDIATE FAMILY MEMBER, IN THE PAST FIVE YEARS (AND FOR THE AVOIDANCE OF DOUBT, IN NO CASE BEFORE 1 JULY 2003):

2.1 *RECEIVES MORE THAN NZ$150,000 PER ANNUM DIRECT COMPENSATION FROM TELECOM OR A COMPANY WITHIN THE TELECOM GROUP (OTHER THAN DIRECTORS' FEES, COMMITTEE MEMBERS' FEES OR RETIREMENT PAYMENTS);*

2.2 *IS AFFILIATED WITH OR EMPLOYED IN A PROFESSIONAL CAPACITY BY TELECOM'S PRESENT OR FORMER AUDITORS; IS EMPLOYED AS AN EXECUTIVE OFFICER BY A COMPANY WHICH HAS A REMUNERATION COMMITTEE ON WHICH A TELECOM EXECUTIVE OFFICER SITS; OR*

2.3 *IS EMPLOYED BY, OR IN THE FAMILY MEMBER'S CASE THAT PERSON IS EMPLOYED AS AN EXECUTIVE OFFICER OF, ANOTHER COMPANY:*

(I) *THAT ACCOUNTS FOR THE GREATER OF 2% OF TELECOM'S CONSOLIDATED GROSS REVENUE OR NZ$2M; OR*

(II) *OF WHICH TELECOM ACCOUNTS FOR THE GREATER OF 2% OF THAT COMPANY'S CONSOLIDATED GROSS REVENUE OR NZ$2M.*

3. A RELATIONSHIP AS A PRINCIPAL OF A MATERIAL PROFESSIONAL ADVISOR, A MATERIAL CONSULTANT TO THE COMPANY OR GROUP OR AN EMPLOYEE MATERIALLY ASSOCIATED WITH THE SERVICE PROVIDED, OR EMPLOYED IN AN EXECUTIVE CAPACITY BY THE COMPANY OR GROUP AT ANY TIME WITHIN THE PAST THREE YEARS

4. A RELATIONSHIP AS A MATERIAL CUSTOMER OR SUPPLIER OF TELECOM (INCLUDING AS A DIRECTOR OR OFFICER OF THE CUSTOMER OR SUPPLIER) OR A PARTY TO A MATERIAL CONTRACT WITH TELECOM

5. A RELATIONSHIP AS A SUBSTANTIAL SECURITY HOLDER OF TELECOM OR AN ASSOCIATED PERSON OF THAT SUBSTANTIAL SECURITY HOLDER (OTHER THAN SOLELY AS A CONSEQUENCE OF BEING A DIRECTOR OF TELECOM)

6. A RELATIONSHIP (OTHER THAN IN THE CAPACITY AS A DIRECTOR OF TELECOM) WITH TELECOM OR A SUBSTANTIAL SECURITY HOLDER OF TELECOM: OR BETWEEN AN ASSOCIATED PERSON OF THE DIRECTOR AND TELECOM OR THE SUBSTANTIAL SECURITY HOLDER OF TELECOM; AND BY VIRTUE OF WHICH THE DIRECTOR OR ANY ASSOCIATED PERSON OF THE DIRECTOR HAS DERIVED OR IS LIKELY TO DERIVE, IN TELECOM'S CURRENT OR NEXT FINANCIAL YEAR, 10% OR MORE OF HIS, HER OR ITS ANNUAL REVENUE DURING SUCH FINANCIAL YEAR. THE TERMS "SUBSTANTIAL SECURITY HOLDER" AND "ASSOCIATED PERSON" ARE FURTHER DEFINED BY THE NEW ZEALAND EXCHANGE LISTING RULES.

When considering whether a relationship is "material" the Board will consider the materiality to each of Telecom, the Director and the person or organisation with which the Director is related (eg. the customer, supplier or advisor). Notwithstanding the existence of a material relationship, the Board may still find a Director to be independent if that relationship is not considered by the Board to influence or be perceived to influence the Director's decisions in relation to the Company. Whilst the Board has not set materiality thresholds it will consider all relationships on a case by case basis, and as a general policy guide would consider a threshold of 5% to be relevant in determining materiality.

At its June 2003 Board Meeting the Board resolved, based on information relating to Directors' relationships at that time, that all Directors, except Rod McGeoch and Theresa Gattung, were independent.

The Board considered that although Roderick Deane has previously been Chief Executive Officer of Telecom, more than three years have elapsed since his resignation and it is appropriate for him to now be regarded as independent.

The Board considered that John King's relationship as a Consultant with Russell McVeagh does not preclude him from being regarded as independent. It was noted that whilst John King had previously been a partner of Russell McVeagh, which is considered to be a material professional advisor to Telecom, John King ceased to be a partner in March 2002 and in the last three years has had no involvement in any work undertaken by Russell McVeagh for Telecom or participated in providing opinions to Telecom on matters of law.

The Board does not consider that Michael Tyler's relationship as Managing Director and senior partner of Tyler and Company precludes Michael Tyler from being regarded as independent. Tyler and Company provided no consulting services to Telecom during the year ended 30 June 2003. Further, at no time during 2001 and 2002, when Tyler and Company provided consulting services to Telecom, did Michael Tyler have involvement in the work undertaken by that Company. The work undertaken was specific project type work only. Tyler and Company will not be providing consulting services to Telecom in the future, for so long as Mr Tyler is a Director, due to Telecom's independence requirements.

The Board considers that Rod McGeoch's role as Chairman of Saatchi and Saatchi's Trans-Tasman Advisory Board would preclude Rod McGeoch from being reasonably perceived as independent. Saatchi and Saatchi supplies services to Telecom on arm's-length commercial terms and does not derive revenue from Telecom by virtue of Mr McGeoch's role as Chairman of Saatchi and Saatchi's Trans-Tasman Advisory Board. In addition decisions relating to the selection of advertising agencies are delegated to the Chief Executive Officer. Further, Mr McGeoch has no involvement in the selection of service providers in this area or has no ability to influence decisions on such matters. However Telecom is a material customer of Saatchi and Saatchi and on that basis Mr McGeoch may not be perceived as independent. For that reason the Board has determined him not to be independent under the Board Charter.

The Board will review any determination it makes as to a Director's independence on becoming aware of any information that indicates the Director may have a material relationship with Telecom. For this purpose, Directors are required to ensure that they immediately advise of any new relationships to enable the Board to consider and determine the materiality of the relationship.

Biographies of Directors in office at 30 June 2003 are on pages 28 and 29. See Related Party Transactions (note 22 to the Financial Statements on page 90) and the Disclosures of Interest by Directors on pages 98 and 99.

Board nominations

The procedures for the appointment and removal of Directors are ultimately governed by the Company's Constitution. The Board has delegated to the Nominations and Corporate Governance Committee the responsibility for recommending candidates to be nominated to act as Director. When recommending candidates to act as Director, the Nominations and Corporate Governance Committee takes into account such factors as it deems appropriate, including the experience, qualifications, availability and judgement of a candidate and the candidate's ability to work with other Directors. All Directors have received letters of appointment setting out the arrangements relating to their appointment.

Retirement of Directors

The Constitution provides for the retirement of Directors at age 70. In addition, within the provisions of the Constitution, a Director is required to stand for re-election at the third annual meeting following the Director's appointment or three years, whichever is the longer. As a matter of policy the Board has agreed that no Director appointed after 1 July 2003 should remain a Director for more than six years (or two terms) following their first election (or re-election if initially appointed by way of casual vacancy) by shareholders unless the Board determines otherwise. Where a Director is coming to the end of such a period the Board will consider whether or not the Director should be invited to stand for re-election for a further three-year term. The Director may not be present for that part of the meeting where the matter is discussed. In the case of existing Directors the policy will be applied from the date of their next re-election.

Remuneration of Directors

The total remuneration available to non-executive Directors is fixed by shareholders at the annual meeting. The current fee pool limit is $950,000 and was approved by shareholders at the annual meeting in October 1999.

The Human Resources and Compensation Committee reviews Director remuneration taking into account the responsibilities, skills, performance and experience of the Directors and then makes appropriate recommendations to the Board. The Committee takes advice from independent consultants to ensure that remuneration is in line with other comparable companies in New Zealand and Australia. The Committee has recently reviewed the current remuneration paid to Directors. Shareholders will be asked to consider a resolution at this year's Annual Meeting that the fee pool limit be increased to $1,500,000. The reasons for that proposed increase are set out in the Notice of Meeting to shareholders and include the need to facilitate the appointment of a new Director to the Board whose nomination is being considered at the Annual Meeting, the flexibility to appoint one more Director, and to provide for an increase in existing Directors' fees to recognise the increased time, commitment and responsibilities of Directors.

On the retirement of a Director the Constitution allows for a discretionary payment by way of a lump sum or pension to that Director, only if the total amount of the payment does not exceed the total remuneration in their capacity as a Director in any three years chosen by the Company (unless the payment is authorised by ordinary resolution of the shareholders).

The amount of any payment is, within the limits prescribed by the Constitution, subject to the discretion of the Board taking into account a range of factors, including the Director's length of service. The retiring Director does not participate in discussions concerning any retirement payment to be made to them. No accrual is maintained for retirement payments.

During the year to 30 June 2003, the total remuneration and value of other benefits received by the Directors of Telecom were as follows:

NAME	TOTAL REMUNERATION[1]
Roderick Deane[2]	384,031
Theresa Gattung[3]	1,771,577
John King	100,000
Patsy Reddy[4]	110,000
Paul Baines[4]	110,000
Michael Tyler	100,000
Rod McGeoch[5]	144,864

1. The figures shown are gross amounts and exclude GST where applicable. The Company meets costs incurred by Directors which are incidental to the performance of their duties. This includes providing Directors with telephone concessions (which can include free telephone line rental, mobile phone, national and international phone calls and online services) and paying the cost of Directors' travel. As these costs are incurred by the Company to enable Directors to perform their duties, no value is attributable to them as a benefit to Directors.

2. Dr Deane's remuneration includes medical insurance cover valued at $5,351 for the 2003 financial year and the provision of a motor vehicle valued at $28,680 for the 2003 financial year. The annual cost of the motor vehicle has been ascertained by way of a formula which includes the original purchase price of the vehicle, the annual running costs of the vehicle and the appropriate fringe benefit tax structure relating to motor vehicles. The annual cost of the medical insurance has been ascertained by a combination of the actual cost of the insurance subscription plus the appropriate fringe benefit tax for such a benefit.

3. Ms Gattung does not receive Directors' fees. The Chief Executive Officer's total remuneration includes a significant performance-based component which is comprised partly of share options. For the year to 30 June 2003 the Chief Executive's total remuneration of $1,771,577 included share options allocated during the year having a deemed value of $358,390 (independently valued using the Black-Scholes methodology).

Ms Gattung's annual performance incentive accounted for 32% of her remuneration and her share options (equity component) accounted for 20% of the amount.

4. Ms Reddy and Mr Baines each receive $10,000 per annum as remuneration for their roles as Chair of the Human Resources and Compensation Committee and Audit and Risk Management Committee respectively.

5. Mr McGeoch was paid A$40,000 for his role as Chairman of the Board of TCNZ Australia Pty Ltd in addition to his fees as Director of Telecom Corporation of New Zealand Limited.

Directors share ownership

The Board encourages non-executive Directors or interests associated with such Directors to hold a minimum of 20,000 ordinary Telecom shares (or an equivalent amount of shares held through ADRs). This is an increase from the previous recommended minimum holding of 10,000 ordinary shares. All Directors comply with the new policy. Directors disclosed their shareholdings on page 98 in respect of section 148 of the Companies Act. Directors are required to comply with Telecom's Insider Trading Policy and Rules in undertaking any trading in Telecom shares.

Indemnities and insurance

Deeds of Indemnity have been given to Directors in relation to potential liabilities and costs they may incur for acts or omissions in their capacity as Directors. In addition, Deeds of Indemnity have been provided to certain senior staff in relation to potential liabilities and costs they may incur for acts or omissions in their capacity as employees of Telecom, Directors of Telecom subsidiaries or Directors of non-Telecom companies in which Telecom holds interests.

During the year, the Directors and Officers' liability insurance was renewed to cover risks normally covered by such policies arising out of acts or omissions of Directors and employees in their capacity as such. Insurance is not provided for dishonest, fraudulent, malicious or wilful acts or omissions. The insurance cover is provided by AIG (NZ), Liberty International, Royal & SunAlliance Liability Insurance (NZ), ACE (NZ) and other European underwriters.

The cost of the cover for the year to 30 June 2004 is $2,316,000. These arrangements are in line with those followed by other comparable companies.

Director education and Board access to information and advice

The Board aims to introduce new Directors to management and the business, and to acquaint all Directors with relevant industry knowledge. This includes visits to Telecom operations, briefings from key executives and industry experts, and visits for briefings and to discuss issues with companies in relevant industries. In addition, the Board has not fewer than two Board meetings each year in Australia to enable the Directors to spend time with key executives in the Australian operations. There is an ongoing programme of presentations to the Board by all business units. The Board expects all Directors to undertake continuous education so that they may appropriately and effectively perform their duties.

The Directors generally receive materials for Board meetings seven days in advance, except in the case of special meetings for which the time period may be shorter due to the urgency of the matter to be considered. All Directors have access to executives, including the Group General Counsel and Company Secretary, to discuss issues or obtain information on specific areas in relation to items to be considered at the Board meeting or other areas as they consider appropriate. Further, Directors have access to company records.

Subject to the approval of the Chairman of the Board, the Board, the Board Committees and each Director has the right to seek independent professional advice at Telecom's expense to assist them to carry out their responsibilities. Further, the Board and Board Committees have the authority to secure the attendance at meetings of outsiders with relevant experience and expertise.

Telecom's Group General Counsel and Company Secretary are responsible for supporting the effectiveness of the Board by ensuring that polices and procedures are followed and co-ordinating the completion and dispatch of the Board agenda and papers.

Board performance review

During the year a performance review of the Board was conducted by the Chairman who assessed the performance of individual Directors. The Board then reviewed its own performance as a whole. This process included one-on-one meetings between the Chairman and each Director, as well as regular Board discussion on Board governance and performance issues. As part of the governance review, it was decided that in the future the Nominations and Corporate Governance Committee would oversee this process. Those Directors who have offered themselves for re-election at the 2003 annual meeting have been reviewed and the Board has resolved to support their re-election.

Chief Executive Officer performance review

The Board regularly reviews the performance of the Chief Executive Officer. This evaluation is based on criteria that include the performance of the business, the accomplishment of strategic and operational objectives, and other non-quantitative objectives agreed at the beginning of each year. The Human Resources and Compensation Committee will, in future, be responsible for the evaluation of the Chief Executive Officer against key performance objectives and will also periodically review these objectives to ensure that they are an appropriate measure of the Chief Executive Officer's performance.

Management succession planning and management development is reported on by the Chief Executive Officer to the Human Resources and Compensation Committee.

Attendance at Board and Committee Meetings for the year 1 July 2002-30 June 2003

The full Board had thirteen formal meetings during the financial year ended 30 June 2003. The table opposite shows attendance at Board and Committee meetings.

No formal meetings of the Nominations and Corporate Governance Committee were held during the year ended 30 June 2003. Until June 2003 that Committee was solely responsible for matters relating to Director nominations. Matters relating to Director nominations were considered by the full Board. The recent corporate governance review was also considered by the full Board.

Board Committees

Three Board Committees have been established to assist in the execution of the Board's responsibilities - the Human Resources and Compensation Committee; the Nominations and Corporate Governance Committee; and the Audit and Risk Management Committee. All Board members are entitled to attend any meeting of any Board Committee. The Chief Executive Officer has a standing invitation to attend Committee meetings.

The Board annually reviews the Charters of the Board Committees and their performance against those Charters. The Board is responsible for appointing and removing Committee members. All Committees are required to comprise a minimum of three members.

	BOARD MEETINGS		SPECIAL BOARD MEETINGS		AUDIT AND RISK MANAGEMENT COMMITTEE MEETINGS			HUMAN RESOURCES & COMPENSATION COMMITTEE MEETINGS		
	A	B	A	B	A	B	C	A	B	C
Deane	9	9	4	4	5	5	-	6	6	-
Gattung	9	9	4	4	5	-	5	6	-	6
Baines	9	9	4	4	5	5	-	6	-	5
King[1]	9	9	4	3	5	3	2	6	3	3
McGeoch[2]	9	8	4	4	5	-	4	6	4	1
Reddy	9	9	4	4	5	-	5	6	6	-
Tyler	9	8	4	4	5	5	-	6	-	4
Total number of meetings held	9		4		5			6		

Column A shows the number of meetings held. Column B shows the number of meetings attended by each Director or in the case of a Committee shows the number of meetings attended by Directors who were members of the Committee. Column C shows the number of Committee meetings attended by Directors who were not members of the Committee. All Directors are entitled to attend all meetings of Board Committees by standing invitation.

1. On 12 December 2002 Mr King retired from the Human Resources and Compensation Committee and on 3 February 2003 was appointed to the Audit and Risk Management Committee.

2. On 12 December 2002 Mr McGeoch was appointed to the Human Resources and Compensation Committee to replace Mr King.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee's role is to assist the Board in overseeing the management of the human resources activities of the Telecom Group.

The current members of the Human Resources and Compensation Committee are Patsy Reddy (Chair), Rod McGeoch and Roderick Deane. The composition of the Committee satisfies the requirement of the Committee Charter that a majority of Directors be independent.

The Committee's responsibilities include:

REVIEWING THE CURRENT REMUNERATION AND HUMAN RESOURCES STRATEGY, STRUCTURE AND POLICY FOR THE COMPANY AND REVIEWING REMUNERATION PRACTICES TO ENSURE THAT THEY ARE CONSISTENT WITH SUCH POLICIES

OVERSEEING THE COMPANY'S RECRUITMENT, RETENTION AND TERMINATION POLICIES AND PROCEDURES FOR SENIOR MANAGEMENT

MAKING RECOMMENDATIONS TO THE BOARD WITH RESPECT TO SENIOR EXECUTIVE INCENTIVE REMUNERATION PLANS, SHARE OPTION PLANS, EMPLOYEE SHARE OWNERSHIP PLANS AND OTHER EMPLOYEE BENEFITS

OVERSEEING SUCCESSION PLANNING FOR SENIOR MANAGEMENT AND THE CHIEF EXECUTIVE OFFICER

REPORTING TO THE BOARD THE COMMITTEE'S RECOMMENDATIONS REGARDING THE EVALUATION OF THE CHIEF EXECUTIVE OFFICER AND THE CONTENT OF THE KEY PERFORMANCE OBJECTIVES OF THE CHIEF EXECUTIVE OFFICER

REVIEWING THE CHIEF EXECUTIVE OFFICER'S PERFORMANCE EVALUATION OF DIRECT REPORTS AND APPROVING THEIR REMUNERATION AND/OR ANY VARIATION TO THEIR TERMS OF EMPLOYMENT

REVIEWING AND APPROVING THE COMPENSATION ARRANGEMENTS FOR THE CHIEF EXECUTIVE OFFICER

APPROVING THE APPOINTMENT AND TERMINATION OF THE CHIEF EXECUTIVE OFFICER'S DIRECT REPORTS

RECOMMENDING TO THE FULL BOARD THE REMUNERATION OF DIRECTORS.

Nominations and Corporate Governance Committee

The Nominations and Corporate Governance Committee's role is to identify and recommend to the Board nominations for members of the Board and its Committees. The Committee also develops and reviews Telecom's corporate governance principles and makes recommendations to the Board.

The current members of the Nominations and Corporate Governance Committee are Roderick Deane (Chair), Paul Baines, John King, Patsy Reddy, Rod McGeoch and Michael Tyler. The composition of the Committee satisfies the requirement of the Committee Charter that a majority of Directors be independent.

As part of the governance review the name of the Committee was changed from the Nominations Committee to the Nominations and Corporate Governance Committee reflecting its additional responsibilities.

The Nominations and Corporate Governance Committee responsibilities include:

- MAKING RECOMMENDATIONS TO THE BOARD ON ITS SIZE AND COMPOSITION
- REVIEWING THE CRITERIA FOR THE SELECTION OF DIRECTORS AND RECOMMENDING TO THE BOARD APPROPRIATE CANDIDATES FOR NOMINATION
- OVERSEEING THE EVALUATION OF THE BOARD AND REVIEWING THE BOARD SUCCESSION PLANNING
- DEVELOPING AND AMENDING TELECOM'S CORPORATE GOVERNANCE PRINCIPLES AND MAKING RECOMMENDATIONS TO THE BOARD.

During the year the full Board had numerous discussions about corporate governance in the context of the governance review that was undertaken. In future such corporate governance matters will be discussed by the Nominations and Corporate Governance Committee.

Audit and Risk Management Committee

The Audit and Risk Management Committee's role is to assist the Board in its oversight of both the integrity of the financial reporting and the risk management framework. The Committee also ensures the independence of the external Auditors.

All Committee members must be independent (in accordance with the Board Charter criteria) and be financially literate. In addition, Committee members (their family members and entities to which they are related) cannot receive (directly or indirectly) any compensation or consultancy, advisory or other fees from Telecom (other than those relating to their services as Committee and Board members or which are retirement payments made under the Constitution). The current members of the Audit and Risk Management Committee are Paul Baines (Chair), John King, Michael Tyler and Roderick Deane. All members of the Committee satisfy the criteria set out above.

The Committee Charter requires that one member of the Committee must be a "financial expert" as defined in the Committee Charter. A "financial expert" is someone who:

- AS A RESULT OF ACTING AS A PUBLIC ACCOUNTANT OR AUDITOR OR DUE TO OTHER RELEVANT EXPERIENCE HAS APPROPRIATE KNOWLEDGE OF BOTH GENERALLY ACCEPTED ACCOUNTING PRACTICE AND FINANCIAL REPORTING PROCEDURES ALONG WITH AUDIT COMMITTEE FUNCTIONS; AND
- IS A MEMBER OF THE INSTITUTE OF CHARTERED ACCOUNTANTS IN NEW ZEALAND; OR
- HAS HELD A CHIEF FINANCIAL OFFICER POSITION AT AN ISSUER FOR A PERIOD OF GREATER THAN 24 MONTHS; OR
- HAS COMPLETED A COURSE APPROVED BY THE NEW ZEALAND EXCHANGE FOR AUDIT COMMITTEE MEMBERSHIP.

Telecom regards Paul Baines as a "financial expert" for the purposes of the above definition. Paul Baines has extensive experience in the financial sector and has appropriate knowledge of Generally Accepted Accounting Practice and financial reporting procedures. He is also a member of the Institute of Chartered Accountants of New Zealand.

The industry knowledge and financial experience of other members of the Audit and Risk Management Commitee is set out in the biographies of Directors on pages 28 and 29.

The Audit and Risk Management Committee's responsibilities include:

- BEING THE FORMAL CHANNEL OF COMMUNICATION BETWEEN THE BOARD AND SENIOR FINANCIAL MANAGEMENT AND EXTERNAL AUDIT AND PROVIDING A STRUCTURED REPORTING LINE FOR INTERNAL AUDIT
- REVIEWING THE EXTERNAL FINANCIAL REPORTING AND THEN RECOMMENDING, IF APPROPRIATE, THAT THE BOARD ADOPT THE EXTERNAL FINANCIAL REPORTING
- ASSESSING THE ADEQUACY OF INTERNAL CONTROLS AFTER CONSULTATION WITH MANAGEMENT, THE EXTERNAL AND INTERNAL AUDITORS
- REVIEWING THE CERTIFICATIONS RELATING TO INTERNAL CONTROLS REQUIRED BY THE JURISDICTIONS IN WHICH TELECOM IS LISTED
- APPROVING MAJOR ACCOUNTING POLICY CHANGES
- ENSURING THAT POLICIES AND PROCESSES EXIST TO EFFECTIVELY IDENTIFY, MANAGE AND MONITOR PRINCIPAL BUSINESS RISKS AND REVIEWING THE COMPANY'S RISK PROFILE
- RECOMMENDING TO SHAREHOLDERS FOR APPROVAL CANDIDATES TO ACT AS EXTERNAL AUDITORS IN ACCORDANCE WITH THE EXTERNAL AUDIT INDEPENDENCE POLICY AND RECOMMENDING THE EXTERNAL AUDITORS' FEES TO SHAREHOLDERS FOR APPROVAL AND TERMINATING THE APPOINTMENT OF THE EXTERNAL AUDITORS, AS APPROPRIATE
- ENSURING THAT THE LEAD, ENGAGEMENT AND CONCURRING AUDIT PARTNER ARE ROTATED EVERY FIVE YEARS
- PRE-APPROVING ALL AUDIT AND RELATED ASSURANCE SERVICES PROVIDED BY THE EXTERNAL AUDITORS
- ANNUALLY ASSESSING AND CONFIRMING TO THE BOARD THE INDEPENDENCE OF THE EXTERNAL AUDITORS
- MONITORING AND REVIEWING THE PERFORMANCE OF INTERNAL AUDIT;
- REVIEWING THE PERFORMANCE OF EXTERNAL AUDIT BY REVIEWING THE EXTERNAL AUDITORS' FEES, TERMS OF ENGAGEMENT AND EXTERNAL AUDIT WORK PLAN
- ANNUALLY REVIEWING THE EXTERNAL AUDITORS' REPORT WHICH INCLUDES A DESCRIPTION OF THE RELATIONSHIPS BETWEEN TELECOM AND THE EXTERNAL AUDITORS, MATERIAL WRITTEN COMMUNICATIONS BETWEEN THE EXTERNAL AUDITORS AND MANAGEMENT, THE COMPANY'S INTERNAL CONTROL PROCEDURES, AND CRITICAL ACCOUNTING POLICIES RELATING TO EXTERNAL FINANCIAL REPORTING.

The Audit and Risk Management Committee meet the internal and external Auditors without management present at each quarterly meeting, and at other meetings if requested by either party.

Some of the responsibilities described above including, in particular, the requirements around certifications of the Chief Executive Officer and Chief Financial Officer, will take effect for the year ended 30 June 2004 as required by the Exchanges on which Telecom is listed.

External Audit independence

During the year the Board reviewed the Company's External Audit Independence Policy to ensure that it remained consistent with international best practice. The work of the External Auditors is limited to audit and related work only and the Audit and Risk Management Committee is now required to pre-approve all audit and related assurance services. The Policy requires rotation of audit partners every five years and places restrictions on an audit partner or audit manager being employed by Telecom in another role and on the external Auditors employing Telecom's Chief Executive Officer, Chief Financial Officer or Group Controller.



The External Audit Report for the past financial year is set out on page 97. Representatives of Telecom's external Auditors, KPMG will be available at Telecom's Annual Meeting to answer shareholder questions about the conduct of the audit and content of the External Audit Report.

Internal Audit Charter

Telecom has an Internal Audit Group of 16 employees in New Zealand and Australia. The Internal Audit Charter defines the objectives, scope, independence, responsibilities and authority of this Group. The Group's primary objective is to assist the Board and Chief Executive Officer in exercising good governance by providing independent assurance on Telecom's control and risk management processes. The Manager, Internal Audit reports to the Board, through the Audit and Risk Management Committee. The Internal Audit Group has unrestricted access to Telecom's records and staff. The Group is independent from the activities and operations it audits, including risk management systems. The Group regularly performs audits across Telecom business units in New Zealand, Australia and elsewhere, working to an internal audit plan approved by the Audit and Risk Management Committee.

Financial compliance escalation procedures

Telecom has introduced a procedure whereby accounting, auditing or internal control breaches or concerns may be reported confidentially to the Audit and Risk Management Committee.

Ethical standards

The Company expects its employees and Directors to maintain the highest ethical standards. As part of the governance review, a Code of Ethics has been approved by the Board. It sets the framework by which Telecom employees are expected to conduct their professional lives by facilitating behaviour and decision-making that meets Telecom's business goals and is also consistent with Telecom's values, policies and legal obligations.

The Code of Ethics addresses:

- CONFLICTS OF INTEREST
- RECEIPT OF GIFTS
- CORPORATE OPPORTUNITIES
- CONFIDENTIALITY
- EXPECTED BEHAVIOURS (INCLUDING FAIR DEALING)
- THE PROPER USE OF TELECOM'S ASSETS AND INFORMATION, COMPLIANCE WITH LAWS AND TELECOM POLICIES
- DELEGATED AUTHORITY
- REPORTING ISSUES REGARDING BREACHES OF THE CODE OF ETHICS, LEGAL OBLIGATIONS OR OTHER TELECOM POLICIES.

Telecom has also developed a Directors' Code of Ethics which addresses similar topics and establishes the behaviour expected of Directors.

Management oversight and Telecom policies

The Chief Executive Officer is required to ensure that managers act in a manner which is consistent with corporate policy and direction. All New Zealand subsidiaries are required to adhere to all policies. The Boards of the principal overseas operating subsidiaries have adopted the major policies. Compliance with policies is monitored through six monthly questionnaires completed by Telecom managers and the results are reported to the Audit and Risk Management Committee.

As at 30 June 2003 the Executive Team comprised eight members (including the Chief Executive Officer). The Executive Team considers and advises the Chief Executive Officer on various matters including strategy, policy, investment and corporate activities, and the monitoring of performance. Membership of the Executive Team is on pages 30 and 31.

Governance principles

The Board has established governance principles, providing a broad description of the way in which the Board expects the Company to be managed for shareholders' benefit. These are:

- THE COMPANY EXISTS TO GROW SHAREHOLDER VALUE
- BUSINESS STRATEGIES WILL BE CUSTOMER AND MARKET FOCUSED
- OVERARCHING STRATEGY AND POLICY WILL BE DECIDED AT CORPORATE LEVEL
- RELATIONSHIPS WILL BE A SOURCE OF COMPETITIVE ADVANTAGE
- ACCOUNTABILITY WILL BE CLEAR AND MEASURABLE
- THE ORGANISATIONAL MODEL WILL ENABLE FLEXIBILITY TO CHANGE
- SYSTEMS AND PROCESSES WILL SUPPORT STRATEGY.

Telecom policies

Delegation of Authority Framework

Telecom has formal policy frameworks in place relating to its principal operations, delegations of financial authority to managers and compliance with statutory requirements. The Board's delegation of the conduct of the day-to-day affairs of the Company to the Chief Executive Officer and certain subsidiary companies is made within this framework. The practices and processes used by Telecom to implement effective governance include:

- DELEGATED MANAGEMENT AND FINANCIAL AUTHORITY
- INDIVIDUAL ACCOUNTABILITY.

The Delegation of Authority Framework sets the parameters within which managers can exercise a right to commit Telecom to a transaction or expose the Company to a risk which has financial or non-financial consequences. Financial limits are set for all executives and managers in accordance with what is appropriate for the role they perform.

Delegated financial authority means that Telecom managers can approve spending up to specified financial limits which are revised from time-to-time.

Individual accountability means individuals are responsible for achieving specific agreed outcomes; measuring outcomes wherever possible; planning, budgeting and acquiring the resources they need to achieve their accountabilities; and monitoring the use of resources used in achieving outcomes.

Managing Risk

The Chief Executive's Policy on Managing Risk requires managers to identify and respond to risk exposures that may affect the achievement of business objectives. In addition to the Delegation of Authority framework described above, risk management takes place within the context of normal business processes, such as business planning, project management, and operations management. To manage financial risks around treasury transactions, the Board has approved principles and policies that specify who may authorise transactions and segregate the duties of those carrying them out.

Telecom's Risk Services Group reports to the Audit and Risk Management Committee and the full Board regarding the management of key risks. Internal Audit reports to the Audit and Risk Management Committee regarding the adequacy of the Company's internal process controls. The Audit and Risk Management Committee ensures that the Company's risk management framework effectively identifies, treats and monitors principal business risks, and monitors compliance with the risk management framework.

Insider Trading Policy

The Board has a policy that Directors, executives and certain specified groups of people within Telecom may not buy or sell Telecom shares at any time other than during the six weeks following the announcement of quarterly, half yearly and annual results.

Within the framework of New Zealand's insider trading laws, prior consent of such transactions must be granted by the Company Secretary, or in the case of Directors, by the Chairman of the Board. The completion of any such transaction must also be notified to the Company Secretary. Restrictions have also now been imposed on trading in securities created over the Company's securities by a third party. Trading in products which operate to limit the economic risk of security holdings in the Company is also restricted. Compliance with the Insider Trading Policy and Rules is monitored through education and random checks across the Telecom share register. Breaches of the Insider Trading Policy are regarded very seriously. All trading by those persons subject to the Insider Trading Rules is reported to the Board.

Market Disclosure Policy and Shareholder Communication

Telecom's Market Disclosure Policy governs our communication with shareholders and other stakeholders. Telecom is committed to providing comprehensive continuous disclosure to shareholders and other stakeholders, and to fulfilling our obligations to the stock exchanges.

Telecom requires senior company executives (the Chief Executive Officer, Chief Financial Officer, Group General Counsel, Company Secretary and the General Manager Investor Relations) and in some cases the Chairman, to discuss whether information is material prior to its release.

Telecom has appointed a Disclosure Officer (currently the General Manager Investor Relations) who, together with the Group General Counsel, is responsible for ensuring that all material information be lodged as soon as practicable simultaneously with the New Zealand Exchange, Australian Stock Exchange and New York Stock Exchange.

The Disclosure Officer ensures that such information is published on Telecom's website where appropriate, with further dissemination through broadcast emails to news agencies and other market commentators. Disclosure practices are monitored by the Disclosure Officer.

Telecom has also appointed certain executives as authorised spokespeople who are required to ensure that all proposed public comments contain information already in the public domain or information which is not material. Management is responsible for ensuring compliance with the policy.

Telecom's website contains media releases, quarterly financial information since 1999, current and past annual reports, dividend histories, notices of meeting, a list of shareholders' frequently asked questions and other information about the Company. Telecom also webcasts its briefings over its website where appropriate. Telecom will be webcasting its annual meeting for the first time this year.

Other policies

In addition to the specific policies mentioned above, Telecom has in place, a number of policies including legal compliance, security and protection, treasury management, health and safety and harassment.

Kiwi Share

The Kiwi Share is held by the Crown and through it the Crown ensures that Telecom provides certain specified telephone services on specified terms. Telecom has updated its Kiwi Share Obligations by entering into the Telecommunications Service Obligations Deed in December 2001.

Under Telecom's Constitution the Board and the Kiwi Shareholder's consent is required before a person acquires a relevant interest (which includes a beneficial interest) in 10% or more of Telecom's shares. The Constitution also provides that a person who is not a New Zealand national may not acquire a relevant interest in 49.9% or more of Telecom's shares without the Kiwi Shareholder's consent. If the Kiwi Shareholder has not consented, the shareholder may be forced to dispose of the excess shareholding, after which the Board may sell the shares on the shareholder's behalf. Telecom does not consider the Kiwi Share to be a significant shareholder ownership limitation.

The Kiwi Shareholder must consent to the amendment or removal of certain provisions in the Constitution which relate to the Kiwi Shareholder's rights, but otherwise may not vote.

Other matters

Telecom's statutory disclosures are set out on pages 98-103 of this report.

More information on governance at Telecom can be found on Telecom's website at www.telecom.co.nz (About Telecom, Governance at Telecom and Investor Centre).

Senior Management remuneration policy

The Human Resources and Compensation Committee ("the Committee") is responsible for reviewing the current remuneration and human resources strategy, structure and policy for the Company, and reviewing remuneration practices to ensure that they are consistent with such policies.

The Committee recognises the important role people play in the achievement of Telecom's long-term objectives as a key source of competitive advantage. To grow and be successful, the Telecom Group must be able to attract, retain and motivate capable individuals.

The key principles that underpin Telecom Group senior management remuneration policy are:

REWARDS ARE MARKET COMPETITIVE TO ATTRACT AND RETAIN TALENTED INDIVIDUALS

REMUNERATION IS LINKED TO PERFORMANCE, SO THAT HIGHER LEVELS OF PERFORMANCE ATTRACT HIGHER REWARDS

REWARDS TO SENIOR MANAGEMENT ARE ALIGNED TO THOSE OF SHAREHOLDERS

THE OVERALL COST OF REMUNERATION IS MANAGED, AND LINKED TO THE ABILITY OF THE COMPANY TO PAY.

The cost and the value of the remuneration components is considered as a total package and designed to ensure an appropriate balance between fixed and at-risk pay elements and between shorter and longer-term performance rewards. Senior management remuneration packages comprise a fixed portion and an at-risk portion that is only paid when performance targets are met. Typically a senior executive will have 50% of their remuneration package paid as a fixed component. The remaining 50% is at-risk, with generally 30% in annual cash-based incentive and 20% in longer-term equity-based incentive.

Individual remuneration is reviewed annually by the manager responsible for that individual and is set within the remuneration framework taking into account individual's performance, contribution and the market. Changes to remuneration are subject to two levels of approval. The Committee approves remuneration of the Chief Executive Officer's direct reports.

Total Base Remuneration

The fixed component of remuneration, the total base remuneration, includes the cost of any benefits that the senior manager may elect to take as part of their remuneration package. The base remuneration is referenced to the scope and complexity of the specific role.

The position attributes are used to benchmark to comparative market data that defines a remuneration range for the position.

Through the performance management process each senior manager is assessed annually on his or her performance against pre-set objectives. This performance rating and the relativity of the current remuneration to the market range for the position determine any remuneration increase.



EVA Incentive Scheme

Telecom's EVA incentive scheme is an integral part of Telecom's overall approach to competitive performance-based remuneration. It is a cash-based scheme which aims to reward all employees for meeting or exceeding individual, business group and Company goals that are aligned to Telecom's strategic direction. Group performance is measured on an Economic Value Added (EVA) basis. EVA is chosen as a key measure as it provides alignment to shareholder value.

The Board determines targets at the beginning of the year based on the agreed business plan and with reference to external performance benchmarks. Performance is assessed by the Board following the completion of the financial year.

Business unit targets are determined using measures from relevant business unit plans derived from the Board approved Corporate Plan. The same annual incentive scheme operates at all levels in the Company.

Equity-based Incentive Schemes

Telecom also operates equity (non-cash) based longer-term incentive (LTI) schemes (refer note 18 to the Financial Statements for details of numbers of shares and options issued under the schemes). The equity-based incentive schemes are designed to ensure there is an appropriate balance between short, medium and longer-term performance objectives and to align management with shareholder interests. Seven hundred and sixty eight senior managers currently participate in equity-based incentive schemes.

Telecom's LTI programme has two types of equity-based schemes - the Share Option Scheme and a Restricted Share Scheme.

Telecom Share Option Scheme

The Telecom Share Option Scheme has operated since 1994. In 2003 the number of participants will be reduced significantly so that no more than 90 key executives will be granted share options under the Telecom Share Option Scheme. This reduction in share option scheme participation is due to a change in policy and in recognition of shareholder concern about wide use of share option schemes. Consequently most people who previously participated in the share option scheme will now participate instead in the Restricted Share Scheme.

Participants in the scheme are granted options to purchase ordinary shares in the Company. The number of options granted is determined by the value of the share option component of the individual's overall remuneration package and the value of the options.

The value of each option is approved annually by the Committee based on option valuation analysis undertaken by independent external advisors, predominantly using Black-Scholes and other accepted option valuation methodologies.

A participant may exercise his or her options (subject to employment conditions) following the completion of the stated vesting period, being one, two or three years. Options have been issued with a maximum life of six years after which time they will lapse. New ordinary shares are issued upon the exercise of options. The price payable on exercise is equivalent to the average daily closing price of Telecom shares reported on the New Zealand Exchange for the month immediately preceding the date on which the options were granted. The number of options granted pursuant to the share option scheme is determined by the Committee.

Following a full review of the LTI programme, the Board has approved a number of changes to the share option scheme for grants made from September 2003 onwards.

A performance hurdle will be applied to all grants of share options from September 2003. Only individuals that meet satisfactory performance standards will be eligible to be granted share options in any year.

A further performance hurdle must be met in order for any grants of share options to be able to be exercised. In order that options may be exercised the total return to shareholders, measured as the combination of share price appreciation and dividends paid, must exceed the estimated cost of equity since the grant of the share option. Independent advisors will calculate the cost of equity annually. Achievement of the performance hurdle will be independently verified and once achieved following the vesting of the share options, the share options may be exercised at any time up to and including the lapse date of the share options.

These performance hurdles have been introduced to ensure that management is only rewarded under the share option scheme if shareholder value is assessed to have increased over the relevant time frame (that is, the estimate cost of equity is exceeded).

The length of time prior to the options being able to be exercised (the vesting period) has been amended so that generally 25% of the options can be exercised after a two-year period and the remaining 75% of options can be exercised after a three-year period. This reflects the Board's focus on rewarding for longer-term performance.

Telecom Restricted Share schemes

In September 2001 the Restricted Shares were introduced for selected executives and senior employees of the Group. In 2003 participation in the restricted share schemes is to be extended so that the majority of individuals that have previously participated in the share option scheme will in the future participate in the restricted share schemes. Restricted shares achieve the desired alignment with shareholder value without the dilutionary concerns associated with widespread use of share options.

Restricted shares are delivered via two different mechanisms that deliver the same incentive and reward outcomes. These are the Telecom Restricted Share Scheme ("RSS") and the Telecom Share Rights Scheme ("SRS"). The RSS is only used in New Zealand and the SRS is used in Australia and for New Zealand-based Executive Team members.

Under the Restricted Share Scheme, shares in the Company are issued to Telecom Trustee Limited, a Telecom subsidiary. Participants purchase shares from Telecom Trustee Limited with funds lent to them by the Company and which are held on their behalf by Telecom Trustee Limited. Generally the awards under the RSS vest after a three-year period although the retention period can be flexible. The price for each share under the RSS is the average end of day market price for Telecom shares reported on the New Zealand Exchange for the days on which the Exchange is open for trading in the month immediately preceding the date on which the share is allocated. If the individual is still employed by the Company at the end of the specified period the employee is given a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. Under special circumstances individuals who cease employment prior to the end of the restricted period can receive a partial award under the RSS.

The shares awarded pursuant to the RSS are determined by the Committee.

Under the Telecom Share Rights Scheme, previously called the Australian Executive Option Scheme, participants are granted rights to purchase Company shares at a strike price of $nil. The rights granted pursuant to the Share Rights Scheme are determined by the Committee. Generally rights granted under the Share Rights Scheme cannot be exercised for a three-year period. The options will be exercisable at the end of the restricted period only if the individual is still employed by the Telecom Group, except in special circumstances.

Management Commentary

RESULTS FOR THE YEAR ENDED 30 JUNE 2003

NOTE: ALL MONETARY AMOUNTS IN THIS MANAGEMENT COMMENTARY ARE EXPRESSED IN NEW ZEALAND DOLLARS UNLESS OTHERWISE STATED.

Overview of Consolidated Results

TELECOM REPORTED NET EARNINGS OF $709 MILLION FOR THE YEAR ENDED 30 JUNE 2003 ("2003") COMPARED TO A LOSS OF $188 MILLION FOR THE YEAR ENDED 30 JUNE 2002 ("2002"). REPORTED NET EARNINGS FOR 2003 REPRESENTED EARNINGS PER SHARE ("EPS") OF 37.6 CENTS, COMPARED TO A REPORTED LOSS PER SHARE OF 10.1 CENTS FOR 2002.

The 2002 results included abnormal expenses of $858 million (after tax), which, because of their size and nature, means that 2002 net earnings are not directly comparable to the current year. The abnormal items recorded were a write-down of the value of Telecom's investment in AAPT ($850 million) and an additional charge resulting from the close-down of the CDMA rollout in Australia ($8 million after tax), refer to note 4 of the consolidated financial statements for further details.

In addition to these abnormal items, net earnings for 2002 included "special items" consisting of gains on the prepayment of cross-border leases of $23 million (after tax) and gains on the sale of international network capacity of $19 million (after tax). In comparison, net earnings for 2003 benefited from a lower amortisation charge due to the write-down of goodwill associated with Telecom's investment in AAPT at 30 June 2002, and included an accrual for Telecommunications Service Obligation ("TSO") revenue of which $5 million (after tax) related to the prior year.

Adjusting for these special items, and the abnormal items described above, adjusted net earnings for 2003 of $704 million represents an increase of $36 million (5.4%) from adjusted earnings of $668 million for the prior year.

Details of these adjustments are shown in the table below:

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Reported net earnings/(loss)	709	(188)	477.1
Less:			
Cross-border lease gains	-	(23)	
Capacity sales	-	(19)	
TSO revenue accrual for prior year	(5)	-	
Add:			
Write-down of AAPT investment	-	850	
Close-down of CDMA rollout	-	8	
Amortisation of written down			
AAPT goodwill	-	40	
Adjusted net earnings	704	668	5.4

Note: all figures in the table above are shown net of tax

Consolidated results are discussed in more detail over.

Telecom Group Result

The Telecom Group result is set out in the table below:

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Operating Revenues			
Local Service	1,110	1,080	2.8
Calling	1,542	1,763	(12.5)
Interconnection	154	145	6.2
Cellular and other mobile services	796	822	(3.2)
Internet	230	209	10.0
Data	666	650	2.5
Other operating revenues	693	868	(20.1)
	5,191	**5,537**	**(6.2)**
Operating expenses			
Labour	548	599	(8.5)
Cost of sales	1,442	1,759	(18.0)
Other operating expenses	885	914	(3.2)
Operating expenses excluding abnormals	2,875	3,272	(12.1)
Abnormal expenses	-	862	(100.0)
Share of associate companies losses after income tax	-	1	(100.0)
	2,875	**4,135**	**(30.5)**
EBITDA*	**2,316**	**1,402**	**65.2**
Depreciation	754	704	7.1
Amortisation	66	111	(40.5)
Earnings from operations	**1,496**	**587**	**154.9**
Net interest expense	(393)	(413)	(4.8)
Income tax expense	(391)	(365)	7.1
Earnings/(loss) after tax	**712**	**(191)**	**473.0**
Minority interest	(3)	3	(200.0)
Net earnings/(loss)	**709**	**(188)**	**477.1**

* Earnings before Interest, Taxation, Depreciation and Amortisation

Reported 2003 operating revenues of $5,191 million were 6.2% lower than the prior year. This was the result of lower calling and other operating revenue and a small decline in mobile revenue.

The decrease in calling revenue was the result of several factors. Lower price per minute and a decrease in the Consumer customer base led to lower calling revenues for Telecom's Australian operations. Reduction in rates used to account for reciprocal transfers of minutes with other carriers also reduced Telecom's international calling revenue (though this resulted in an offsetting reduction in cost of sales). Additionally, reported revenues for both Telecom's Australian and international businesses were impacted by a strengthening New Zealand dollar. Finally, volume decreases (which were partly substitution-related) reduced calling revenues in the New Zealand Wireline business.

The decline in other operating revenue largely reflects lower resale revenue for Telecom's Australian operations. This resulted from a change in the way resale services were priced and marketed, to target higher-value customers. This resulted in the loss of some low margin resale customers and a lower percentage of new customers having resale services with AAPT.

The other major factors in the decrease in other operating revenue were the network capacity sales of $28 million and cross-border lease gains of $34 million in 2002 referred to above.

Cellular revenue decreased by 3.2%. Australian cellular revenues were lower as a result of lower connection bonuses and one-off payments of $12 million received in the prior year from the network services agreement with Vodafone. Partly offsetting this, New Zealand mobile revenues increased due to greater mobile data revenues.

Local service revenue increased 2.8% reflecting an increase in the number of access lines and price increases. Despite a fall in interconnection revenue for Telecom's New Zealand Wireline business as a result of the Telecommunications Commissioner's determination on interconnection pricing, group interconnection revenue increased due to higher revenues from the New Zealand Mobile and Australian businesses.

Internet revenue grew by 10% reflecting continued growth in Xtra's customer numbers and take-up of higher value services. Data revenue grew by 2.5% as a result of the take-up of new data products such as Jetstream.

Excluding abnormal items, operating expenses decreased by 12.1%. The most significant decrease was in cost of sales. This reflected lower resale volumes and reduced rates for the reciprocal transfer of international minutes (as discussed above), as well as improved pricing arrangements with suppliers in Australia.

Labour expense decreased by 8.5% in line with reduced staff numbers, particularly in Australian operations, coupled with lower contractor numbers. Other operating expenses decreased 3.2%, despite the fact that in 2002 these were reduced by a $19 million gain on the termination of a hedge of a foreign exchange transaction. This was the result of efficiency initiatives across the business.

Depreciation increased by 7.1% principally due to investment in new infrastructure. The lower amortisation expense reflects the write-down of the value of Telecom's investment in AAPT in 2002, as discussed above.

Net interest expense for the current year decreased by $20 million (4.8%) compared to the prior year. This reflects a reduction in interest due to lower debt levels, as operating cash flows have been utilised to reduce debt, which has been partially offset by a decrease in capitalised interest.

Income tax expense for 2003 increased by $26 million (7.1%) compared to the prior year due to higher earnings before tax and a one-off credit to tax expense of $8 million recorded in 2002 as a result of a change in accounting policy. The effective tax rate was 35.4% for the current year, compared to 35.2% for the prior year (excluding the $850 million write-down of AAPT, which was not tax effected). The effective tax rate is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

Overview of Segmental Results

Telecom reports its financial results in line with the way the Group is operated and managed. Results are reported for six operating segments: NZ Wireline; NZ Mobile; International; Internet and Directories Services; Australian Consumer; and Australian Business & Internet Services.

Telecom measures and evaluates the segments based on earnings from operations (defined as earnings before interest and tax, excluding abnormal items and associate losses).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom's earnings from operations for the year ended 30 June 2003 were $1,496 million, compared to earnings from operations excluding abnormal items of $1,450 million (reported earnings before interest and tax of $587 million plus abnormal items of $862 million pre-tax and associate losses of $1 million) for the previous year, an increase of 3.2%. The tables following detail revenues, expenses and earnings from operations by reporting segment.

Telecom Group Segmental Results

YEAR ENDED 30 JUNE	2003	2002	Change
	$M	$M	%
NZ Wireline			
Operating revenues	2,808	2,792	0.6
Operating expenses*	(1,483)	(1,585)	(6.4)
Earnings from operations	1,325	1,207	9.8
NZ Mobile			
Operating revenues	778	761	2.2
Operating expenses*	(640)	(628)	1.9
Earnings from operations	138	133	3.8
International			
Operating revenues	371	500	(25.8)
Operating expenses*	(326)	(401)	(18.7)
Earnings from operations	45	99	(54.5)
Internet and Directories Services			
Operating revenues	345	308	12.0
Operating expenses*	(200)	(198)	1.0
Earnings from operations	145	110	31.8
Australian Consumer			
Operating revenues	693	918	(24.5)
Operating expenses*	(685)	(857)	(20.1)
Earnings from operations	8	61	(86.9)
Australian Business and Internet			
Operating revenues	795	911	(12.7)
Operating expenses*	(786)	(928)	(15.3)
Earnings from operations	9	(17)	152.9
Corporate and Other			
Operating revenues	7	38	(81.6)
Operating expenses*	(181)	(181)	-
Earnings from operations	(174)	(143)	21.7
Eliminations#			
Operating revenues	(606)	(691)	(12.3)
Operating expenses	606	691	(12.3)
Earnings from operations	-	-	-
Telecom Group			
Operating revenues	5,191	5,537	(6.2)
Operating expenses*	(3,695)	(4,087)	(9.6)
Earnings from operations	1,496	1,450	3.2

* Includes depreciation and amortisation

Eliminations remove the impact of inter-segment transactions

NZ Wireline

NZ Wireline - Results of Operations

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Operating revenues			
Local Service	1,060	1,027	3.2
Calling	915	956	(4.3)
Interconnection	93	112	(17.0)
Data	525	502	4.6
Other operating revenue	215	195	10.3
	2,808	2,792	0.6
Operating expenses			
Operations and support expenses	1,124	1,214	(7.4)
EBITDA	**1,684**	**1,578**	**6.7**
Depreciation	359	371	(3.2)
Earnings from operations	**1,325**	**1,207**	**9.8**

Reduced operating expenses and stable total revenues resulted in growth in EBITDA of 6.7%. Coupled with lower depreciation, this led to growth in earnings from operations of 9.8%.

Local Service Revenue

YEAR ENDED 30 JUNE	2003	2002	Change %
Business & residential access			
Revenue ($m)	881	841	4.8
Access lines			
Residential (000s)	1,416	1,385	2.2
Business (000s)	303	305	(0.7)
Centrex lines (000s)	79	75	5.3
Local calls*			
Revenue ($m)	107	114	(6.1)
Call minutes (m)	3,074	3,161	(2.8)
Smartphone, messaging and call track			
Revenue ($m)	72	72	-

* Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

Total local service revenue has increased by $33 million (3.2%) for 2003 compared to the prior year. The increase is due to business and residential access revenue which benefited from changes in service pricing and growth in residential access lines. Telecom increased standard monthly line rentals for residential customers effective from 1 February 2003.
In addition, the standard monthly line rentals for residential customers and the optional wiring maintenance service charge increased in the prior year effective 1 February 2002.

Calling Revenue

YEAR ENDED 30 JUNE	2003	2002	Change %
National calls			
Revenue ($m)	276	279	(1.1)
Call minutes (m)	2,154	2,263	(4.8)
Average price (cents)	12.8	12.3	4.1
Calls to cellular networks			
Revenue ($m)	293	303	(3.3)
Interconnect cost ($m)	229	226	1.3
Gross margin ($m)	64	77	(16.9)
Call minutes (m)	648	651	(0.5)
Average price (cents)	45.2	46.5	(2.8)
National 0800			
Revenue ($m)	117	127	(7.9)
Call minutes (m)	698	788	(11.4)
Average price (cents)	16.8	16.1	4.3
Operator services			
Revenue ($m)	11	11	-
International calling			
Revenue ($m)	171	188	(9.0)
Call minutes (m)	562	624	(9.9)
Average price (cents)	30.4	30.1	1.0

Total calling revenue decreased by 4.3% for the year due to decreased volumes across all calling categories.

Revenue from national calls decreased by 1.1% reflecting lower call minutes. The decrease in call minutes is partly due to email, Internet and mobile substitution from traditional fixed-line voice calling.

Revenue from calls to cellular networks decreased due to a slight reduction in call minutes and lower average prices per minute. National 0800 revenue decreased in line with a decline in call minutes. Toll free number portability was implemented on 15 December 2002. This enables customers to transfer toll free numbers between service providers.

International calling revenue recorded in the NZ Wireline segment represents "outward" calling revenue, where New Zealand customers make calls terminating outside New Zealand. The decline in international revenue reflects a decrease in call minutes for the year.

Interconnection Revenue

Interconnection revenue decreased by 17.0%, principally due to the Telecommunications Commissioner's recent determination on interconnection pricing, which lowered the interconnection rate received by Telecom.

In addition, interconnection revenue was impacted by lower revenue sourced from the NZ Mobile segment for calls between customers of Telecom Mobile and other mobile operators. For part of 2002, NZ Wireline acted as an intermediary in this interconnection relationship (deriving both interconnection revenue and cost of sales), whereas in 2003 this interconnection relationship was directly between Telecom Mobile and the other mobile operators.

Data Revenue

YEAR ENDED 30 JUNE	2003	2002	Change
	$M	$M	%
Data revenue			
Digital Data Service (DDS)	84	98	(14.3)
Lanlink	75	68	10.3
Frame relay	28	23	21.7
Other leased data	50	56	(10.7)
ADSL	56	32	75.0
IP Net/Netgate	39	41	(4.9)
ISDN	89	85	4.7
Other data	104	99	5.1
	525	502	4.6
Retail data	368	333	10.5
Wholesale data	157	169	(7.1)
	525	502	4.6

Data revenue grew by 4.6%, mainly derived from ADSL, Frame relay and Lanlink growth while traditional data revenues, including DDS, declined due to substitution.

ADSL revenue increased by $24 million (75.0%) driven by the continued uptake of Telecom's Jetstream service. At 30 June 2003 Telecom had approximately 72,000 Jetstream connections compared to 39,000 at 30 June 2002.

Frame relay growth reflects a higher number of circuits during the year and Lanlink revenue growth is due to a combination of increased circuit sizes, installations and higher circuits during the year.

Telecom's retail data revenue (revenue from sales to end users of services) grew by $35 million (10.5%) for 2003 compared to the prior year. This growth was partially offset by a decrease in wholesale data revenue (revenue from sales of data services to other entities (including other Telecom operating segments) which use these services to provide products to end users). Adjustments to reflect the Commerce Commission's determination on wholesaling of Telecom's services have impacted wholesale data revenue in 2003. Wholesale revenue has also been impacted by the consolidation of other telecommunications companies' operations.

Other Operating Revenue

Other operating revenue includes revenue from equipment sales, asset disposals, solutions revenue, miscellaneous services provided to other segments and other non-recurring or non-core activities. The increase of $20 million (10.3%) for the current year largely reflects TSO revenue of $22 million.

In accordance with the Telecommunications Act 2001 ("the Act") Telecom's costs of meeting the TSO are to be shared between industry participants. Telecom has been entitled to receive a contribution towards its TSO costs since 20 December 2001.

The amount that Telecom would receive was previously uncertain, as it was yet to be determined by the Commerce Commission through the process specified in the Act. In June 2003, a draft determination was provided. Telecom recognised $22 million of TSO revenue in June 2003 in accordance with the draft determination.

This revenue covers the period from 20 December 2001 to 30 June 2003. This amount could change as a result of the Commerce Commission's final determination.

Operating Expenses

YEAR ENDED 30 JUNE	2003	2002	Change %
Operations and support expenses			
Labour ($m)	248	255	(2.7)
Cost of sales ($m)	456	495	(7.9)
Other operating expenses ($m)	420	464	(9.5)
	1,124	1,214	(7.4)
Personnel numbers			
Total staff at 30 June	3,488	3,505	(0.5)

Labour expense has decreased in 2003 as a result of decreased staff numbers (which have reduced by 0.5% as a result of productivity initiatives) and lower personnel accruals, partly offset by salary increases.

Cost of sales decreased 7.9% due to lower international cost of sales reflecting falling wholesale prices. Coupled with lower interconnection cost of sales, this led to the reduction for the year.

Other operating expenses decreased by 9.5% with reductions across a range of cost categories including computer costs and bad debts. The prior year also included $8 million of one-off restructuring costs.

Depreciation

Depreciation expense decreased by 3.2% due to a small reduction in the network asset base.

NZ Mobile

NZ Mobile - Results of Operations

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Operating revenues			
Cellular revenue	486	489	(0.6)
Mobile data	30	14	114.3
Other mobile	58	59	(1.7)
Total cellular and other mobile	574	562	2.1
Interconnection	204	199	2.5
	778	761	2.2
Operating expenses			
Operations and support expenses	470	484	(2.9)
EBITDA	**308**	**277**	**11.2**
Depreciation and amortisation	170	144	18.1
Earnings from operations	**138**	**133**	**3.8**

Growth in mobile data revenue and reduced operating expenses led to EBITDA growth of 11.2%. However, increased depreciation expense reduced growth in earnings from operations to 3.8%.

NZ Mobile Revenue

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Total mobile revenue	778	761	2.2
Mobile cost of sales	266	270	(1.5)
Mobile gross margin	512	491	4.3

Total mobile revenue increased by 2.2% compared to the prior year, reflecting growth in mobile data revenue, coupled with increased interconnection revenue. Other mobile revenue decreased compared to the prior year as higher handset sales revenue (partly reflecting lower subsidies), was offset by one-off payments received from a supplier in 2002 for the late delivery of 1XRTT (high speed data CDMA network upgrade).

Cost of sales decreased by 1.5% resulting in growth in the mobile gross margin of $21 million (4.3%). The main reason for decreasing cost of sales was due to lower customer acquisition and upgrade costs as growth in new subscriber numbers has slowed.

YEAR ENDED 30 JUNE	2003	2002	Change %
Cellular revenue			
Cellular revenue ($m)	486	489	(0.6)
Mobile data ($m)	30	14	114.3
Call minutes (m)	1,117	1,132	(1.3)
Connections at period end (000s)			
Postpaid	518	514	0.8
Prepaid	534	562	(5.0)
Third party prepaid	198	232	(14.7)
Total	1,250	1,308	(4.4)
Average Revenue Per User (ARPU)			
ARPU - $ per month			
Postpaid	74.3	72.2	2.9
Prepaid	8.3	6.7	23.9
Third party prepaid	2.8	3.0	(6.7)
Total	34.9	31.1	12.2
Total ARPU including interconnection	48.5	43.3	12.0

Cellular revenue decreased by 0.6% reflecting lower call minutes. Total connections declined by 4.4% between 30 June 2002 and 30 June 2003 due to a decline in the prepaid base. Total ARPU (excluding interconnection) increased 12.2% reflecting lower value inactive customers dropping out of the prepaid base and an increasing proportion of CDMA subscribers in the postpaid base. An increasing amount of mobile data revenue is also being generated in addition to traditional voice revenues, in part due to the launch of 1XRTT providing high speed data capability.

At 30 June 2003, Telecom had approximately 1,250,000 cellular connections in New Zealand, down from 1,308,000 at 30 June 2002. Of the June 2003 total, 41.4% were postpaid customers, while 58.6% were prepaid customers. Third party prepaid connections shown in the table above represent the mobile business of The Warehouse, which uses Telecom's TDMA network. In April 2003, Telecom and The Warehouse announced that they had reached an agreement to transfer this business to Telecom effective 1 July 2003.

Telecom commercially launched its CDMA mobile network in July 2001. At 30 June 2003 there were approximately 320,000 customers connected to the CDMA network, representing 25.6% of the total customer base. Of the CDMA customer base, 79.6% are postpaid subscribers. Approximately 84,000 of Telecom's CDMA connections are capable of using 1XRTT high speed data applications.

Operating Expenses

YEAR ENDED 30 JUNE	2003	2002	Change %
Operations and support expenses			
Labour ($m)	38	39	(2.6)
Cost of sales ($m)	266	270	(1.5)
Other operating expenses ($m)	166	175	(5.1)
	470	484	(2.9)
Personnel numbers			
Total staff at 30 June	478	443	7.9

Labour expense decreased by 2.6% for 2003 due to a lower number of contractors.

Cost of sales was lower by 1.5% for the year as discussed above. Other operating expenses decreased by 5.1% due to favourable renegotiation of contracts with key suppliers of network-related services.

Depreciation and Amortisation

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Depreciation and amortisation			
Depreciation	163	137	19.0
Amortisation	7	7	-
	170	144	18.1

Depreciation expense increased by $26 million (19.0%) due to capital expenditure in the year ended 30 June 2002 and accelerated depreciation on a redundant wireless data platform.

International

International - Results of Operations

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Operating revenues			
International calling	270	358	(24.6)
Data	68	74	(8.1)
Other operating revenue	33	68	(51.5)
	371	500	(25.8)
Operating expenses			
Operations and support expenses	275	354	(22.3)
EBITDA	**96**	**146**	**(34.2)**
Depreciation	51	47	8.5
Earnings from operations	**45**	**99**	**(54.5)**

Operating revenues decreased 25.8%, due to lower reciprocal rates, a strengthening NZ dollar and capacity sales in the prior year. Despite a 22.3% reduction in operating expenses, EBITDA decreased 34.2% and EBIT 54.5%.

International Calling Revenue

International calling revenue in the International segment represents wholesale "outward" calling revenue, for the transport of calls originating in New Zealand and terminating overseas, inwards calls originating on other carriers' networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks.

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
International calling margin			
Outwards revenue	115	131	(12.2)
Inwards revenue	107	160	(33.1)
Outpayment and interconnect	(157)	(220)	(28.6)
International margin before transits	65	71	(8.5)
Transit margin	48	67	(28.4)
Total International calling margin	113	138	(18.1)

Revenue from outwards calling decreased as a result of both a fall in outwards minutes (reflecting lower international calling volumes from AAPT and the NZ Wireline segment) and a decrease in the price per minute. Despite an increase in inwards calling minutes, inwards revenue decreased by 33.1% as a result of further re-negotiated agreements for the reciprocal transfer of minutes with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the re-negotiated rates also saw an equivalent reduction in outpayment. The impact of the re-negotiated agreements on both revenue and cost of sales was approximately $38 million for 2003 compared to 2002.

The International segment's results were impacted by a strengthening New Zealand dollar. A significant portion of the International segment's revenues (primarily inwards calling and transits) and expenses are denominated in US dollars. The average NZD:USD exchange rate for 2003 was approximately 21.0% higher than the average rate for the previous year. This has led to lower revenues and expenses in the current year compared to the prior year.

The net margin from transit traffic decreased by 28.4% due to a significant fall in the price per minute for transit traffic, more than offsetting growth in transit minutes. The fall in price per minute is partly a function of changes in the mix of call destinations, as well as appreciation in the NZD:USD exchange rate. This led to a decrease in the total international calling margin of 18.1%.

YEAR ENDED 30 JUNE	2003	2002	Change %
Outwards calls			
Revenue ($m)	115	131	(12.2)
Call minutes (m)	829	914	(9.3)
Average price (cents)	13.9	14.3	(2.8)
Inwards calls			
Revenue ($m)	107	160	(33.1)
Call minutes (m)	863	832	3.7
Average price (cents)	12.4	19.2	(35.4)
Transit call margin			
Revenue ($m)	48	67	(28.4)
Call minutes (m)	1,471	1,300	13.2
Average price (cents)	3.3	5.2	(36.5)

Data Revenue

Data revenue for 2003 decreased by 8.1% due to lower pricing for data services provided to other segments (particularly for international Internet carriage), market driven price reductions and the expiry of a leased circuit contract in 2002.

Other Operating Revenue

Other operating revenue decreased by $35 million reflecting gains on the sale of network capacity of $28 million and $6 million of revenue relating to cable restoration recorded in 2002. There were no gains on the sale of network capacity in the current year.

Operating Expenses

YEAR ENDED 30 JUNE	2003	2002	Change %
Operations and support expenses			
Labour ($m)	20	22	(9.1)
Cost of sales ($m)	209	278	(24.8)
Other operating expenses ($m)	46	54	(14.8)
	275	354	(22.3)
Personnel numbers			
Total staff at 30 June	210	215	(2.3)

Labour expense decreased, consistent with a decline in staff numbers and lower personnel accruals.

Cost of sales decreased by 24.8% reflecting lower outward volumes and lower cost per minute for outpayment as a result of re-negotiated reciprocal transfer rates and an appreciation of the NZD:USD exchange rate.

Other operating expenses decreased by 14.8% primarily as a result of lower cable maintenance costs.

Depreciation

Depreciation expense increased by $4 million (8.5%) due to depreciation commencing on recently acquired international cable capacity.



Internet and Directories Services

Internet and Directories Services - Results of Operations

YEAR ENDED 30 JUNE	2003	2002	Change
	$M	$M	%
Operating revenues			
Internet	135	106	27.4
Directories	210	202	4.0
	345	308	12.0
Operating expenses			
Operations and support expenses	186	184	1.1
EBITDA	**159**	**124**	**28.2**
Depreciation	14	14	-
Earnings from operations	**145**	**110**	**31.8**

Strong growth in Internet revenue and stable operating expenses resulted in 28.2% growth in EBITDA and 31.8% growth in earnings.

Internet Revenue

YEAR ENDED 30 JUNE	2003	2002	Change
			%
Internet revenue			
Internet revenue ($m)	135	106	27.4
Active dial-up customers at period end (000s)	430	380	13.2
Total dial-up hours (m)	164.4	124.8	31.7
Average hours per active customer per month	33.3	30.6	8.8

Xtra's Internet revenue increased by $29 million (27.4%) for 2003 which principally reflects growth in active customer numbers and take-up of higher value products.

Directories Revenue

Directories revenue increased by $8 million (4.0%) driven by both price and volume increases.

Operating Expenses

YEAR ENDED 30 JUNE	2003	2002	Change
			%
Operations and support expenses			
Labour ($m)	44	40	10.0
Cost of sales ($m)	79	78	1.3
Other operating expenses ($m)	63	66	(4.5)
	186	184	1.1
Personnel numbers			
Total staff at 30 June	647	659	(1.8)

Labour costs increased due to salary increases and higher personnel accruals. The increase in cost of sales reflects volume growth of Internet business. Other operating expenses decreased by 4.5% because of operating efficiencies.

Australian Consumer

Australian Consumer - Results of Operations

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Operating revenues			
Local service	1	1	-
Calling	247	311	(20.6)
Cellular and other mobile	215	267	(19.5)
Interconnection	1	1	-
Internet	8	9	(11.1)
Resale	220	320	(31.3)
Other operating revenue	1	9	(88.9)
	693	918	(24.5)
Operating expenses			
Operations and support expenses	646	820	(21.2)
EBITDA	**47**	**98**	**(52.0)**
Depreciation and amortisation	39	37	5.4
Earnings/(loss) from operations	**8**	**61**	**(86.9)**

A reduced fixed-line customer base and a change in the way resale is priced and marketed resulted in a 24.5% reduction in operating revenue. While operating expenses decreased by 21.2%, EBITDA decreased by 52.0%. Much of this was due to $32 million of non-recurring benefits in 2002 from the mobile network services agreement with Vodafone.

Calling Revenue

YEAR ENDED 30 JUNE	2003	2002	Change %
National calls			
Revenue ($m)	84	112	(25.0)
Call minutes (m)	673	733	(8.2)
Average price (A$ cents*)	11.0	12.6	(12.7)
Calls to cellular networks			
Revenue ($m)	120	137	(12.4)
Call minutes (m)	253	272	(7.0)
Average price (A$ cents*)	42.2	41.1	2.7
International			
Total International calling ($m)	43	62	(30.6)
Call minutes (m)	166	202	(17.8)
Average price (A$ cents*)	23.1	24.7	(6.5)
Fixed-line customers at period end (000s)	446	512	(12.9)

* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 25.0% for the year as a result of lower customer numbers and price reductions reflecting changes in market rates driven by Telstra's line rental rebalancing programme.

Revenue from calls to cellular networks decreased primarily driven by lower customer numbers partly offset by an increase in the average price per minute.

Australian Consumer's international revenues come from outward calls originated by AAPT customers. The decline in international revenue compared to the prior year primarily reflects decreased call minutes due to the lower customer base coupled with the decline in the average price.

Cellular and Other Mobile

YEAR ENDED 30 JUNE	2003	2002	Change %
Cellular and other mobile			
Total mobile revenue ($m)	215	267	(19.5)
Mobile cost of sales ($m)	(158)	(192)	(17.7)
Mobile gross margin ($m)	57	75	(24.0)
Cellular connections at period end (000s)	282	224	25.9

Cellular and other mobile revenue decreased by 19.5% for the year principally as a result of lower connection bonuses and payments received under the mobile services agreement with Vodafone in 2002.

Mobile gross margin fell 24.0%, again mainly due to one-off benefits received under this agreement recognised in 2002. Rebates and subsidies under the mobile services agreement reduced cost of sales for 2002 by $20 million and payments received under this same agreement increased revenue in 2002 by $12 million. Excluding the one-off benefits, mobile gross margin would have increased by $14 million (32.6%) for the year.

Total cellular connections increased by 58,000 (25.9%) between 2002 and 2003.

Resale

Resale revenue decreased by 31.3% for the year due to changes in the way resale services were marketed and priced. AAPT targeted the offering of local call resale primarily to those customers who were significant users of AAPT's long distance services. This resulted in a low percentage of new acquisitions having local call resale services with AAPT.

Retail prices for local call resale were increased to market rates to support AAPT's strategy to minimise acquisition of low spending long distance calling customers. Coupled with improvements in pricing arrangements negotiated with suppliers, this has improved margins. As a result, AAPT has recently reverted to actively marketing full service at point of sale.

Operating Expenses

YEAR ENDED 30 JUNE	2003	2002	Change %
Operations and support expenses			
Labour ($m)	41	42	(2.4)
Cost of sales ($m)	478	651	(26.6)
Other operating expenses ($m)	96	90	6.7
Allocated costs ($m)	31	37	(16.2)
	646	820	(21.2)
Personnel numbers			
Total staff at 30 June	613	678	(9.6)

Labour expenses decreased 2.4% reflecting a decline in staff numbers partly offset by an increase in average salaries.

Cost of sales decreased 26.6% as a result of decreasing revenue and price negotiation with suppliers.

Other operating expenses increased due to one-off additional provisions arising from a review of the Australian Consumer segment's accounts receivable at year end ($7 million) and additional advertising costs, offset by savings from operating efficiencies.

Allocated costs represent the Consumer segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section headed "Allocated Costs" for a discussion of movements in this expense.

Depreciation and Amortisation

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Depreciation and amortisation			
Depreciation	38	33	15.2
Amortisation	1	4	(75.0)
	39	37	5.4

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage. Depreciation expense increased by $5 million (15.2%) for the year, as a result of depreciation commencing on recently acquired infrastructure.

Australian Business and Internet Services

Australian Business and Internet Services - Results of Operations

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Operating revenues			
Local Service	50	52	(3.8)
Calling	253	307	(17.6)
Cellular and other mobile	33	28	17.9
Interconnection	39	33	18.2
Internet	89	94	(5.3)
Data	211	225	(6.2)
Resale	58	106	(45.3)
Other operating revenue	62	66	(6.1)
	795	911	(12.7)
Operating expenses			
Operations and support expenses	667	827	(19.3)
EBITDA	**128**	**84**	**52.4**
Depreciation and amortisation	119	101	17.8
Earnings/(losses) from operations	**9**	**(17)**	**152.9**

EBITDA grew 52.4%, as a 12.7% decrease in operating revenue was more than offset by a 19.3% reduction in expenses.

Calling Revenue

YEAR ENDED 30 JUNE	2003	2002	Change %
National calls			
Revenue ($m)	81	108	(25.0)
Call minutes (m)	907	796	13.9
Average price (A$ cents*)	8.7	10.5	(17.1)
Calls to cellular networks			
Revenue ($m)	105	126	(16.7)
Call minutes (m)	328	327	0.3
Average price (A$ cents*)	28.4	30.8	(7.8)
International			
Total International calling revenue ($m)	60	66	(9.1)
Call minutes (m)	205	196	4.6
Average price (A$ cents*)	17.4	19.7	(11.7)

* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 25.0% for the year, reflecting an increase in call minutes offset by lower average prices in line with market trends and improved interconnect cost arrangements.

Revenue from calls to cellular networks decreased by 16.7% due to a decrease in the average price per minute, reflecting the increasingly competitive nature of the business.

International calling revenues are derived from outward calls originated by AAPT and TCNZA customers. International revenue decreased by 9.1% reflecting an increase in call minutes offset by lower average price. The lower average price reflects a change in destination mix, pricing pressure and the opportunistic wholesaling of minutes to specific destinations.

Internet Revenue

Internet revenue decreased 5.3% for the year. Considerable traffic growth was achieved by Connect, but this was offset by competitive pricing pressure.

Resale Revenue

Resale revenue decreased by 45.3% for the year, reflecting the changes made to the resale service as a result of a focus on pursuing higher value customers. The three drivers in the reduction of this revenue stream are: conversion of some resale voice customers to switched voice customers, conversion of some data customers to on-net data customers, and the exiting of some low value customers.

Operating Expenses

YEAR ENDED 30 JUNE	2003	2002	Change %
Operations and support expenses			
Labour ($m)	84	117	(28.2)
Cost of sales ($m)	466	579	(19.5)
Other operating expenses ($m)	60	76	(21.1)
Allocated costs ($m)	57	55	3.6
	667	827	(19.3)
Personnel numbers			
Total staff at 30 June	668	708	(5.6)

Labour expense decreased by $33 million (28.2%) for the year as a result of lower staff numbers and a decrease in other staff-related costs. Cost of sales decreased by 19.5% as a result of a change in revenue mix, improved supplier pricing and network enhancements. Other operating expenses also decreased due to tight cost control.

Allocated costs represent the Business and Internet Services segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services segments. Refer to the section headed "Allocated Costs" for a discussion of movements in this expense.

Depreciation and Amortisation

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Depreciation and amortisation			
Depreciation	113	92	22.8
Amortisation	6	9	(33.3)
	119	101	17.8

Depreciation expense for common infrastructure has been allocated to the Business and Internet Services segment based on estimated asset usage. Depreciation expense of $113 million increased by 22.8% compared to the prior year due to depreciation commencing on new network infrastructure investment.

Allocated Costs

Certain support business groups within Australian Operations provide services to both the Consumer and Business and Internet Services segments. The total costs of these support groups have been allocated to these segments based on their estimated consumption of support services. Total allocated costs are analysed below.

YEAR ENDED 30 JUNE	2003	2002	Change %
Allocated costs			
Labour ($m)	38	47	(19.1)
Other operating expenses ($m)	50	45	11.1
	88	92	(4.3)
Personnel numbers			
Total staff at 30 June	369	446	(17.3)

Labour expense decreased by 19.1% in line with lower staff numbers. Other operating expenses increased due to additional costs being shared between the two operating divisions.

Corporate and Other

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Revenue			
Other operating revenue	7	38	(81.6)
Operating expenses			
Operations and support expenses	113	79	43.0
Depreciation	17	11	54.5
Amortisation of AAPT goodwill	51	91	(44.0)
Personnel numbers			
Total staff at 30 June	217	252	(13.9)

Corporate revenue of $7 million for the current year represents dividend income and a small gain on sale of an international telecommunications investment.
The corporate revenue recorded in the prior year is primarily gains on prepayment of cross-border leases of $34 million.

Operations and support expenses increased by $34 million (43.0%). The prior year included a credit of $19 million as a result of the termination of a hedge of a forecasted foreign exchange transaction. Adjusting for this, the increase would have been 15.3% for the year. This was principally as a result of a change in the way certain expenses are allocated between the Corporate segment and the operating segments, primarily due to the consolidation of certain computer costs within Corporate. Increased costs were also incurred in connection with participating in the new regulatory process in New Zealand. The decrease in the amortisation of AAPT goodwill reflects the write-down of AAPT goodwill at 30 June 2002.

Dividends

Telecom will pay a fully imputed fourth quarter dividend of 5.0 cents per ordinary share in September 2003, bringing total dividends in relation to the year ended 30 June 2003 to 20.0 cents per ordinary share, the same as in the year ended 30 June 2002.

Telecom's current dividend policy is to target a dividend pay-out ratio of around 50% of net earnings. This policy is dependent on earnings, cash flow, and other investment opportunities that may arise in the future. Given the strength of recent cash flows and debt repayment, Telecom's future dividend policy has become the subject of discussion and comment by industry analysts and the media.

Given the inherent uncertainty of operating in the current climate, the Board of Telecom is adopting a conservative stance on this matter. The current position of the Board on the matter of dividend policy is as follows:

1. Telecom's current policy is to target the maintenance of a long-term "A" credit rating
2. Based on current expectations, we anticipate meeting our leverage and interest coverage targets during the course of the 2003/04 fiscal year
3. It is the Board's intention to increase dividends over time, most likely through a change in policy concerning the dividend pay-out ratio
4. The timing and quantum of any increase in dividend pay-out ratio will be subject to the macroeconomic and industry outlook, capital and operating plans at the time, and demonstration that the targeted credit ratios can be comfortably maintained on a long-term basis.

Capital Expenditure

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Capital expenditure			
NZ Wireline	305	221	38.0
NZ Mobile	69	138	(50.0)
International	108	171	(36.8)
Internet and Directories Services	9	11	(18.2)
Australian Consumer	16	32	(50.0)
Australian Business & Internet	67	178	(62.4)
Corporate and Other	26	27	(3.7)
	600	778	(22.9)

Total capital expenditure has decreased by 22.9% reflecting tight control of capital expenditure as well as reduced purchases of Southern Cross capacity by the International segment and the completion of the CDMA project in the prior year.

In the year ended 30 June 2004, Telecom currently expects total capital expenditure of approximately $650 million. Of this amount, approximately $350 million relates to NZ Wireline, $75 million to NZ Mobile, $70 million to International, $10 million to Internet and Directories Services, $15 million to Australian Consumer, $105 million to Australian Business and Internet and $25 million to Corporate and Other.

Liquidity and Capital Resources (Consolidated)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 72.7% at 30 June 2003, compared to 80.0% at 30 June 2002 (net debt is defined as total debt less cash and short-term investments). The decrease reflects a reduction in net debt, as surplus operating cash flows have been applied to debt reduction.

Net debt was $4,694 million at 30 June 2003, a reduction of $606 million from net debt at 30 June 2002 of $5,300 million. Telecom will continue to seek to reduce debt levels from operating cash flows in order to achieve desired coverage ratios to protect its current credit rating. To achieve this, Telecom may, from time to time, repurchase some of its existing long-term debt prior to its scheduled maturity.

Cash Flows

YEAR ENDED 30 JUNE	2003 $M	2002 $M	Change %
Cash flows			
Net cash flows from/(applied to):			
Operating activities	1,566	1,351	15.9
Investing activities	(540)	(1,271)	(57.5)
Financing activities	(988)	(74)	NM
Net cash flow	38	6	NM

NM = Not a meaningful comparison

Net cash flows from operating activities were $1,566 million for the year, an increase of $215 million from the prior year. This primarily resulted from lower payments to suppliers and employees (due to reduced operating expenses).

The net cash outflow for investing activities was $540 million in the current year, a decrease of $731 million from the prior year. The decrease mainly reflects the sale of short-term investments in the current year compared to the purchase of short-term investments in the prior year, and lower capital expenditure coupled with lower cash paid for the purchase of long-term investments. In the current year, Telecom paid its remaining equity commitment to Hutchison 3G Australia ("H3G") of A$150 million and sold its investment in EDS New Zealand back to EDS. In the previous year, Telecom paid A$250 million to acquire its 19.9% investment in H3G.

The net cash outflow for financing activities in the current year was $988 million, compared to $74 million in the prior year. The decrease in financing cash flows resulted from the net repayment of $245 million of long-term debt in the current year, compared with significant proceeds from long-term debt issues being received in the year ended 30 June 2002.

Competitive and Regulatory Environment

New Zealand

Wholesaling

In May 2003 the Commerce Commission released its final determination for the supply of wholesale services between Telecom and TelstraClear.

The Commission's determination is effective for 18 months from 12 May 2003. The determination largely relates to the whole-saling of business services and residential broadband. The Commission set a wholesale price of 16% off Telecom's standard retail prices for these services. Both parties have applied for a final pricing review.

CallPlus Interconnection

CallPlus applied to the Commission in December 2002 for a determination relating to interconnection and wholesale (resale) services from Telecom New Zealand Limited. The Commission decided to separate CallPlus' application into interconnection and wholesale.
In a draft determination issued in July, the Commission indicated that the intercon-nection price is likely to be set at 1.13 cents per minute. This is the same price as the initial interconnection price set by the Commission as applying between Telecom and Telstra Clear.

The Commission is now calling for submissions from interested parties on its draft determination and intends to hold a conference shortly after.

Calculating Kiwi Share Losses

The Commerce Commission in June released its draft determination on the calculation of Telecom's net cost of complying with its telecommunications service obligations (TSO).

The draft calculation is for approximately six months from the passing of the Tele-communications Act in December 2001 to June 2002. The annualised figure has been calculated in the draft determination to be $73.5 million. Based on this, Telecom has accrued $22 million of revenue at 30 June 2003, representing the contribution to Telecom's TSO costs called for by the Act, for the period from December 2001 to 30 June 2003.

This amount could change as a result of the Commission's final determination. This is expected to be issued before the end of the year. The net cost is required to include a reasonable return on capital to service non-viable customers. The Commission has tentatively concluded an after tax return of 6 percent was reasonable, a position which Telecom is contesting.

Local Loop Unbundling

The Commission has begun an investigation into the unbundling of Telecom's local loop network and its fixed Public Data Network. An issues paper was released in March.

Section 64 of the Telecommunications Act 2001 requires the Commission to investigate whether the following services should be regulated:

a) access to the unbundled elements of Telecom's local loop network; and

b) access to the unbundled elements of, and interconnection with, Telecom's fixed Public Data Network.

The Commission will hear submissions and hold a conference on the issue and is expected to report to the Minister of Communications no later than 20 December 2003.

Number Portability

Five telecommunications carriers have applied to the Commission for a deter-mination in respect of the local telephone and mobile telephone number portability services. The applicants seek a determination on how the cost of providing number portability should be apportioned between participants. The Commission has decided to investigate the application. It is important to note that the applicants have only asked how the costs should be allocated, not how number portability should be provided.



Other Matters

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (SCCN). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of SingTel Optus (39.99%) and MCI (10.01%).

Additionally, Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 June 2003, Telecom held Southern Cross capacity with a book value of approximately $329 million. Telecom is also contractually committed to acquire additional capacity at fixed prices totalling approximately $82 million over the next two years.

Telecom has also provided debt funding to SCCN of US$60 million by way of shareholder advances. These advances are currently recorded within long-term investments at a book value of NZ$109 million (including accrued interest).

A number of major participants in the international telecommunications industry have recently been experiencing serious financial difficulties, with several entities filing for bankruptcy protection. There is currently an oversupply of capacity on a number of routes and as a consequence there is a risk that market prices for bandwidth may become further depressed, particularly if large quantities of capacity are sold into the market at liquidation values. Were such a development to occur and prove other than a temporary situation, it could result in potentially significant impairment of Telecom's international network capacity assets. Such developments could also adversely impact SCCN's ability to repay debt.

On 30 April 2003, SCCN agreed a restructured facility with its senior bank syndicate that rescheduled certain of SCCN's debt repayments to better align these with anticipated future cash flows and a reassessed SCCN business plan.

As part of this restructured facility, Telecom and Optus have agreed to provide (either directly or through members of their respective groups) contingent credit support in respect of a portion of Southern Cross' senior bank syndicate debt. Telecom has provided contingent credit support for up to US$106 million of SCCN's debt. The contingent credit support exposure will reduce as further market sales are made and applied towards the repayment of SCCN's senior debt.

Valuation of TDMA Network

Telecom currently operates both TDMA and CDMA mobile networks. Telecom's marketing emphasis is geared towards growing usage of the CDMA network, which offers greater functionality and high speed data capability. As part of this approach, Telecom is encouraging existing TDMA customers to upgrade to CDMA.

Telecom expects to transition all TDMA customers to CDMA, at which point the TDMA network will be closed down. This is currently expected to occur towards the end of 2007.

At 30 June 2003, the carrying value of the TDMA network is approximately $245 million. This value is presently supported by the cash flows the network generates. However, as the rate of customer transition increases, the cash flows the network will generate are forecast to decline. Current forecasts indicate that in the year ended 30 June 2004 the present value of the future cash flows of the TDMA network will fall below the carrying value.

Telecom will continue to closely monitor the valuation of its TDMA network and should it be determined in future that the carrying amount is no longer supported by the present value of the future cash flows, a charge will be recognised to write the value of the asset down to a level that is supported by these cash flows. The amount and timing of such a charge will ultimately depend on the rate at which customers transition from the TDMA network and the cash flow profile of the remaining customers. Based on current estimates, an impairment charge of between $70 million and $90 million may be required in the financial year ended 30 June 2004.

Adoption of International Financial Reporting Standards

In December 2002 the New Zealand Accounting Standards Review Board announced that International Financial Reporting Standards (IFRS) will apply to all New Zealand entities for periods commencing on or after 1 January 2007. Entities will also have the option of voluntarily adopting IFRS for periods beginning on or after 1 January 2005. Adoption of IFRS will bring New Zealand accounting standards into line with the increasing number of jurisdictions that are mandating their application.

While IFRS are similar to existing New Zealand Financial Reporting Standards, there are a number of significant differences, most notably in the areas of accounting for financial instruments, taxation, intangible assets and business combinations. These differences may affect the reported results of New Zealand entities, including Telecom, upon adoption of IFRS.

Telecom currently intends to adopt IFRS for the year ended 30 June 2006. In line with Telecom's normal reporting practice, two years of comparative data will be presented in the Statement of Financial Performance restated in accordance with IFRS, with one year of restated data in the Statement of Financial Position.

Accounting for Share Options

In the 2002 Management Commentary, Telecom indicated that it was considering a change in its accounting policy relating to share options issued to employees, once a clear direction on international accounting standards emerged.

Since this time, the International Accounting Standards Board (IASB) has issued an exposure draft of an International Financial Reporting Standard that would require share options to be recognised as an expense based on their fair value. Following a review of submissions on its exposure draft, the IASB has confirmed that a fair value approach will be required in the final standard.

The Financial Accounting Standards Board in the United States has also announced that it intends to amend the US standard on share-based compensation to require a fair value approach to accounting for employee share options.

Given the international consensus is a fair value-based approach to accounting for share options, Telecom will adopt this approach from 1 July 2003. In accordance with the international exposure draft, such an approach will be adopted prospectively (ie, applied to future option grants, but not retrospectively applied to existing grants). Had this change in policy been made in the 2003 financial year, it would have resulted in an additional charge to expenses of approximately $6 million.

Financial Statements

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Consolidated Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE 2003

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	NOTES	2003 $	2002 $	2001 $
Operating revenues				
Local service		1,110	1,080	1,071
Calling	2	1,542	1,763	1,816
Interconnection		154	145	97
Cellular and other mobile services		796	822	865
Internet		230	209	169
Data		666	650	601
Other operating revenues	2	693	868	1,029
Abnormal revenues	4	-	-	(12)
		5,191	**5,537**	**5,636**
Operating expenses				
Labour	3	548	599	572
Cost of sales		1,442	1,759	1,852
Other operating expenses	3	885	914	909
Abnormal expenses	4	-	862	256
Share of associate companies' losses after income tax		-	1	18
		2,875	**4,135**	**3,607**
Earnings before interest, taxation, depreciation and amortisation		**2,316**	**1,402**	**2,029**
Depreciation and amortisation	5	820	815	722
Earnings before interest and taxation		**1,496**	**587**	**1,307**
Interest income		14	17	53
Interest expense	6	(407)	(430)	(434)
Earnings before income tax		**1,103**	**174**	**926**
Income tax expense	7	(391)	(365)	(283)
Earnings/(loss) after income tax		**712**	**(191)**	**643**
Minority interests in (profits)/loss of subsidiaries		(3)	3	-
Net earnings/(loss) attributable to shareholders	25	**709**	**(188)**	**643**
Net earnings/(loss) per share		**$0.376**	**$(0.101)**	**$0.364**
Weighted average number of ordinary shares outstanding (in millions)		**1,887**	**1,863**	**1,767**

See accompanying notes to the financial statements

Consolidated Statement of Movements in Equity

FOR THE YEAR ENDED 30 JUNE 2003

YEAR ENDED 30 JUNE		2003	2002	2001
(DOLLARS IN MILLIONS)	NOTE	$	$	$
Equity at the beginning of the year		**1,328**	**2,003**	**1,219**
Total recognised revenues and expenses				
Net earnings/(loss) attributable to shareholders		709	(188)	643
Minority interests in profits/(loss) of subsidiaries		3	(3)	-
Movement in foreign currency translation reserve	18	(40)	(191)	(61)
		672	(382)	582
Contributions from owners				
Capital contributed	18	146	80	554
Movement in deferred compensation	18	1	-	-
Additional minority interest		-	2	-
		147	82	554
Distributions to owners				
Dividends:				
Parent	18	(428)	(423)	(303)
Minority interests		(2)	(2)	(2)
Tax credit on supplementary dividends		52	50	34
Buy-out of minority interest	18	(2)	-	(81)
		(380)	(375)	(352)
Equity at the end of the year		**1,767**	**1,328**	**2,003**
Represented by:				
Contributed capital	18	1,708	1,562	1,482
Foreign currency translation reserve	18	(243)	(203)	(12)
Minority interests		2	3	6
Retained earnings/(deficit)		299	(34)	527
Deferred compensation		1	-	-
Equity at the end of the year		**1,767**	**1,328**	**2,003**

See accompanying notes to the financial statements

Consolidated Statement of Financial Position

As at 30 June 2003

(DOLLARS IN MILLIONS)	30 JUNE NOTES	2003 $	2002 $
ASSETS			
Current assets:			
Cash		120	82
Short-term investments	8	64	230
Receivables and prepayments	9	929	1,111
Inventories	10	42	34
Total current assets		**1,155**	**1,457**
Non-current assets:			
Long-term investments	11	947	866
Intangibles	12	1,018	1,097
Fixed assets	13	4,635	4,826
Total non-current assets		**6,600**	**6,789**
Total assets		**7,755**	**8,246**
LIABILITIES AND EQUITY			
Current liabilities:			
Accounts payable and accruals	14	983	1,230
Provisions - current	15	-	5
Debt due within one year	16	546	1,178
Total current liabilities		**1,529**	**2,413**
Non-current liabilities:			
Deferred taxation	7	127	71
Long-term debt	17	4,332	4,434
Total non-current liabilities		**4,459**	**4,505**
Total liabilities		**5,988**	**6,918**
Equity:	18		
Shareholders' funds		1,765	1,325
Minority interests		2	3
Total equity		**1,767**	**1,328**
Total liabilities and equity		**7,755**	**8,246**

ON BEHALF OF THE BOARD

Roderick Deane
CHAIRMAN

Theresa Gattung
CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

Authorised for issue on 4 August 2003

See accompanying notes to the financial statements

Consolidated Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE 2003

YEAR ENDED 30 JUNE		2003	2002	2001
(DOLLARS IN MILLIONS)	**NOTES**	**$**	**$**	**$**
Cash flows from operating activities				
Cash was provided from/(applied to):				
Cash received from customers		5,251	5,396	5,172
Proceeds from cross border leases		-	35	20
Interest income		11	16	54
Dividend income		3	3	248
Payments to suppliers and employees		(2,973)	(3,317)	(3,114)
Payments from provisions		(5)	(33)	(5)
Income tax paid	7	(307)	(304)	(184)
Interest paid on debt		(414)	(445)	(433)
Net cash flows from operating activities	25	1,566	1,351	1,758
Cash flows from investing activities				
Cash was provided from/(applied to):				
Sale of fixed assets		31	65	37
Sale/(purchase) of short-term investments, net		162	(157)	537
Purchase of long-term investments		(175)	(362)	(327)
Sale of long-term investments		54	21	18
Acquisition of AAPT Limited, excluding cash acquired		-	-	(635)
Purchase of fixed assets		(607)	(828)	(1,478)
Capitalised interest paid		(5)	(10)	(44)
Net cash flows applied to investing activities		(540)	(1,271)	(1,892)
Cash flows from financing activities				
Cash was provided from/(applied to):				
Proceeds from long-term debt		348	1,777	412
Repayment of long-term debt		(593)	(949)	(513)
(Repayment)/proceeds of short-term debt, net		(457)	(557)	212
Capital contributed		-	-	495
Dividends paid		(286)	(345)	(477)
Net cash flows (applied to)/provided from financing activities		(988)	(74)	129
Net cash flow		38	6	(5)
Opening cash position (including bank overdrafts)		82	76	81
Closing cash position (including bank overdrafts)		**120**	**82**	**76**

See accompanying notes to the financial statements

Statement of Financial Performance - Parent Company

For the year ended 30 June 2003

(DOLLARS IN MILLIONS)	YEAR ENDED 30 JUNE NOTES	2003 $	2002 $
Operating revenues	2	2,838	883
Operating expenses		(18)	-
Earnings before interest and taxation		**2,820**	**883**
Interest income	6	159	219
Interest expense	6	(341)	(371)
Earnings before income tax		**2,638**	**731**
Income tax credit	7	60	50
Net earnings		**2,698**	**781**

Statement of Movements in Equity - Parent Company

For the year ended 30 June 2003

(DOLLARS IN MILLIONS)	YEAR ENDED 30 JUNE NOTE	2003 $	2002 $
Equity at the beginning of the year		**1,690**	**1,202**
Total recognised revenues and expenses			
Net earnings		2,698	781
Contributions from owners			
Capital contributed	18	146	80
Movement in deferred compensation	18	1	-
		147	80
Distributions to owners			
Dividends	18	(428)	(423)
Tax credit on supplementary dividends		52	50
		(376)	(373)
Equity at the end of the year		**4,159**	**1,690**
Represented by:			
Contributed capital	18	1,708	1,562
Retained earnings		2,450	128
Deferred compensation		1	-
Equity at the end of the year		**4,159**	**1,690**

See accompanying notes to the financial statements

Statement of Financial Position - Parent Company

As at 30 June 2003

(DOLLARS IN MILLIONS)	30 JUNE NOTES	2003 $	2002 $
ASSETS			
Current assets:			
Cash		38	-
Due from subsidiary company	22	992	923
Total current assets		**1,030**	**923**
Non-current assets:			
Investments	11	7,828	5,422
Total assets		**8,858**	**6,345**
LIABILITIES AND EQUITY			
Current liabilities:			
Accounts payable and accruals	14	35	14
Due to subsidiary companies	22	4,664	4,641
Total current liabilities		**4,699**	**4,655**
Equity:	18		
Shareholders' funds		4,159	1,690
Total liabilities and equity		**8,858**	**6,345**

ON BEHALF OF THE BOARD

Roderick Deane
CHAIRMAN

Theresa Gattung
CHIEF EXECUTIVE OFFICER
AND MANAGING DIRECTOR

Authorised for issue on 4 August 2003

See accompanying notes to the financial statements

Statement of Cash Flows - Parent Company

FOR THE YEAR ENDED 30 JUNE 2003

YEAR ENDED 30 JUNE		2003	2002
(DOLLARS IN MILLIONS)	NOTE	$	$
Cash flows from operating activities			
Cash was provided from/(applied to):			
Interest income		159	220
Dividends received from subsidiary companies		693	497
External dividends received		3	3
Interest paid on debt		(338)	(371)
Net cash flows from operating activities	25	517	349
Cash flows from investing activities			
Cash was (applied to)/provided from:			
Advances (to)/from subsidiary companies, net		(188)	449
Proceeds from sale of subsidiary company		-	383
Purchase of investments, net		(7)	(838)
Net cash flows applied to investing activities		(195)	(6)
Cash flows from financing activities			
Cash was applied to:			
Dividends paid		(284)	(343)
Net cash flows applied to financing activities		(284)	(343)
Net cash flow		38	-
Opening cash position		-	-
Closing cash position		38	-

See accompanying notes to the financial statements

Notes to the Financial Statements

NOTE 1 Statement of Accounting Policies

Reporting Entity and Statutory Base

Telecom Corporation of New Zealand Limited is a company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited (the "Company" or the "Parent Company"), its subsidiaries and associates (the "Telecom Group" or "Telecom").

Nature of Operations

Telecom is a major supplier of telecommunications services in New Zealand and Australia. Telecom provides a full range of telecommunications products and services including local, national, international and value-added telephone services, cellular and other mobile services, data and Internet services, equipment sales and installation services, leased services and directories.

Basis of Preparation

The financial statements have been prepared in accordance with the Financial Reporting Act 1993 which requires compliance with accounting practice generally accepted in New Zealand ("NZ GAAP"). This differs in certain significant respects from accounting practice generally accepted in the United States ("US GAAP"). For a summary of the significant differences and related effect on these financial statements, see Note 29.

The financial statements are expressed in New Zealand dollars. References in these financial statements to "$" and "NZ$" are to New Zealand dollars, references to "US$" are to US dollars, references to "A$" are to Australian dollars and references to "GBP" are to Pounds Sterling.

Measurement Basis

The measurement basis adopted in the preparation of these financial statements is historical cost, modified by the revaluation of certain investments as identified in specific accounting policies below.

Specific Accounting Policies

Basis of Consolidation

Subsidiaries

Subsidiaries are those entities controlled, directly or indirectly, by the Telecom Group.

The consolidated financial statements are prepared from the accounts of the Company and its wholly and majority-owned subsidiaries using the purchase method of consolidation. All significant intercompany accounts and transactions are eliminated on consolidation.

Associates

Associates are entities in which the Telecom Group has significant influence, but not control, over the operating and financial policies.

Associate companies are reflected in the consolidated financial statements using the equity method, whereby Telecom's share of the post-acquisition net surplus of associates is included in consolidated earnings before interest and tax.

Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment recorded at zero. If this occurs, the equity method of accounting is not resumed until such time as Telecom's share of losses and reserve decrements, not recognised during the financial years in which the equity method was suspended, are offset by the current share of profits and reserves.

Goodwill arising on acquisition

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired at the time of acquisition of a business or shares in a subsidiary or associate. Goodwill is amortised on a systematic basis over the period benefits are expected to arise, which will be no more than 20 years.

The unamortised balance of goodwill is reviewed annually and to the extent that it is no longer probable of being recovered from the future economic benefits of the investment it is recognised immediately as an expense.

Acquisition or disposal during the year

Where an entity becomes or ceases to be a Telecom Group entity during the year, the results of that entity are included in the net earnings of the Telecom Group from the date that control or significant influence commenced or until the date that control or significant influence ceased.

Revenue Recognition

Telecom recognises revenues as it provides services or delivers products to customers. Billings for telecommunications services (including fixed-line, cellular and Internet access billings) are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that has been billed in advance.

Revenue from the sale of prepaid cellular minutes is initially deferred, with recognition occurring when the minutes are used by the customer.

Revenue from directories advertising and related publication costs are recognised upon publication of the directory.

Revenue from installations and connections and related costs are recognised upon completion of the installation or connection. Revenue from equipment sales is recognised upon delivery of equipment to the customer.

Accounts Receivable

Accounts receivable are recorded at expected realisable value after providing for bad and doubtful accounts expected to arise in subsequent accounting periods. The provision for doubtful debts is based on management's assessment of amounts expected to be uncollectable for specific customers or groups of customers based on age of debt, history of payments, account activity, economic factors and other relevant information.

Bad debts are written off against the provision for doubtful accounts in the period in which it is determined that the debts are uncollectable.

Inventories

Inventories principally comprise materials for self-constructed network assets, critical maintenance spares, customer premises equipment held for rental or sale and mobile equipment held for sale. Inventories are stated at the lower of cost and net realisable value after due consideration for excess and obsolete items.
Cost is determined on a first-in first-out or weighted average cost basis.

Investments

Long-term investments are stated at cost. Long-term investments include the Company's investment in subsidiaries.

Investments not expected to be held to maturity are stated at market value, with the resulting gains or losses taken to earnings.

Where, in the opinion of the Directors, there has been an impairment in the value of investments this is recognised in the current period.

Fixed Assets

Fixed assets are valued as follows:

THE VALUE OF FIXED ASSETS PURCHASED FROM THE GOVERNMENT WAS DETERMINED ON THE BASIS OF DEPRECIATED REPLACEMENT COST USING ESTIMATED REMAINING LIVES AS AT 1 APRIL 1987.

SUBSEQUENT ADDITIONS ARE VALUED AT COST. THE COST OF ADDITIONS TO PLANT AND EQUIPMENT AND OTHER FIXED ASSETS CONSTRUCTED BY TELECOM CONSISTS OF ALL APPROPRIATE COSTS OF DEVELOPMENT, CONSTRUCTION AND INSTALLATION, COMPRISING MATERIAL, LABOUR, DIRECT OVERHEAD AND TRANSPORT COSTS.

FOR EACH FIXED ASSET PROJECT, INTEREST COSTS INCURRED DURING THE PERIOD REQUIRED TO COMPLETE AND PREPARE THE FIXED ASSET FOR ITS INTENDED USE ARE CAPITALISED AS PART OF THE TOTAL COST.

Software Developed for Internal Use

Telecom capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is depreciated over its useful life to the Telecom Group.

Depreciation

Depreciation is charged on a straight-line basis to write down the cost of the fixed assets to their estimated residual value over their estimated useful lives, which are as follows:

Telecommunications equipment and plant:	
Customer local access	3-50 years
Junctions and trunk transmission systems	10-50 years
Switching equipment	3-15 years
Customer premises equipment	3-5 years
Other network equipment	4-25 years
Buildings	40-50 years
Motor vehicles	4-10 years
Furniture and fittings	5-10 years
Computer equipment	3-5 years

Where the remaining useful lives or recoverable values have diminished due to technological change or market conditions depreciation is accelerated or the assets are written down.

Land and capital work in progress are not depreciated.

Where a fixed asset is disposed of, the profit or loss recognised in the Statement of Financial Performance is calculated as the difference between the sale price and the carrying value of the fixed asset.

Leased Assets

Telecom is a lessor of customer premises equipment. Such leases are considered operating leases because substantially all the benefits and risks of ownership remain with Telecom. Rental income is taken to revenue on a monthly basis in accordance with the lease term.

Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are charged against earnings as incurred. Finance leases, which effectively transfer to Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the present value of the minimum lease payments. The leased assets and corresponding liabilities are disclosed and the leased assets are depreciated over the period Telecom is expected to benefit from their use.

Spectrum Licences

Costs incurred on the acquisition of spectrum licences are amortised from the date the underlying asset is held ready for use on a straight-line basis over the periods of their expected benefit.

Where the periods of expected benefit or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated or the carrying value is written down.

Debt

Debt is stated at face value less unamortised discounts, premiums and prepaid interest. Discounts, premiums and prepaid interest are amortised to interest expense on a yield to maturity basis over the period of the borrowing. Borrowing costs such as origination, commitment and transaction fees are deferred and amortised over the period of the borrowing.

Compensated Absences

The liability for employees' compensation for future absences, calculated on an actuarial basis, is accrued in respect of employees' services already rendered and where the obligation relates to rights that may eventually vest.

Research and Development Costs

Research and development costs are charged to earnings as incurred, except where, in the case of development costs, future benefits are expected beyond any reasonable doubt to exceed these costs. Where development costs are deferred, they are amortised over future periods on a basis related to the expected future benefits.

Advertising costs

Advertising costs are expensed as incurred.

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.

Deferred taxation calculated on a comprehensive basis using the liability method is accounted for on timing differences between the earnings stated in the financial statements and the assessable income computed for taxation purposes.

Future tax benefits are not recognised unless realisation of the asset is virtually certain.

Foreign Currency

TRANSACTIONS

Transactions denominated in a foreign currency are converted at the New Zealand exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates current at balance date. Exchange differences arising on the translation of accounts payable and receivable in foreign currencies are recognised in the Statement of Financial Performance.

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of firm commitments are deferred until the date of such transactions at which time they are included in the determination of net earnings.

Where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are capitalised.

All exchange gains and losses relating to other hedge transactions are brought to account in the Statement of Financial Performance in the same period as the exchange differences on the items covered by the hedge transactions. Costs on such contracts are amortised over the life of the hedge contract.

TRANSLATION OF FOREIGN GROUP ENTITIES

Assets and liabilities of independent overseas subsidiaries are translated at exchange rates existing at balance date. The revenue and expenses of these entities are translated at rates approximating the exchange rates ruling at the dates of the transactions. The exchange gain or loss arising on translation is recorded in the foreign currency translation reserve.

Derivative Financial Instruments

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates.

Telecom does not currently hold or issue derivative financial instruments for trading purposes. Gains and losses on derivatives are accounted for on the same basis as the underlying physical exposures.

Accordingly, hedge gains and losses are included in the Statement of Financial Performance when the gains or losses arising on the related physical exposures are recognised in the Statement of Financial Performance.

For an instrument to qualify as a hedge, it must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at market values and any resultant gain or loss is recognised in the Statement of Financial Performance.

Interest rate swaps and cross currency interest rate swaps that hedge an underlying physical exposure are accounted for using the accrual method of accounting. Interest receivable and payable and unamortised discounts under the terms of the interest rate swaps and cross currency interest rate swaps are accrued over the period to which the payments or receipts relate, and are treated as an adjustment to interest expense.

The foreign exchange gains and losses on the principal value of cross currency swaps are reflected in the Statement of Financial Performance using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying hedged transaction.

Premiums paid for interest rate and currency options and the net settlement on maturity of forward rate agreements are amortised over the life of the underlying hedged item.

Forward exchange contracts are accounted for as outlined in the accounting policy for foreign currency transactions.

Cash flows from derivatives are recognised in the Statement of Cash Flows in the same category as that of the hedged item.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents are considered to be cash on hand and in banks, net of bank overdrafts. Cash flows from certain items are disclosed net, due to the short-term maturities and volume of transactions involved.

Earnings Per Share

Earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior periods' data have been made to conform to current year classifications.

Changes in Accounting Policies in the Current Financial Year

There have been no changes in accounting policy during the year ended 30 June 2003. The accounting policies used in the preparation of the financial statements for the year ended 30 June 2003 are consistent with those used in the preparation of the financial statements for the year ended 30 June 2002.

Change in Accounting Policies in the Previous Financial Year

Taxation

During the year ended 30 June 2002, Telecom changed its policy for accounting for deferred taxation to adopt the comprehensive method. Previously the partial method was used. This change was made to adopt the preferred method in New Zealand Statement of Standard Accounting Practice ("SSAP") 12 "Accounting for Income Tax" and reflected changes in Telecom's assets that previously gave rise to unrecognised timing differences under the partial method of accounting. The impact of this change was to reduce tax expense for the year ended 30 June 2002 and decrease the deferred tax liability at 30 June 2002 by $8 million.

Except for the change in accounting policy referred to above, the accounting policies used in the preparation of the financial statements for the years ended 30 June 2003 and 2002 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2001.

Note 2 Calling and Other Operating Revenues

TELECOM GROUP (DOLLARS IN MILLIONS) YEAR ENDED 30 JUNE	2003 $	2002 $	2001 $
Calling			
National	1,090	1,178	1,181
International	401	531	568
Other	51	54	67
	1,542	**1,763**	**1,816**
Other operating revenues			
Resale	278	399	361
Directories	207	198	188
Equipment	73	78	63
Miscellaneous other	132	190	166
Dividends from associates	-	-	245
Dividends from other investments	3	3	6
	693	**868**	**1,029**

International Revenue

Included within international calling revenue is the net margin on "new age transit" traffic. New age transit revenue is generated where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks. Telecom receives an inwards payment from the originating carrier and makes an outpayment to the terminating carrier. The net of these payments is recorded within Telecom's international revenue. Gross payments under new age transit arrangements are shown in the table below:

TELECOM GROUP (DOLLARS IN MILLIONS)	YEAR ENDED 30 JUNE	2003 $	2002 $	2001 $
Inwards payments		254	302	258
Outpayments		(211)	(240)	(217)
New age transit margin		43	62	41

Miscellaneous Other Revenue

Miscellaneous other revenue for the year ended 30 June 2002 included net gains of $34 million recognised on the prepayment of Telecom's scheduled payment obligations relating to cross border finance leases. A similar lease was prepaid in the year ended 30 June 2001 resulting in a gain of $20 million.

Dividends From Associates

Dividends from associates represent dividends received from Telecom's investment in the Southern Cross Cable Network. Total dividends of $263 million were received during the year ended 30 June 2001. The first $18 million was applied to the carrying value of Telecom's equity investment reducing it to nil, resulting in suspension of the equity method. Remaining dividends of $245 million were included in other operating revenues.

Parent Company

Operating revenues for the year ended 30 June 2003 include $693 million of dividends received from subsidiary companies and $2,141 million being the gain on sale of Telecom brands and intellectual property to Telecom IP Limited, a subsidiary company.

The brands and intellectual property were transferred at fair value determined on a value in use basis by independent valuers, Interbrand Limited.

Operating revenues for the year ended 30 June 2002 include a profit on the intra-group sale of a subsidiary company of $383 million and dividends received from subsidiary companies totalling $497 million.

NOTE 3 Operating Expenses

Other Operating Expenses

TELECOM GROUP (DOLLARS IN MILLIONS) YEAR ENDED 30 JUNE	2003 $	2002 $	2001 $
Other operating expenses include:			
Lease and rental costs	42	48	52
Research and development costs	7	8	11
Advertising costs	92	85	92
Foreign exchange gains	(1)	(26)	(4)
Bad debts written off	53	65	32
Increase/(decrease) in provision for doubtful accounts	3	(5)	21
Provision for inventory obsolescence	(2)	-	-
Loss on disposal of fixed assets	2	-	3
Auditors' remuneration:			
Audit fees paid to principal auditors	2	2	1
Fees paid for other services provided by principal auditors	-	3	5
Directors' fees	1	1	1

Labour

Included in labour costs are pension contributions of $2 million to the New Zealand Government Superannuation Fund (30 June 2002: $2 million, 30 June 2001: $2 million) and $9 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992, (30 June 2002: $10 million, 30 June 2001: $10 million). Telecom has no other obligations to provide pension benefits in respect of present employees.

Donations

The donation expense for the year was $274,000 (30 June 2002: $167,000, 30 June 2001: $54,000). In addition, Telecom makes available telecommunications services free of charge or at reduced rates to the community, principally the 111 emergency service, and also provides substantial support to educational and charitable organisations.

NOTE 4 Abnormal Items

TELECOM GROUP (DOLLARS IN MILLIONS) YEAR ENDED 30 JUNE	2003 $	2002 $	2001 $
Abnormal Revenues			
Revenue recognition	-	-	(12)
	-	**-**	**(12)**
Abnormal Expenses			
Write-down of goodwill and other AAPT assets	-	850	-
Close-down of CDMA rollout in Australia	-	12	215
Write-off of network assets and project costs	-	-	41
	-	**862**	**256**

Abnormal Revenues

Revenue Recognition - Change in Accounting Policy

In June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products was recognised at the time of sale and billing respectively. Under the revised policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services yet to be provided. This change was made to align with international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products.

The impact of this change in accounting policy was a one-off deferral of revenue of $12 million. This was made up of a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

Abnormal Expenses

Write-down of goodwill and other AAPT assets

In 2002 Telecom reviewed the carrying value of assets included in the consolidated financial statements as a result of the acquisition of AAPT. An assessment of the fair value of AAPT was performed based on the discounted expected future cash flows of AAPT. It was determined that the fair value of AAPT was less than the carrying value in the consolidated financial statements and that this shortfall was other than temporary. Accordingly, a write-down of $850 million was included in the financial results for the year ended 30 June 2002.

This diminution in value reflected significant negative industry and economic trends impacting AAPT's operations and expected future growth rates for the Australian telecommunications market. The apportionment of this write-down is shown below:

(DOLLARS IN MILLIONS)	2002 $
(i) Advance to associate	133
(ii) Spectrum licences	124
(iii) Goodwill	593
	850

(i) AAPT has provided a shareholder advance to its associate AOL|7 totalling A$115 million (NZ$133 million). This sum is not expected to be recoverable.

(ii) Where changing network construction plans meant that spectrum was no longer expected to be utilised, or where the present value of expected cash flows to be generated from use did not support the carrying value of the asset, spectrum licences were written down to the expected recoverable amount.

(iii) The remainder of the difference between the assessed fair value of AAPT and the carrying value in the Group financial statements, after allowing for the other asset write-downs above, was recorded as a write-down in the value of goodwill arising from Telecom's acquisition of AAPT.

Close-down of CDMA rollout in Australia

In May 2001, Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to close down the rollout of the Australian CDMA mobile network and to work co-operatively to resolve outstanding issues.

A charge was recognised in the year ended 30 June 2001 for the cost of writing off project costs capitalised to work in progress and providing for the discounted present value of contractually committed future expenditure to the extent that this could not be mitigated via negotiation or assignment.

The total charge to abnormal expenses was $215 million; representing $159 million for writing off project costs to date and $56 million for future commitments.

In the year ended 30 June 2002 an additional charge of $12 million was recognised to reflect the final cost of closing down the CDMA network. This resulted from greater than expected losses incurred on the disposal of equipment acquired as part of the project. The CDMA close-down has been completed and no further costs are expected.

Write-off of network assets and project costs

As part of a review of network assets in the year ended 30 June 2001, certain assets were identified as no longer being required. These assets were determined to have no residual value and were fully written-off at 30 June 2001.

The majority of the write-off related to assets acquired in connection with the deployment of residential hybrid fibre/coax ("HFC") cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the rollout and reorganising First Media Limited were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets subsequently fell to minimal levels and the decision was taken to decommission the network. A total charge of $22 million was included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

The remainder of the abnormal charge represented the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances for projects that did not result in capitalisable assets to the Group.

NOTE 5 Depreciation and Amortisation

TELECOM GROUP (DOLLARS IN MILLIONS)	YEAR ENDED 30 JUNE	2003 $	2002 $	2001 $
Depreciation (see Note 13)		754	704	619
Amortisation (see Note 12)		66	111	103
		820	**815**	**722**

NOTE 6 Interest

TELECOM GROUP (DOLLARS IN MILLIONS)	YEAR ENDED 30 JUNE	2003 $	2002 $	2001 $
Interest expense:				
Fixed loans		298	276	249
Finance leases		-	-	1
Other interest		31	66	144
Capital notes		67	82	82
Convertible notes		16	16	2
		412	440	478
Less interest capitalised		(5)	(10)	(44)
Total interest expense		**407**	**430**	**434**

PARENT COMPANY

Interest income and interest expense comprise interest received from and paid to subsidiary companies.

NOTE 7 Income Tax

The income tax expense/(credit) is determined as follows:

YEAR ENDED 30 JUNE	TELECOM GROUP 2003	TELECOM GROUP 2002	TELECOM GROUP 2001	PARENT COMPANY 2003	PARENT COMPANY 2002
(DOLLARS IN MILLIONS)	$	$	$	$	$
Earnings before income tax	1,103	175	944	2,638	731
Tax at current rate of 33%	364	58	312	871	241
Adjustments to taxation for permanent differences:					
Intercompany dividends	-	-	-	(229)	(164)
Write-down of goodwill and other AAPT assets	-	281	-	-	-
Gain on sale of brands	-	-	-	(707)	-
Gain on sale of subsidiary	-	-	-	-	(126)
Amortisation of goodwill	22	37	34	-	-
Other	5	(11)	(63)	5	(1)
Income tax expense/(credit)	**391**	**365**	**283**	**(60)**	**(50)**
The income tax expense/(credit) is represented by:					
Current taxation	345	312	287	(60)	(50)
Deferred taxation	50	62	(1)	-	-
Overprovided in prior years	(4)	(1)	(3)	-	-
Change in accounting policy	-	(8)	-	-	-
	391	**365**	**283**	**(60)**	**(50)**
Deferred income tax expense/(credit) results from the following:					
Depreciation	41	51	(6)	-	-
Provisions, accruals and other	7	4	1	-	-
Year 2000 expenditure	2	7	2	-	-
Restructuring provisions	-	-	2	-	-
	50	**62**	**(1)**	**-**	**-**

30 JUNE	TELECOM GROUP 2003	2002	PARENT COMPANY 2003	2002
(DOLLARS IN MILLIONS)	$	$	$	$
Current taxation:				
Balance at the beginning of the year	9	12	-	-
Total taxation (expense)/credit in the current year	(345)	(312)	60	50
Taxation paid	307	304	-	-
Supplementary dividend tax credit				
- previous year fourth quarter final	13	12	13	12
- first, second and third quarter interims	37	38	37	38
Transfers with subsidiary companies	-	-	(82)	(50)
Supplementary dividend tax credit offset with subsidiary companies	-	-	(52)	(50)
Over provided in prior year	10	5	-	-
Transfer from deferred taxation	(6)	(18)	-	-
Other	(16)	(32)	-	-
Prepaid income tax (see Note 9)/(tax payable)	9	9	(24)	-
Deferred taxation:				
Balance at the beginning of the year	(71)	(23)	-	-
Provided in the current year	(50)	(62)	-	-
Transfer to current taxation	6	18	-	-
Under provided in prior year	(6)	(4)	-	-
Change in accounting policy	-	8	-	-
Other	(6)	(8)	-	-
Deferred taxation	**(127)**	**(71)**	-	-
Deferred taxation balances consist of the following:				
Depreciation	(186)	(145)	-	-
Provisions, accruals and other	43	47	-	-
Year 2000 expenditure	-	2	-	-
Tax losses in overseas subsidiary	16	25	-	-
	(127)	**(71)**	-	-

In accordance with the Income Tax Act 1994, Telecom received tax credits from the Inland Revenue Department equivalent to the supplementary dividends paid. The Telecom Group has not recognised in its deferred taxation balance the tax effect of accumulated losses and timing differences in overseas subsidiaries amounting to $52 million at 30 June 2003 (30 June 2002: $78 million), based on the relevant corporation tax rate of the overseas subsidiary's country of residence. Obtaining the benefits of the deferred tax balance is dependent upon deriving sufficient assessable income, meeting conditions for deductibility and complying with relevant tax legislation.

NOTE 8 Short-term Investments

TELECOM GROUP 30 JUNE	2003	2002
(DOLLARS IN MILLIONS)	$	$
Short-term deposits	55	220
Government securities	9	10
	64	**230**

NOTE 9 Receivables and Prepayments

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
Trade receivables	670	822
Less allowance for doubtful accounts	(76)	(73)
	594	749
Unbilled rentals and tolls	240	216
Prepaid income tax (see Note 7)	9	9
Prepaid expenses and other receivables	86	137
	929	**1,111**

NOTE 10 Inventories

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
Maintenance materials and consumables	4	1
Goods held for resale	15	10
Revenue work in progress	9	12
Materials for self-constructed assets	16	18
	44	41
Less provision for inventory obsolescence	(2)	(7)
	42	**34**

NOTE 11 Long-term Investments

	TELECOM GROUP		PARENT COMPANY	
30 JUNE	2003	2002	2003	2002
(DOLLARS IN MILLIONS)	$	$	$	$
International telecommunications investments	14	18	-	-
Associate companies (see Note 23):				
Advances (see Note 22)	109	127	-	-
Shares in listed companies	356	359	356	359
Other long-term investments	468	362	-	-
Subsidiary companies (see Note 23):				
Shares	-	-	3,601	3,645
Term advances, net	-	-	3,871	1,418
	947	**866**	**7,828**	**5,422**

Other long-term investments include Telecom's 19.9% stake in Hutchison 3G Australia Limited of A$400 million at 30 June 2003 (30 June 2002: A$250 million).

Associate Company Investments

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
Cost of investment in associates	46	46
Opening balance of share of associates' equity	(46)	(45)
Share of associates' losses	-	(1)
Equity accounted value of the investment	-	-

Shares in Listed Companies

Telecom holds a 12% stake in Sky Network Television Limited ("Sky"). At 30 June 2003, based on the Sky share price of $4.35, the market value of Telecom's investment in Sky was $203 million (30 June 2002: $203 million, based on a share price of $4.35).

Telecom holds a 9% stake in Independent Newspapers Limited ("INL"). At 30 June 2003, based on the INL share price of $4.28, the market value of Telecom's investment in INL was $166 million (30 June 2002: $145 million based on a share price of $3.75).

At 30 June 2002, Telecom held a 2% stake in eVentures. This investment was liquidated in the current year.

NOTE 12 Intangibles

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
Goodwill	980	1,059
Spectrum licences	38	38
	1,018	**1,097**

Goodwill

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
Balance at beginning of year	1,059	1,878
Amortisation	(66)	(111)
Write-down (refer Note 4)	-	(593)
Other	(1)	-
Foreign currency translation adjustment	(12)	(115)
Balance at end of year	980	1,059
Goodwill balance is comprised of:		
Goodwill at cost	2,084	2,085
Accumulated amortisation	(950)	(884)
Accumulated foreign currency translation adjustments	(154)	(142)
Goodwill balance at end of year	**980**	**1,059**

NOTE 13 Fixed Assets

TELECOM GROUP (DOLLARS IN MILLIONS)	TELECOMMUNICATIONS EQUIPMENT $	FREEHOLD LAND $	BUILDINGS $	OTHER FIXED ASSETS $	TOTAL $
Cost	9,354	108	589	1,154	11,205
Capital work in progress	88	-	15	85	188
Less accumulated depreciation	(5,554)	-	(279)	(925)	(6,758)
Net book value at 30 June 2003	**3,888**	**108**	**325**	**314**	**4,635**
Depreciation expense 2003	595	-	20	139	754
Cost	8,995	110	607	1,050	10,762
Capital work in progress	180	-	17	83	280
Less accumulated depreciation	(5,123)	-	(281)	(812)	(6,216)
Net book value at 30 June 2002	**4,052**	**110**	**343**	**321**	**4,826**
Depreciation expense 2002	561	-	24	119	704

Values Ascribed to Land and Buildings

Telecom's properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network. The Directors estimate that the fair valuation of land and buildings (excluding properties designated for disposal) is approximately equivalent to their net book value as at 30 June 2003, taking into account their integral value to the network.

Included in land and buildings at 30 June 2003 are properties held for sale of $1 million (30 June 2002: $8 million).

Operating Leases

Included in telecommunications equipment at 30 June 2003 is equipment (principally customer premises equipment) leased to customers under operating leases with a cost of $461 million (30 June 2002: $392 million) together with accumulated depreciation of $334 million (30 June 2002: $299 million).

Included in buildings at 30 June 2003 are buildings on leasehold land with a cost of $11 million (30 June 2002: $18 million) together with accumulated depreciation of $3 million (30 June 2002: $3 million).

Finance Leases

Included in telecommunications equipment at 30 June 2003 are assets capitalised under finance leases with a cost of $1,330 million (30 June 2002: $1,409 million) and accumulated depreciation of $510 million (30 June 2002: $639 million). This amount includes capacity acquired from Southern Cross, with a cost of $370 million (30 June 2002: $274 million) and accumulated depreciation of $41 million (30 June 2002: $18 million) (refer Note 22).

Land Claims

Under the Treaty of Waitangi Act 1975, all interests in land included in the assets purchased from the New Zealand Government may be subject to claims to the Waitangi Tribunal, which has the power to recommend, in appropriate circumstances, with binding effect, that the land be resumed by the Government in order that it be returned to Maori claimants.

In the event that the Government resumes land, compensation will be paid to Telecom under the provisions of the Public Works Act 1981. If this is insufficient to cover the loss, certain additional compensation is payable under the provisions of the Sale and Purchase Agreement between the Company and the Government.

Under the State Owned Enterprises Act 1986, the Governor General of New Zealand, if satisfied that any land or interest in land held by Telecom is waahi tapu (being land of special spiritual, cultural or historical tribal significance), may declare by Order in Council that the land be resumed by the Government, with compensation payable to Telecom under the provisions of the Public Works Act 1981. Telecom would expect to negotiate with the new Maori owners for continued occupancy rights of any sites resumed by the Government.

NOTE 14 Accounts Payable and Accruals

TELECOM GROUP (DOLLARS IN MILLIONS)	30 JUNE	2003 $	2002 $
Trade accounts payable		730	896
Accrued personnel costs		92	93
Revenue billed in advance		74	77
Accrued interest		67	79
Other accrued expenses		20	85
		983	**1,230**

Parent Company

Accounts payable and accruals comprise tax payable, non-resident withholding tax and other sundry payable balances.

NOTE 15 Provisions

TELECOM GROUP (DOLLARS IN MILLIONS)	30 JUNE	2003 $	2002 $
Provision for close-down of CDMA rollout in Australia		-	5
		-	5

Close-down of CDMA rollout in Australia

During the year ended 30 June 2001, estimated costs of $56 million were identified in relation to the close-down of the Australian CDMA rollout, the majority of which relates to the cost of settling lease liabilities and other non-cancellable commitments. During the year ended 30 June 2002, costs of $51 million were charged against this provision. Costs of $5 million were charged against the provision in the year ended 30 June 2003.

NOTE 16 Debt Due Within One Year

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
Long-term debt maturing within one year (see Note 17):		
Bonds and other loans	434	581
	434	581
Short-term debt:		
Australian commercial paper	109	156
Other commercial paper	-	323
Notes	-	118
Other loans	3	-
	112	597
	546	1,178

The weighted average interest rates at 30 June 2003 were 4.87% for Australian commercial paper and 4.80% for other loans. The weighted average interest rates at 30 June 2002 (inclusive of the effects of hedging) were 4.84% for Australian commercial paper, 4.85% for other commercial paper and 5.85% for notes.

Australian commercial paper comprises amounts issued under the AAPT Finance Pty Limited A$800 million Commercial Paper and Medium Term Note Programme (guaranteed by AAPT Limited) and Telecom's A$1.5 billion Short Term Note and Medium Term Note Programme. Issues outstanding at 30 June 2003 and 30 June 2002 are denominated in Australian dollars.

Other commercial paper comprised amounts issued under Telecom's US$1 billion European Commercial Paper Programme and Telecom's $200 million Asian Commercial Paper Programme. Issues outstanding at 30 June 2002 were denominated in US dollars and are stated inclusive of the effect of hedging transactions.

Notes comprised amounts issued under Telecom's $500 million note facility.

Other loans consisted of short-term bank borrowings denominated in Australian dollars. As at 30 June 2003 Telecom had committed stand-by credit facilities of US$400 million with various major banks. Telecom also had committed overdraft facilities of $20 million with New Zealand banks and A$40 million with Australian banks. There are no material compensating balance requirements associated with these facilities.

None of Telecom's debt due within one year is secured.

NOTE 17 Long-term Debt

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
TeleBonds	419	448
Eurobonds	232	298
Euro Medium Term Notes	3,164	2,873
Swiss franc issue	-	150
Convertible Notes	300	300
Capital Notes	677	950
Other loans	2	25
	4,794	5,044
Less unamortised discount	(28)	(29)
	4,766	5,015
Less long-term debt maturing within one year (see Note 16)	(434)	(581)
	4,332	**4,434**
Schedule of Maturities:		
Due 1 to 2 years (8.44%*)	809	434
Due 2 to 3 years (7.45%*)	543	806
Due 3 to 4 years (8.52%*)	702	554
Due 4 to 5 years (7.00%*)	617	700
Due over 5 years (8.00%*)	1,661	1,940
Total due after one year (7.96%*)	4,332	4,434

(*weighted average effective interest rate for Telecom Group - includes the effect of hedging transactions, see Note 19)

None of Telecom's long-term debt is secured.

TeleBonds

TCNZ Finance Limited, a subsidiary of the Company, has issued bonds ("TeleBonds") to institutional and retail investors. These have been issued as income, compounding, or zero coupon bonds. TeleBonds have interest rates ranging from 6.25% to 9.60% and maturity dates between April 2004 and April 2016.

Eurobonds

Eurobonds are issued by TCNZ Finance Limited and have the following interest rates and maturity dates:

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
9.25% due 1 July 2002	-	66
7.5% due 14 July 2003	82	82
6.75% due 11 October 2005	150	150
	232	298

Eurobonds issued with a maturity of 11 October 2005 are denominated in US dollars. A cross currency interest rate swap has been entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rate for the issue is 8.44%. All other issues are denominated in NZ dollars.

Euro Medium Term Notes

TCNZ Finance Limited launched a US$1 billion Euro Medium Term Note ("EMTN") programme in March 2000. In May 2001 the programme was increased to US$2 billion. Both public debt transactions and private placements can be issued under the programme.

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
5.5% due 19 April 2005, euro denominated	769	769
6.0% due 14 March 2006, GBP denominated	332	332
1.85% due 5 June 2007, yen denominated	412	412
6.125% due 12 December 2008, GBP denominated	690	690
6.75% due 14 December 2011, USD denominated	553	559
5.625% due 14 May 2018, GBP denominated	346	-
Various private placements	62	111
	3,164	2,873

The private placements are denominated in yen and have interest rates ranging from 0.3% to 2.0% with maturity dates ranging from 24 May 2004 to 8 June 2009.

Cross currency and interest rate swaps have been entered into to manage the EMTN's currency and interest rate risk exposures. The effective interest rates range from 6.42% to 9.06%.

Swiss Franc Issue

A Swiss Franc Bond was issued by TCNZ Finance Limited with the following interest rate and maturity date:

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
3.25% due 27 May 2003	-	150

Cross currency and interest rate swaps were entered into to manage the currency and interest rate risk exposure. The effective NZ dollar interest rate for this issue was 8.07%. It was repaid on 27 May 2003.

Convertible Notes

In May 2001, Telecom New Zealand Finance Limited, a Telecom financing subsidiary, issued NZ dollar denominated convertible notes for an aggregate principal amount of $300 million. The notes were issued for a term of seven years and pay a fixed coupon of 5.4%. The notes mature in 2008, at which point the holder can elect to either have the notes redeemed in cash or converted into ordinary shares in the Company at a conversion rate of $8.275 per share, equating to 36 million ordinary shares. These notes are subordinated to other indebtedness of Telecom and rank equally with Capital Notes.

Capital Notes

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
Various NZ dollar TeleNotes	421	438
6.50% due 10 February 2008 Restricted Capital Securities	256	256
6.25% due 10 February 2003 Restricted Capital Securities	-	256
	677	950

TCNZ Finance Limited ("the Issuer"), Telecom's main financing subsidiary, has issued long-term fixed interest unsecured subordinated capital notes ("TeleNotes").

TeleNotes are issued for an initial term at the end of which the Issuer can, at its sole discretion, redeem the TeleNotes including any unpaid interest for cash, offer investors the option of continuing to hold the Tele-Notes for a new term and at a new yield, or redeem them including any unpaid interest by subscribing for and procuring the issue of ordinary shares in the Company to the noteholders at a price equivalent to 90% of the average closing price of the Company's shares in the 10 business days preceding the election date.

An initial issue was completed in May 1997 in the New Zealand market for an aggregate principal amount of face value $275 million. The TeleNotes were issued for an initial term of approximately seven years and with a fixed coupon of 8.5%. Further issues were made between May 1997 and September 1997 for an aggregate principal amount of face value $169 million for initial terms of approximately five to nine years and with fixed coupons ranging from 7.05% to 8.50%. In February 1998, $6 million of TeleNotes were repurchased by the issuer. In September 2002, $17 million of TeleNotes reached the end of their initial term, and were redeemed for cash. TeleNotes with a total face value of $421 million remain on issue.

In February 1998, Telecom New Zealand Finance Limited issued to certain qualified institutional buyers in the United States, under an Offering Memorandum pursuant to US SEC Rule 144A, an aggregate principal amount of face value US$150 million 6.25% Restricted Capital Securities and US$150 million 6.5% Restricted Capital Securities for an initial term of five and ten years respectively. The US$150 million 6.25% Restricted Capital Securities were redeemed for cash in the current year.

Telecom entered into cross currency interest rate swaps to convert the proceeds of each US$150 million issue into NZ$256 million. The effective interest rate for the remaining US$150 million 6.5% Restricted Capital Securities ten year issue is 8.14%. The Restricted Capital Securities rank pari passu with the TeleNotes issued in New Zealand and are similar in all material respects.

Other Loans

Other loans have interest rates ranging from 1.0% to 2.74% and maturity dates between July 2003 and June 2007.

NOTE 18 Equity

Kiwi Share

A special rights convertible preference share (the "Kiwi Share") was created on 11 September 1990 and is registered in the name of, and may only be held by, the Minister of Finance on behalf of the Crown. The consent of the holder of the Kiwi Share is required for the amendment, removal or alteration of the effect of certain provisions of the Company's Constitution which was adopted upon re-registration on 27 September 1996 under the Companies Act 1993. The Company's Constitution also contains provisions that require Telecom to observe certain principles relating to the provision of telephone services and their prices, and that require the consent of the holder of the Kiwi Share and the Board of Telecom for a person to become the holder of an interest in 10% or more of the voting shares in Telecom. The holder of the Kiwi Share is not entitled to vote at any meetings of the Company's shareholders nor participate in the capital or profits of the Company, except for repayment of $1 of capital upon a winding up. The Kiwi Share may be converted to an ordinary share at any time by the holder thereof, at which time all rights and powers attached to it will cease to have any application.

Contributed Capital

Movements in the Company's issued ordinary shares were as follows:

TELECOM GROUP 30 JUNE (DOLLARS IN MILLIONS)	2003 Number	2003 Value $	2002 Number	2002 Value $
Shares at the beginning of the year	1,873,408,127	1,562	1,856,794,360	1,482
Shares issued under the dividend reinvestment plan	31,673,764	145	16,301,970	79
Shares issued under the restricted share scheme	181,557	1	286,139	1
Shares issued under the Australian executive option scheme	29,197	-	25,658	-
Issue of new shares upon exercise of options	33,675	-	-	-
Shares at the end of the year	1,905,326,320	1,708	1,873,408,127	1,562

Each of the ordinary shares confers on the holder the right to vote at any general meeting of the Company except that the Company's Constitution provides for certain restrictions on voting, including where a holder holds more than 10% of the ordinary shares in breach of shareholding limitations.

Foreign Currency Translation Reserve

Movements in Telecom's foreign currency translation reserve are reconciled below:

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
Balance at beginning of year	(203)	(12)
Net exchange difference on translation of independent overseas subsidiaries	(73)	(253)
Hedge of net investment in an independent overseas subsidiary	50	92
Tax effect of hedge of net investments	(17)	(30)
Total movement for year	(40)	(191)
Balance at end of year	**(243)**	**(203)**

Telecom Incentive Schemes

Telecom has operated a share option scheme since 1994. During the year ended 30 June 2002, Telecom also established the Telecom Restricted Share Scheme and Telecom Australian Executive Option Scheme.

Telecom Share Option Scheme

Telecom has operated an executive share option scheme whereby certain key executives are granted a number of options to purchase ordinary shares in the Company. During the year ended 30 June 2002 the scheme was expanded to give both key executives and senior employees the option to participate in the scheme. Each option granted will convert to one ordinary share on exercise (provision is made for adjustment in certain circumstances).

A participant may exercise their options (subject to employment conditions) any time during a prescribed period commencing at least one year from the date on which the options are conferred. Options have been issued with a maximum term of six years. New ordinary shares will be issued in accordance with the Constitution upon the exercise of options. The price payable on exercise will be equivalent to the average daily closing price of Telecom shares reported on the New Zealand Exchange for the business days in the month immediately preceding the date on which options are granted (subject to adjustment if the shares traded "cum dividend"). The options granted are determined by a committee of Telecom's Board pursuant to the share option scheme.

Information regarding options granted under the share option scheme is as follows:

	Option price* $	Number of options
As at 30 June 2001	7.30	11,336,122
Granted	4.72	12,694,320
Lapsed	5.94	(3,312,680)
As at 30 June 2002	5.94	20,717,762
Granted	4.92	14,514,314
Exercised	4.70	(33,675)
Lapsed	5.98	(4,848,123)
As at 30 June 2003	5.33	30,350,278

* Weighted average

Period Granted	OPTIONS OUTSTANDING				OPTIONS CURRENTLY EXERCISABLE	
	Options outstanding	Price range $	Price* $	Remaining life* (years)	Options exercisable	Price* $
1 April 1997 - 31 March 1998	259,152	7.93 - 8.42	7.96	0.6	259,152	7.96
1 April 1998 - 31 March 1999	921,937	7.85 - 9.17	8.40	1.1	921,937	8.40
1 April 1999 - 30 June 1999	1,804,328	8.12	8.12	1.8	1,804,328	8.12
1 July 1999 - 30 June 2000	380,687	7.87 - 8.54	8.32	2.3	380,687	8.32
1 July 2000 - 30 June 2001	3,987,761	5.19 - 7.86	6.29	2.9	3,761,673	6.60
1 July 2001 - 30 June 2002	9,609,959	4.70 - 6.19	4.72	4.2	2,445,733	4.72
1 July 2002 - 30 June 2003	13,386,454	4.43 - 5.27	4.91	5.1	16,063	5.27
	30,350,278				9,589,573	

* Weighted average

Telecom Restricted Share Scheme

In September 2001 the Telecom Restricted Share Scheme ("RSS") was introduced for selected executives and senior employees of the Group. Under the RSS, Company shares are issued to Telecom Trustee Limited, a Telecom subsidiary, and purchased by participants using funds lent to them by the Company and held on their behalf by Telecom Trustee Limited.

The length of retention period before awards vest is flexible. Awards may vest in annual tranches. The price for each share is the average end of day market price of Telecom shares on the New Zealand Exchange for the days on which the Exchange is open for trading in the month immediately preceding the date on which the share is allocated. If the individual is still employed by the Group at the end of the specified period, the employee is given a cash bonus which must be used to repay the loan, the shares are then transferred to the individual. The balance of the loans owing to the Group at 30 June 2003 is $2 million (30 June 2002: $1 million). The shares awarded are determined by a committee of the Board of Directors pursuant to the RSS.

Information regarding shares awarded under the RSS is shown in the table on the right.

	Number of shares
As at 30 June 2001	-
Awarded pursuant to RSS	344,757
Lapsed	(58,618)
Unvested shares at 30 June 2002	286,139
Awarded pursuant to RSS	197,045
Lapsed	(25,519)
Vested	(7,891)
Unvested shares at 30 June 2003	449,774
Percentage of total ordinary shares	0.02%

Telecom Australian Executive Option Scheme

The Telecom Australian Executive Option Scheme ("AEOS") was introduced for selected executives and senior employees of the Group in September 2001. Under the scheme, participants are granted the option to purchase company shares at a strike price of $nil. Under the AEOS the exercise date and lapse date of each option is variable. Except under special circumstances, the options will be exercisable at the end of a specified period only if the individual is still employed by the Group. The options granted are determined by a committee of the Board of Directors pursuant to the AEOS.

Information regarding options granted under the AEOS is shown in the table on the right and on the following page.

	Option price $	Number of options
As at 30 June 2001		-
Granted	Nil	361,535
Exercised	Nil	(25,658)
Lapsed	Nil	(61,377)
As at 30 June 2002	Nil	274,500
Granted	Nil	262,899
Exercised	Nil	(29,197)
Lapsed	Nil	(81,678)
As at 30 June 2003	Nil	426,524

Telecom Australian Executive Option Scheme - continued

Period Granted	Options outstanding	Price $	Remaining life* (years)	Options exercisable	Price $
	OPTIONS OUTSTANDING			OPTIONS CURRENTLY EXERCISABLE	
1 July 2001 - 30 June 2002	179,311	Nil	1.3	-	-
1 July 2002 - 30 June 2003	247,213	Nil	2.2	-	-
	426,524			-	

* Weighted average

Dividends

Dividends declared and provided by the Company are as follows:

TELECOM GROUP (DOLLARS IN MILLIONS) YEAR ENDED 30 JUNE	2003 $	2002 $	2001 $
Previous year fourth quarter dividend paid	94	93	-
Supplementary dividend	13	13	-
First quarter dividend paid	94	93	88
Supplementary dividend	13	13	10
Second quarter dividend paid	94	93	88
Supplementary dividend	13	12	11
Third quarter dividend paid	94	94	93
Supplementary dividend	13	12	13
Total dividends	428	423	303
Fourth quarter dividend declared subsequent to balance date not provided for (see Note 27)	95	94	93
Dividends per share (including dividends declared but not provided for, but excluding supplementary dividends)	20.0 cents	20.0 cents	20.0 cents

Telecom receives an equivalent tax credit from the Inland Revenue Department for the amount of supplementary dividends paid.

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan in the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the year ended 30 June 2003, 31,673,764 shares with a total value of $145 million were issued in lieu of a cash dividend (30 June 2002: 16,301,970 shares and $79 million). This amount is excluded from dividends paid in the Statement of Cash Flows.

NOTE 19 Financial Instruments and Risk Management

Interest Rate and Currency Risk

Telecom employs the use of derivative financial instruments to reduce its exposure to fluctuations in interest rates and foreign exchange rates. Telecom effectively monitors the use of derivative financial instruments through the use of well-defined market and credit risk limits and timely reports to senior management.

The majority of Telecom's long-term debt has been issued in foreign currencies. Telecom enters into cross currency interest rate swaps to convert issue proceeds into a floating rate New Zealand dollar or Australian dollar exposure. New Zealand and Australian dollar interest rate swaps are used to convert floating rate exposure into fixed rate exposure where it is considered appropriate. As a result of these hedging activities the majority of Telecom's long-term debt is subject to fixed interest rates.

Telecom enters into forward exchange contracts to protect it from the risk that the eventual New Zealand dollar net cash flows resulting from purchases from foreign suppliers and short-term foreign currency borrowings will be adversely affected by changes in exchange rates. Forward exchange contracts are also used to maintain an appropriate level of assets and liabilities in particular currencies.

The notional principal or contract amounts outstanding are as follows:

TELECOM GROUP (DOLLARS IN MILLIONS)	30 JUNE MATURITIES	2003 $	2002 $
Cross currency interest rate swaps	2004-2018	3,570	3,687
Interest rate swaps	2003-2011	3,108	3,345
Forward exchange contracts	2003-2005	1,474	2,061

The notional amounts of interest rate swaps do not represent amounts exchanged by the parties, and therefore, are not a direct measure of the exposure of Telecom through its use of derivative financial instruments. The amounts exchanged are calculated on the basis of the notional principal amounts and the other terms of the instruments, which relate to interest rates.

Parent Company

The Parent Company had no derivative contracts outstanding at 30 June 2003 and 2002.

Concentration of Credit Risk

In the normal course of its business, Telecom incurs credit risk from trade receivables and transactions with financial institutions. Telecom has a credit policy, which is used to manage this exposure. As part of this policy, limits on exposures with counterparties have been set and approved by the Board of Directors and are monitored on a regular basis.

Telecom has certain derivative transactions that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral to support mark-to-market valuation differences. No collateral has been posted by Telecom or any counterparty in the year ended 30 June 2003.

Financial instruments which potentially subject Telecom to credit risk consist principally of cash, short-term investments, advances to associate companies, trade receivables and various off-balance sheet instruments. Telecom places its cash, short-term investments and off-balance sheet hedging instruments with high credit quality financial institutions and sovereign bodies and limits the amount of credit exposure to any one financial institution. Telecom has no significant concentrations of credit risk in respect of any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers included in Telecom's customer base.

Fair Values of Financial Instruments

The estimated fair values of Telecom's financial instruments, which differ from the carrying values, are as follows:

TELECOM GROUP — 30 JUNE	2003		2002	
	Carrying value	Fair value	Carrying value	Fair value
(DOLLARS IN MILLIONS)	$	$	$	$
Applicable financial instruments on the balance sheet:				
Long-term investments - shares in listed companies	356	369	359	350
Long-term debt (see Note 17)	(4,766)	(4,746)	(5,015)	(5,187)
Financial instruments with off-balance sheet risk:				
Interest rate swaps	(15)	(247)	(16)	(112)
Cross currency interest rate swaps	14	(193)	27	171
Foreign currency forward exchange contracts	(15)	(28)	15	18

In addition to the above carrying value of long-term debt, accrued interest payable of $90 million (30 June 2002: $111 million) is recorded in the Statement of Financial Position.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash, Short-Term Investments, Bank Overdraft, Short-Term Debt, Receivables and Prepayments, Accounts Payable and Accruals

The carrying amounts of these balances are approximately equivalent to their fair value and therefore they are excluded from the table shown above.

Long-Term Investments

The fair value of shares in listed companies is based on quoted market prices for these securities.

It was not practicable to estimate fair values of the remaining long-term investments as there are no quoted market prices for these or similar investments.

Long-Term Debt

The fair value of long-term debt is calculated based on market prices for interest rate swaps with similar maturities plus a credit margin to reflect the rates available to Telecom for similar debt securities. The fair value of Convertible Notes also includes an estimate of the value of the embedded option to convert the notes to ordinary shares.

Cross Currency Interest Rate Swaps, Interest Rate Swaps and Forward Exchange Contracts

The fair values are estimated on the basis of the quoted market prices of these instruments.

The carrying value of the cross currency interest rate swaps and interest rate swaps represents the accrued interest and unamortised discount on these instruments.

Repricing Analysis

The following table indicates the effective interest rates, the earliest period in which recognised financial instruments reprice and the extent to which these factors have been modified by off-balance sheet financial instruments. This information provides a basis for the evaluation of the interest rate risk to which Telecom is exposed in the future.

(DOLLARS IN MILLIONS)	Weighted effective interest rate	Within 1 year $	1-2 years $	2-3 years $	3-4 years $	4-5 years $	Greater than 5 years $	Total $
Financial assets:								
Cash balances	4.71%	120	-	-	-	-	-	120
Investments	2.35%	173	-	-	-	-	-	173
Financial liabilities:								
Debt	7.91%	(546)	(809)	(543)	(702)	(617)	(1,661)	(4,878)
Off-balance sheet instruments:								
Interest rate swaps		2,890	(490)	(751)	(150)	(255)	(1,244)	-
Cross currency interest rate swaps		(3,401)	770	332	412	256	1,631	-
30 June 2003 repricing profile		(764)	(529)	(962)	(440)	(616)	(1,274)	(4,585)
30 June 2002 repricing profile		(1,083)	(654)	(526)	(743)	(438)	(1,729)	(5,173)

NOTE 20 Commitments

Operating Leases

Minimum rental commitments for all non-cancellable operating leases (excluding amounts provided in respect of Australian CDMA lease commitments) are:

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $
Payable within 1 year	51	61
Payable within 1-2 years	42	51
Payable within 2-3 years	33	37
Payable within 3-4 years	19	23
Payable within 4-5 years	17	15
Payable thereafter	46	63
	208	250

Finance Leases

At 30 June 2003 and 2002, Telecom had no remaining commitments in respect of capitalised finance leases.

Capital Commitments

At 30 June 2003, capital expenditure amounting to $57 million (30 June 2002: $85 million) had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets. In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Telecom has commitments to acquire Southern Cross capacity of US$28 million due in the year ending 30 June 2004 and US$11 million in the year ending 30 June 2005.

NOTE 21 Contingencies

Contingent Assets

Telecommunications Service Obligation Receivable

In accordance with the Telecommunications Act 2001 ("the Act") Telecom's costs of meeting the Telecommunications Service Obligation ("TSO") are to be shared between industry participants.

Telecom has been entitled to receive from other industry participants a contribution towards the TSO costs since 20 December 2001.

At 30 June 2002, the amount that Telecom would receive as a contribution to its TSO costs was uncertain, as it was yet to be determined by the Commerce Commission through the process specified in the Act. Accordingly, no receivable was recognised in the Statement of Financial Position at 30 June 2002.

A draft determination has since been provided by the Commerce Commission. Accordingly, at 30 June 2003 Telecom has recognised a receivable of $22 million based on the draft determination. This covers the period from 20 December 2001 to 30 June 2003.

Contingent Liabilities

Lawsuits and Other Claims

In April 2000, CallPlus Limited, Attica Communications Limited and Free Internet Access Limited issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. The plaintiffs seek injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Land Claims

As previously stated in Note 13, interests in land included in fixed assets purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be waahi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to the Company by the Government and/or by the Company to its subsidiary companies. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

Financial Instruments

There are contingent liabilities in respect of outstanding contracts for the sale and purchase of foreign currencies, cross currency interest rate swaps, interest rate swaps, interest rate options and foreign currency options. No significant losses are anticipated in respect of these matters.

AAPT had issued bank guarantees totalling A$1 million as at 30 June 2003 (30 June 2002: A$1 million).

Contingent Credit Support

Southern Cross restructured its senior debt facility on 30 April 2003 to better align debt repayments with anticipated future cash flows, extend maturity and provide additional financial flexibility.

As part of this restructured facility Telecom has provided contingent credit support for up to US$106 million in favour of the senior bank syndicate. The contingent credit support exposure will reduce as further market sales are made and applied towards the repayment of the senior debt.

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote.

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, indebtedness of TCNZ Finance Limited amounting to $3,866 million (30 June 2002: $3,939 million) under a guarantee dated 27 May 1997 and trust deeds dated 25 October 1988, 3 April 1992, 17 March 2000, 18 December 2000 and 11 May 2001, together with subsequent supplemental trust deeds and interest thereon. The Parent Company has issued further guarantees in relation to commercial paper and other treasury activities of TCNZ Finance Limited. The Parent Company has also provided intercompany guarantees to Telecom New Zealand Limited.

NOTE 22 Related Party Transactions

Interest of Directors in Certain Transactions

Certain Directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business. A number of Telecom's Directors are also non-executive Directors of other companies, some of which include banking institutions involved in the provision of banking facilities to Telecom. At 30 June 2003 banking institutions with cross-directorships were the Australia and New Zealand Banking Group Limited, ANZ Banking Group, Westpac (NZ) Investments Limited and the Commonwealth Bank of Australia. Banking and financing transactions undertaken with these entities have been entered into on an arm's-length commercial basis.

Russell McVeagh, of which John King was a partner until April 2002 and is now a consultant, provides legal services to Telecom from time to time on an arm's-length commercial basis.

Telecom has in previous years used the consulting services of Tyler & Company, of which Michael Tyler is Managing Director. No consulting services have been provided in the current year (2002: $865,000; 2001: $1,192,000). There was no balance owing to Tyler & Company at the end of the previous financial years.

In May 2001, Telecom sold its Mobile Radio business (including Fleetlink and trunked mobile radio) to TeamTalk Limited. At the time of sale, Active Equities Limited, of which Patsy Reddy (a Telecom Director) is a shareholder and Director, held approximately 62% of TeamTalk. Telecom acquired 19.9% of TeamTalk subsequent to the sale of the Mobile Radio business. At 30 June 2003 Telecom sold its shareholding to TeamTalk at book value.

Advances to Associate Companies

As at 30 June 2003 Telecom had made long-term shareholders' advances of US$64 million (NZ$109 million) including accrued interest, to Southern Cross Cables Holdings Limited at an interest rate of Libor + 0.75% (30 June 2002: US$62 million, NZ$127 million). These advances are due for repayment the earlier of:

(i) 181 days after the maturity of Southern Cross' senior bank debt (which is presently scheduled for 28 April 2008).

(ii) 181 days after Southern Cross' outstanding obligations to its senior banks have been repaid in full.

AAPT has made an interest-free advance of A$115 to AOL|7 Pty Limited ("AOL|7") (formerly AOL Australia Pty Limited). This amount is not expected to be recoverable and accordingly was written down to zero at 30 June 2002 (refer Note 4).

Other Transactions with Associate Companies

The Group provides Internet and communications services to AOL|7 and provides network operations and management services to Southern Cross in respect of its operations in New Zealand. The Group has also derived revenue from Southern Cross for the construction of network facilities in New Zealand. The Group also makes operations and maintenance payments to Southern Cross in connection with capacity it has purchased on Southern Cross. Balances in respect of these transactions with associate companies are set out in the table below. The Group has also acquired capacity in Southern Cross under finance leases (refer Note 13).

TELECOM GROUP	YEAR ENDED 30 JUNE	2003	2002	2001
(DOLLARS IN MILLIONS)		$	$	$
Revenue from associates		31	31	33
Expenses to associates		(16)	(15)	(6)

	30 JUNE	2003	2002
(DOLLARS IN MILLIONS)		$	$
Receivables from associates		4	1
Payables to associates		(1)	-

Dividends received from associate companies are disclosed in Note 2.

Parent Company

The Parent Company's transactions with subsidiary companies are set out in Notes 2 and 6. Amounts due from subsidiary companies are for no fixed term and are at an interest rate of 6.0%.

Amounts due to subsidiary companies are for no fixed term and are at a weighted average interest rate of 7.24% at 30 June 2003 (30 June 2002: 6.47%).

Included within investments in subsidiary companies (see Note 11) at 30 June 2003 are net term loans of $3,871 million (30 June 2002: $1,418 million) advanced to subsidiary companies. These term loans have interest rates ranging between 0% and 10% (30 June 2002: 0% and 9.8%).

Note 23 Subsidiary and Associate Companies

At 30 June 2003, the significant companies of the Telecom Group and their activities were as follows:

	Country of incorporation	Interest held	Principal activity
SUBSIDIARY COMPANIES			
Telecom New Zealand Limited	New Zealand	100%	Provides local, national, international and value-added telephone and data services.
Telecom Mobile Limited	New Zealand	100%	Provides cellular and other mobile telecommunications services.
Telecom Directories Limited	New Zealand	100%	Publishes telephone directories.
Xtra Limited	New Zealand	100%	Internet Service Provider.
Telecom Retail Holdings Limited	New Zealand	100%	Retailer of telecommunications products and services.
Telecom IP Limited	New Zealand	100%	Owns group intellectual property.
Telecom Cook Islands Limited	Cook Islands	60%	Provides telecommunications services in the Cook Islands.
Telecom Samoa Cellular Limited	Western Samoa	90%	Provides cellular telecommunications services.
TCNZ (UK) Investments Limited	United Kingdom	100%	A group finance company.
TCNZ (United Kingdom) Securities Limited	United Kingdom	100%	A group finance company.
TCNZ Finance Limited	New Zealand	100%	A group finance company.
Telecom Investments Limited	New Zealand	100%	A group finance company.
Telecom New Zealand Finance Limited	New Zealand	100%	A group finance company.
TCNZ Financial Services Limited	New Zealand	100%	A group finance company.
Telecom Enterprises Limited	New Zealand	100%	A holding company.
Telecom Wellington Investments Limited	New Zealand	100%	A holding company.
Telecom Pacific Limited	New Zealand	100%	A holding company.
TCNZ Australia Investments Pty Limited	Australia	100%	A holding company.
Telecom Southern Cross Limited	New Zealand	100%	A holding company.
TCNZ (Bermuda) Limited	Bermuda	100%	A holding company.
Telecom Southern Cross Finance Limited	Bermuda	100%	A group finance company.
Telecom New Zealand International Australia Pty Limited	Australia	100%	Provides international wholesale telecommunications services.
TCNZ Australia Pty Limited	Australia	95%	Provides outsourced telecommunications services.
Telecom New Zealand Japan Kabushiki Kaisha	Japan	100%	Provides international wholesale telecommunications services.
Telecom New Zealand UK Limited	United Kingdom	100%	Provides international wholesale telecommunications services.
Telecom New Zealand (UK) Licences Limited	United Kingdom	100%	Holds United Kingdom telecommunications licences.
Telecom New Zealand USA Limited	United States	100%	Provides international wholesale telecommunications services.
AAPT Limited	Australia	100%	Provides value-added telecommunications services.
AAPT Mobile Limited	Australia	100%	Provides mobile telecommunications services.
Connect Internet Solutions Pty Limited	Australia	100%	Internet Service Provider.
Commerce Solutions Limited	Australia	100%	Provides e-commerce solutions.
ASSOCIATE COMPANIES			
Pacific Carriage Holdings Limited	Bermuda	50%	A holding company.
Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company.
AOL|7 Pty Limited	Australia	33%	Internet Service Provider.
Aurora Energy AAPT Pty Limited	Australia	33%	Telecommunications services provider.

The financial year-end of all significant subsidiaries and associates is 30 June.

NOTE 24 Segmental Reporting

Geographic Segments

Disclosure of revenues, earnings before interest and taxation, fixed assets and total assets on a geographical basis is set out below. Intersegment sales are priced on an arm's-length basis.

TELECOM GROUP AS AT AND FOR THE YEAR ENDED 30 JUNE 2003 (DOLLARS IN MILLIONS)	NEW ZEALAND OPERATIONS $	AUSTRALIAN OPERATIONS $	OTHER OPERATIONS $	ELIMINATIONS $	CONSOLIDATED $
Operating revenue					
External customers	3,652	1,466	73	-	5,191
Internal customers	-	-	-	-	-
Total revenue	3,652	1,466	73	-	5,191
Earnings before interest and taxation	1,499	24	24	(51)	1,496
Segment fixed assets	3,674	900	61	-	4,635
Segment total assets	4,796	1,499	892	568	7,755

TELECOM GROUP AS AT AND FOR THE YEAR ENDED 30 JUNE 2002 (DOLLARS IN MILLIONS)	NEW ZEALAND OPERATIONS $	AUSTRALIAN OPERATIONS $	OTHER OPERATIONS $	ELIMINATIONS AND ABNORMAL ITEMS $	CONSOLIDATED $
Operating revenue					
External customers	3,615	1,855	67	-	5,537
Internal customers	-	3	-	(3)	-
Total revenue	3,615	1,858	67	(3)	5,537
Earnings before interest and taxation	1,465	40	22	(940)	587
Segment fixed assets	3,784	967	75	-	4,826
Segment total assets	4,886	1,553	1,411	396	8,246

Industry Segments

Results are reported for six operating segments, being the Group's main areas of operations and a corporate amount containing revenues and costs not allocated to the operating segments. Disclosure of revenues, earnings before interest and tax ("segment result") and total assets on an operating segment basis is set out below. Intersegment sales are priced on an arm's-length basis.

AS AT AND FOR THE YEAR ENDED 30 JUNE 2003

TELECOM GROUP (DOLLARS IN MILLIONS)	NZ WIRELINE $	NZ MOBILE $	INTERNATIONAL $	INTERNET AND DIRECTORIES SERVICES $	AUSTRALIAN CONSUMER $	AUSTRALIAN BUSINESS AND INTERNET $	CORPORATE $	ELIMINATIONS AND ABNORMAL ITEMS $	TOTAL $
Operating revenue									
External customers	2,587	617	203	341	671	765	7	-	5,191
Internal customers	221	161	168	4	22	30	-	(606)	-
Total revenue	2,808	778	371	345	693	795	7	(606)	5,191
Segment result	1,325	138	45	145	8	9	(174)	-	1,496
Segment total assets	3,092	909	401	663	518	1,062	2,252	(1,142)	7,755

AS AT AND FOR THE YEAR ENDED 30 JUNE 2002

TELECOM GROUP (DOLLARS IN MILLIONS)	NZ WIRELINE $	NZ MOBILE $	INTERNATIONAL $	INTERNET AND DIRECTORIES SERVICES $	AUSTRALIAN CONSUMER $	AUSTRALIAN BUSINESS AND INTERNET $	CORPORATE $	ELIMINATIONS AND ABNORMAL ITEMS $	TOTAL $
Operating revenue									
External customers	2,545	588	285	304	880	897	38	-	5,537
Internal customers	247	173	215	4	38	14	-	(691)	-
Total revenue	2,792	761	500	308	918	911	38	(691)	5,537
Segment result	1,207	133	99	110	61	(17)	(144)	(862)	587
Segment total assets	3,142	855	537	179	483	991	3,747	(1,688)	8,246

NOTE 25 Reconciliation of Net Earnings/(Loss) Attributable to Shareholders to Net Cash Flows from Operating Activities

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	TELECOM GROUP 2003 $	2002 $	2001 $	PARENT COMPANY 2003 $	2002 $
Net earnings/(loss) attributable to shareholders	709	(188)	643	2,698	781
Adjustments to reconcile net earnings/(loss) to net cash flows from operating activities:					
Depreciation and amortisation	820	815	722	-	-
Bad and doubtful accounts	56	60	58	-	-
Deferred income tax	56	49	(1)	-	-
Share of losses of associate companies	-	1	18	-	-
Minority interests in profits of subsidiaries	3	(3)	-	-	-
Abnormal revenues and expenses	-	862	268	-	-
Gain on sale of brands	-	-	-	(2,141)	-
Other	-	(23)	(22)	(1)	(383)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:					
Decrease/(increase) in accounts receivable and related items	133	(105)	(222)	-	-
(Increase)/decrease in inventories	(6)	4	1	-	-
Increase/(decrease) in current taxation	29	8	108	(60)	(50)
(Decrease)/increase in provisions	(5)	(51)	(5)	-	-
(Decrease)/increase in accounts payable and related items	(229)	(78)	190	21	1
Net cash flows from operating activities	**1,566**	**1,351**	**1,758**	**517**	**349**

NOTE 26 Imputation Credit Account

Dividends paid by New Zealand resident companies may include imputation credits representing the taxation already paid by the Company on the profits distributed. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credit attached to dividends. Overseas shareholders in general are not entitled to claim the benefit of any imputation credit. Overseas shareholders may benefit from supplementary dividends. The movements in the imputation credit accounts are detailed below:

	TELECOM GROUP			PARENT COMPANY	
YEAR ENDED 30 JUNE	2003	2002	2001	2003	2002
(DOLLARS IN MILLIONS)	$	$	$	$	$
Balance (credit) at the beginning of the year	(152)	(9)	(3)	(8)	(2)
New Zealand income tax paid	(291)	(278)	(180)	-	-
Imputation credits attached to dividends received	(2)	(2)	(1)	(134)	(140)
Imputation credits attached to dividends paid	137	137	175	134	134
Balance (credit) at the end of the year	(308)	(152)	(9)	(8)	(8)

NOTE 27 Significant Events After Balance Date

Declaration of Dividend

On 4 August 2003, the Board of Directors approved the payment of a fourth quarter dividend of $95 million, representing 5 cents per share. In addition, a supplementary dividend totalling $13 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 28 Quarterly Financial Information (Unaudited)

	Operating revenues	Abnormal expenses	EBITDA*	Earnings/(deficit) before interest and taxation	Net earnings/ (loss) attributable to shareholders	Net earnings/ (loss) per share
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	$	$	$	$	$	$
Quarter ended:						
30 September 2002	1,306	-	541	340	146	0.078
31 December 2002	1,299	-	547	341	155	0.083
31 March 2003	1,292	-	610	407	197	0.104
30 June 2003	1,294	-	618	408	211	0.111
Year ended 30 June 2003	5,191	-	2,316	1,496	709	0.376
Quarter ended:						
30 September 2001	1,406	-	537	339	151	0.081
31 December 2001	1,439	-	564	360	161	0.087
31 March 2002	1,365	-	573	366	168	0.090
30 June 2002	1,327	(862)	(272)	(478)	(668)	(0.357)
Year ended 30 June 2002	5,537	(862)	1,402	587	(188)	(0.101)

* Earnings before Interest, Taxation, Depreciation and Amortisation

Earnings/(loss) per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total annual earnings/(loss) per share.

NOTE 29 Summary of Differences Between NZ GAAP and US GAAP

The consolidated financial statements are prepared under generally accepted accounting practice ("GAAP") applicable to New Zealand ("NZ") which differs in certain respects from that applicable in the United States ("US") as summarised below. A more detailed discussion of significant differences between NZ GAAP and US GAAP applicable to our consolidated financial statements, as well as other required US GAAP disclosures, is provided in Note 29 of our consolidated financial statements contained in our Annual Report on Form 20-F, *which will be available on our website at http://www.telecom.co.nz when filed with the US Securities and Exchange Commission.*

Effect on net earnings/(loss) of differences between NZ GAAP and US GAAP

TELECOM GROUP (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS) YEAR ENDED 30 JUNE	2003 $	2002 $	2001 $
Net earnings/(loss) in accordance with NZ GAAP	709	(188)	643
US GAAP adjustments:			
Depreciation of interest costs capitalised in prior years (a)	(5)	(5)	(8)
Amortisation of goodwill (b)	66	-	-
Provision for onerous contracts (c)	-	(5)	(3)
Share of losses of associate companies (d)	-	(26)	(44)
Dividends from associates (e)	-	-	(102)
Write-down of investment in AOL|7 (f)	-	48	-
Capacity sales (g)	2	(27)	-
Derivative financial instruments (h)	(51)	(37)	-
Tax effect of US GAAP adjustments	37	6	18
Net earnings/(loss) in accordance with US GAAP	758	(234)	504
Basic net earnings/(loss) per share in accordance with US GAAP	$0.402	$(0.126)	$0.285
Diluted earnings/(loss) per share from continuing operations in accordance with US GAAP	$0.389	$(0.126)	$0.285

Cumulative effect on shareholders' funds of differences between NZ GAAP and US GAAP

TELECOM GROUP (DOLLARS IN MILLIONS) 30 JUNE	2003 $	2002 $	2001 $
Shareholders' funds in accordance with NZ GAAP	1,765	1,325	1,997
US GAAP adjustments:			
Capitalisation of interest costs, net of accumulated depreciation (a)	12	17	22
Accumulated amortisation of goodwill (b)	66	-	-
Provision for onerous contracts (c)	-	-	5
Share of losses of associate companies (d)	(45)	(45)	(67)
Dividends from associates (e)	(102)	(102)	(102)
Capacity sales (g)	(25)	(27)	-
Derivative financial instruments (h)	(67)	(122)	(59)
Accumulated unrealised holding gain/(loss) on available-for-sale securities (i)	13	(9)	(50)
Tax effect US GAAP adjustments	36	6	-
Shareholders' funds in accordance with US GAAP	1,653	1,043	1,746

The differences between New Zealand GAAP and US GAAP that have a significant impact on net earnings/(loss) and shareholders funds are summarised below. Other differences may arise in future years, resulting from new transactions and/or the adoption of new accounting standards.

(a) Capitalisation of interest costs relating to the Construction of Property, Plant and Equipment
Historically, under NZ GAAP, Telecom did not capitalise all interest costs incurred in connection with the financing of expenditures for the construction of fixed assets. Such costs are capitalised for US GAAP. From 1 April 1999, interest costs have been capitalised for all fixed asset projects under NZ GAAP. The on-going reconciling difference within net earnings comprises the depreciation charge on interest not capitalised under NZ GAAP under Telecom's previous accounting policies.

(b) Goodwill and other intangible assets
Under NZ GAAP Telecom amortises goodwill on a systematic basis over the period benefits are expected to arise, which will be no more than 20 years. Under US GAAP, SFAS 142 has recently been issued, where the accounting for goodwill and indefinite lived intangible assets has changed resulting in these intangibles no longer being amortised, but rather subject to an annual impairment test.

(c) Provision for onerous contracts
Under US GAAP the costs relating to onerous contracts should be expensed as incurred. Consequently, the accrual of such costs is not permitted.

(d) Share of losses of associate companies
Under NZ GAAP, where the carrying amount of an equity investment in an associate falls below zero, the equity method of accounting is suspended and the investment is recorded at zero. Under US GAAP net losses continue to be accrued until both the equity investment and any advances provided to the associate are reduced to zero.

(e) Dividends from associates
Under NZ GAAP, dividends received from Southern Cross were initially applied to the carrying value of the equity investment in Southern Cross. Once the carrying value of the equity investment had been reduced to zero by these dividends, the equity method of accounting was suspended and remaining dividends were included as income in the Statement of Financial Performance.

Under US GAAP, dividends in excess of the carrying value of the equity investment were applied to reduce the balance of advances to associates, until these too were reduced to zero.

(f) Write-down of investment in AOL|7
Under NZ GAAP, the write-down of goodwill and other AAPT assets in 2002 included a charge to write the AOL|7 advance down to an expected recoverable amount of nil. Due to the continued recognition of Telecom's share of associate losses for US GAAP purposes (point (d) above), the AOL|7 advance had a lower carrying value under US GAAP. Therefore the portion of the NZ GAAP write-down relating to this difference was reversed for US GAAP purposes.

(g) Capacity sales
Under NZ GAAP, gains from the sale of network capacity have been recognised in earnings in the period in which the sale is made.

Under US GAAP, such transactions do not qualify for immediate profit recognition and the profit is to be spread over the life of the capacity agreement.

(h) Derivative financial instruments
Under NZ GAAP, derivative financial instruments held for purposes other than trading are measured at historic cost. Under US GAAP, derivative financial instruments are measured at fair value. Changes in the fair values of derivatives during the period are required to be included in the determination of net income unless the derivative qualifies as a hedge.

Telecom's derivative financial instruments generally qualify as cash flow hedges. To the extent that the derivative is effective in offsetting the variability of the hedged cash flows, changes in the derivative's fair value are not included in current earnings, instead being reported as a component of other comprehensive income. To the extent that hedges are not effective, changes in the fair value of the derivative are included immediately in current earnings.

(i) Investments in equity securities
Under NZ GAAP, Telecom's investment in Sky, INL and eVentures are measured at cost. Under US GAAP, these investments are classified as available-for-sale securities, which are measured at fair value with unrealised gains and losses reported as a component of other comprehensive income.

Auditors' Report



To the shareholders of Telecom Corporation of New Zealand Limited

We have audited the financial statements on pages 60 to 96. The financial statements provide information about the past financial performance and financial position of the Company and Group as at 30 June 2003. This information is stated in accordance with the accounting policies set out on pages 67 to 69.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Company and Group as at 30 June 2003 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Other than in our capacity as auditors we have no relationship with or interests in the Company. In our capacity as auditors, the firm has provided other assurance related services during the year, in addition to the statutory audit. Partners and employees of our firm may also deal with the Company and Group on normal terms within the ordinary course of trading activities of the business of the Company and Group. These matters have not impaired our independence as auditors of the Company and Group.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;
- the financial statements on pages 60 to 96:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the Company and Group as at 30 June 2003 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 4 August 2003 and our unqualified opinion is expressed as at that date.

KPMG

Wellington

Disclosures

Interests Register

The following are particulars of entries made in the Interests Register for the period 1 July 2002 to 30 June 2003.

Disclosure of Interest

Directors disclosed interests, or a cessation of interest, in the following entities pursuant to section 140 of the Companies Act 1993.

Roderick Deane

ENTITY	RELATIONSHIP
Centre for Independent Studies	Ceased to be a Member
Institute of Policy Studies Victoria University	Ceased to be a Member
International Institute of Modern Letters	Ceased to be a Member of the Board of Advisors
Wellington Mayoral Business Advisory Board	Appointed as Chairman

John King

ENTITY	RELATIONSHIP
Business New Zealand	Appointed as a Member of the Council

Paul Baines

ENTITY	RELATIONSHIP
Comalco New Zealand Limited	Ceased to be a Director
Institute of Policy Studies	Ceased to be a Board Member
New Zealand Institute for the Study of Competition and Regulation	Ceased to be a Board Member
Tower Managed Funds Limited	Ceased to be Chairman
Victoria University of Wellington Foundation	Ceased to be a Trustee

Patsy Reddy

ENTITY	RELATIONSHIP
The New Zealand International Festival of the Arts	Appointed as a Trustee

Rod McGeoch

ENTITY	RELATIONSHIP
Austrade - Sports Export Advisory Council	Ceased to be a Member
Australian Cricketers' Association Inc Advisory Board	Ceased to be a Member
CCH Australia Limited Advisory Board	Ceased to be a Member
Centre for the Mind's Management Board	Ceased to be a Member
Collette Dinnigan Pty Ltd	Ceased to be an Advisor
Saatchi and Saatchi Trans-Tasman Advisory Board	Appointed as Chairman
Sky City Entertainment Group Limited	Appointed as a Director
Sydney Symphony Orchestra	Ceased to be a Member
The Committee for Sydney	Ceased to be an Executive Member

Relevant Interest in Shares

Directors disclosed pursuant to Section 148 of the Companies Act 1993, the following acquisitions and disposals of relevant interest in Telecom shares during the year ended 30 June 2003:

Patsy Reddy*

DATE OF DISPOSAL/ACQUISITION	CONSIDERATION	NUMBER OF SHARES ACQUISITIONS/(DISPOSITIONS)
13 September 2002	$869.78	177
13 December 2002	$881.28	195
14 March 2003	$891.30	217
14 May 2003	$9,740.00	2,000
13 June 2003	$1,003.25	202

*Ms Reddy's relevant interests are as Trustee and discretionary beneficiary of a trust.

John King*

DATE OF DISPOSAL/ACQUISITION	CONSIDERATION	NUMBER OF SHARES ACQUISITIONS/(DISPOSITIONS)
5 July 2002	$136,125.00	(27,500)
5 July 2002	$136,125.00	(27,500)
5 July 2002	$136,125.00	(27,500)
5 July 2002	$136,125.00	27,500
5 July 2002	$136,125.00	27,500
23 July 2003	$65,945.60	(14,000)
21 August 2002	$186,372.00	(37,200)
12 September 2002	$136,950.00	(27,500)
12 September 2002	$136,950.00	27,500

*Mr King had no beneficial interest in the shares that were disposed or acquired during the year.

Paul Baines*

DATE OF DISPOSAL/ACQUISITION	CONSIDERATION	NUMBER OF SHARES ACQUISITIONS/(DISPOSITIONS)
13 August 2002	$75,144.00	15,000
13 December 2002	$745.70	165
13 December 2002	$497.14	110
14 March 2003	$505.21	185
14 March 2003	$759.87	123
13 June 2003	$770.17	155
13 June 2003	$514.79	103

*Mr Baines' relevant interests are a personal holding and a holding as a beneficiary of a trust.

Rod McGeoch*

DATE OF DISPOSAL/ACQUISITION	CONSIDERATION	NUMBER OF SHARES ACQUISITIONS/(DISPOSITIONS)
25 June 2003	A$46,303.80	10,000

* Mr McGeoch's relevant interest is as a beneficiary of a trust.



Other Disclosures

Equity Securities held by Directors

The table below sets out the relevant interests in equity securities of Directors and Associated Persons of Directors at 30 June 2003 for the purposes of Listing Rule 10.5.3 of the NZX Listing Rules:

	RELEVANT INTEREST OF DIRECTOR BENEFICIAL	RELEVANT INTEREST OF ASSOCIATED PERSON	RELEVANT INTEREST OF DIRECTOR NON-BENEFICIAL
R Deane[1]	1,028,958	-	-
P Baines	25,841	-	-
J King	-	60,000	109,880
P Reddy	22,226	-	2,000
T Gattung[2]	1,822,962	-	-
M Tyler[3]	3,750	-	-
R McGeoch	20,000	-	-

1. Includes options 2. Options 3. American Depositary Receipts (1 ADR equals 8 ordinary shares)

The remuneration figures shown in the table to the right includes all monetary payments made during the course of the year ending 30 June 2003. It also includes the cost of all benefits provided to individuals plus the value of any share options or restricted shares during the same period. Employees receive telephone concessions which can (depending on the nature of the concession) include free telephone line rental, national and international phone calls and online services. The table contains information on employees within the Telecom Group.

Employee remuneration

The number of employees (including employees holding office as Directors of subsidiaries) whose remuneration and benefits are within specified bands are as follows:

REMUNERATION RANGE NZ$		NUMBER OF EMPLOYEES	NUMBER OF EMPLOYEES ACTING AS DIRECTORS OF SUBSIDIARY COMPANIES
1,770,001	1,780,000	1	1
1,580,001	1,590,000	1	1
1,450,001	1,460,000	1	1
1,240,001	1,250,000	1	1
1,080,001	1,090,000	1	1
960,001	970,000	1	1
830,001	840,000	1	1
750,001	760,000	1	1
650,001	660,000	2	1
640,001	650,000	1	1
610,001	620,000	1	-
590,001	600,000	1	1
560,001	570,000	1	-
550,001	560,000	1	1
530,001	540,000	1	-
520,001	530,000	2	1
510,000	520,000	1	1
490,001	500,000	3	1
480,001	490,000	1	-
470,001	480,000	1	1
440,001	450,000	3	-
410,001	420,000	2	-
400,001	410,000	4	-
390,001	400,000	2	1
380,001	390,000	5	3
370,001	380,000	4	1
360,001	370,000	2	1
350,001	360,000	3	1
340,001	350,000	5	1
330,001	340,000	4	3
320,001	330,000	2	-
310,001	320,000	4	-
300,001	310,000	8	1
290,001	300,000	7	-
280,001	290,000	7	1
270,001	280,000	7	-
260,001	270,000	7	-
250,001	260,000	10	1
240,001	250,000	10	1
230,001	240,000	20	1
220,001	230,000	9	-
210,001	220,000	23	3
200,001	210,000	24	2
190,001	200,000	35	1
180,001	190,000	43	-
170,001	180,000	60	-
160,001	170,000	80	-
150,001	160,000	80	-
140,001	150,000	111	-
130,001	140,000	128	-
120,001	130,000	165	-
110,001	120,000	177	-
100,000	110,000	233	-
	Employees	1,308	38

Substantial Security Holders

According to notices given under the Securities Amendment Act 1988 the following persons were substantial securities holders in Telecom Corporation of New Zealand Limited as at 1 August 2003 in respect of the number of voting securities set opposite their names:

Brandes Investment Partners, LRC	173,183,661
Franklin Resources Inc	147,477,682
The Capital Group Companies Inc.	135,958,758

The total number of issued voting securities of Telecom Corporation of New Zealand Limited as at 1 August 2003 was 1,905,410,441. This figure includes one Kiwi Share.

Stock Exchange waivers

Southern Cross

In 1998 the Company entered into the Southern Cross project ("the project") with Optus and Worldcom to establish the Southern Cross Cable. The Company obtained a waiver from the requirement in NZX Listing Rule 9.2.1 for shareholder approval of material transactions with related parties in respect of any future transaction that might be entered into with Optus and Worldcom which are unrelated to the project. The waiver was granted on the following conditions:

THE SOLE REASON FOR THE PARTIES BEING RELATED IN TERMS OF THE LISTING RULES IS THEIR INVOLVEMENT IN THE PROJECT, THE PARTIES ARE NOT RELATED IN ANY OTHER WAY AND THE TRANSACTION DOES NOT OTHERWISE FALL WITHIN LISTING RULE 9.2

THE TRANSACTION MUST BE ENTERED INTO WHERE THERE HAS BEEN NO MATERIAL CHANGE IN THE INTERESTS HELD BY THE PARTIES IN THE PROJECT AND NO MATERIAL CHANGE TO THE RULES AND RELATIONSHIPS OF THE PARTIES WITHIN THE JOINT VENTURE.

TCNZ Finance Limited Quotation of Capital Notes

Telecom's subsidiary TCNZ Finance Limited ("TFL") has issued Capital Notes ("Telenotes") which are quoted on the NZX. TFL obtained a waiver from NZX Listing Rule 1.9.1 (Listing Rules which apply to issuers if equity securities quoted) on the basis that NZX Listing Rule 1.9.2 (Listing Rules which apply to issuers if no equity securities quoted) would apply in respect of Telenotes.

CBA Outsourcing

In July 2000, following success in a tender process, the Company's subsidiary TCNZ Australia Pty Limited ("TCNZA") was selected by the Commonwealth Bank of Australia ("CBA") to manage and deliver telecommunications services to meet CBA's business requirements throughout Australia. The Company obtained a waiver from the requirement in NZX Listing Rule 9.2.1 for shareholder approval of related party transactions in connection with this outsourcing transaction.

Banking Transactions

Telecom has a significant number of banking relationships and facilities in place. A number of Telecom's Directors are also non-executive Directors of other companies, some of which include banking institutions that are involved in the provision of banking facilities to Telecom. As a consequence of these cross-directorships, and in terms of the NZX Listing Rules, transactions between Telecom and the relevant banking institutions may constitute Material Transactions with Related Parties, which would require Telecom shareholder approval. A waiver was obtained from the NZX on 21 December 2000 and renewed on 29 January 2003 to allow financing transactions between Telecom and Australia and New Zealand Banking Group Limited, ANZ Banking Group, Westpac Trust Investments Limited and the Commonwealth Bank of Australia, to be entered into without the requirement for Telecom shareholder approval.

The waiver was granted on the following principal conditions:

THAT TELECOM STATE IN ITS ANNUAL REPORT THAT TERMS OF THE FINANCING TRANSACTIONS WITH RELATED PARTIES (WHICH ARE REQUIRED TO BE NAMED) HAVE BEEN SET ON AN ARM'S-LENGTH COMMERCIAL BASIS)

THAT ON APPLYING FOR RENEWAL OF THE WAIVER, TELECOM SUBMITS A CERTIFICATE SIGNED ON BEHALF OF THE INDEPENDENT DIRECTORS (NOT RELATED TO THE RELATED PARTIES) CERTIFYING THAT THE TERMS OF THE FINANCING TRANSACTIONS WITH RELATED PARTIES HAVE BEEN SET ON AN ARM'S-LENGTH COMMERCIAL BASIS

THAT ANNUALLY (NO LATER THAN THREE MONTHS AFTER THE PUBLICATION OF TELECOM'S ANNUAL REPORT) TELECOM NOTIFIES THE NEW ZEALAND EXCHANGE OF DETAILS RELATING TO FINANCIAL TRANSACTIONS WITH THOSE BANKS WHICH ARE RELATED PARTIES AT BALANCE DATE. THIS NOTIFICATION IS REQUIRED TO INCLUDE THE PERCENTAGE THESE FINANCIAL TRANSACTIONS BEAR IN AGGREGATE, TO TELECOM'S TOTAL DEBT AS DISCLOSED IN TELECOM'S CONSOLIDATED FINANCIAL STATEMENTS IN THE ANNUAL REPORT.

See note 22 of the Notes to the Financial Statements regarding Related Party transactions.

Amendment to Kiwi Share Obligations

In December 2001, the Company and the New Zealand Government ("the Crown") entered into a deed which records provisions that operate in place of, and in addition to, the Company's Kiwi Share obligations. The obligations in the deed update the Kiwi Share obligations and require the Company, among other things, to provide additional telecommunications services to residential customers and comply with various service quality indicators. Because of the Kiwi Share provisions and the Crown's regulatory powers, the Crown is deemed to be a related party of the Company. The Company obtained a waiver from the requirement in NZX Listing Rule 9.2.1 for shareholder approval of a material transaction with a related party in relation to the changes.

The waiver was granted because:

OF THE ARM'S-LENGTH NATURE OF THE ARRANGEMENTS

THE CHANGES WERE CONSIDERED BY THE COMPANY TO BE IN THE BEST INTEREST OF SHAREHOLDERS

THE MATTER NEEDED TO BE DEALT WITH URGENTLY.

Agreement with Sky Network Television

In July 2003 Telecom and Sky Network Television Ltd ("Sky") entered into a Reseller Agreement and Retransmission and Content Acquisition Agreement (the "Agreements"). Both Agreements are for a five year term. Under the Reseller Agreement, Telecom can resell Sky's satellite pay television service packaged together with Telecom's own products and services. Under the Retransmission and Content Acquisition Agreement, Telecom will be able to retransmit Sky programming over Telecom's network, again packaged together with its own products and services. Telecom obtained a waiver from the requirement in NZX Listing Rule 9.2.1 for shareholder approval of related party transactions in relation to the Agreements. As required by one of the conditions of the granting of the waiver, the Directors of Telecom have confirmed that the Agreements were entered into on an arm's-length basis.

Subsidiary Company Directors

The following people held office as Directors of subsidiary companies at the end of the period to 30 June 2003, or retired during the period - indicated with an (R). Alternate Directors are indicated with an (A).

AAPT LIMITED GR MITCHELL, GR PERKINS, TE GATTUNG, MJ VERBIEST (A), DJ BEDFORD (R), PM CRIMP (R) **AAPT CDMA PTY LIMITED**, CA MULHOLLAND, CM JESUDASON, J MCLEAN (R), AK SHARMA (R) **AAPT (NZ) LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **AAPT FINANCE PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **AAPT HOLDINGS (INC)** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **AAPT INVESTMENTS PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **AAPT LMDS PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **AAPT MOBILE LIMITED** PM CRIMP, CA MULHOLLAND, CM JESUDASON, J MCLEAN (R), DJ BEDFORD (R) **AAPT NETWORKS PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **AAPT SPECTRUM PTY LIMITED**, CA MULHOLLAND, CM JESUDASON, J MCLEAN (R), AK SHARMA (R) **AAPT SPECTRUM (ACT) PTY LIMITED** CA MULHOLLAND, CM JESUDASON, J MCLEAN (R), AK SHARMA (R), **AAPT TMT INVESTMENTS PTY LIMITED** CA MULHOLLAND, PM CRIMP, AK SHARMA (R) **AAPT US INC** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **AAPT WIRELESS HOLDINGS PTY LIMITED**, CA MULHOLLAND, CM JESUDASON, J MCLEAN (R), AK SHARMA (R) **AAPT WIRELESS PTY LIMITED**, CA MULHOLLAND, CM JESUDASON, J MCLEAN (R), AK SHARMA (R) **ADVANCED SOLUTIONS AUSTRALIA PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **ATT@PHONE PTY LIMITED** DS GLAVONJIC, CA MULHOLLAND, AK SHARMA (R) **BAIRD INVESTMENTS PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **BOOST MOBILE NEW ZEALAND LIMITED** AMALGAMATED INTO TELECOM MOBILE LIMITED ON 30 JUNE 2003 **CELLULAR ONE WHOLESALE PTY LIMITED** CA MULHOLLAND, PM CRIMP, CM JESUDASON **COMMERCE SOLUTIONS LIMITED** GR MITCHELL, DS GLAVONJIC, CA MULHOLLAND, AK SHARMA (R) **COMSWEST PTY LIMITED** CA MULHOLLAND, PM CRIMP, AK SHARMA (R) AH CHURCHILL (R) **CONNECT INTERNET CENTRE PTY LIMITED** GR MITCHELL, DS GLAVONJIC, CA MULHOLLAND **CONNECT INTERNET SOLUTIONS PTY LIMITED** DS GLAVONJIC, GR MITCHELL, CA MULHOLLAND, DJ BEDFORD (R), PM CRIMP (R) **DIGITAL VIDEO PRODUCTIONS PTY LIMITED** CA MULHOLLAND, PM CRIMP, AK SHARMA (R), AH CHURCHILL (R) **DIGITAL VIDEO SERVICES PTY LIMITED** CA MULHOLLAND, PM CRIMP, AK SHARMA (R), AH CHURCHILL (R) **ECPAY PTY LIMITED** J LOVE, DS GLAVONJIC, J BEGLEY (R) **FIRST MEDIA LIMITED** AMALGAMATED INTO TELECOM NEW ZEALAND LIMITED ON 31 MARCH 2003 **INTERCONNECT AUSTRALIA PTY LIMITED** GR MITCHELL, DS GLAVONJIC, CA MULHOLLAND **NZ4 PTY LIMITED** AK SHARMA (R), AJ ROGGE **PACIFIC STAR COMMUNICATIONS (NSW) PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R), AH CHURCHILL (R) **PACIFIC STAR COMMUNICATIONS (QLD) PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R), AH CHURCHILL (R) **PACIFIC STAR COMMUNICATIONS PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R), AH CHURCHILL (R) **PACIFIC STAR SERVICES PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R), AH CHURCHILL (R) **PACIFIC STAR TECHNOLOGIES PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R), AH CHURCHILL (R) **PARZOLO PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **SERAPH COMMUNICATIONS PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **STOTTHOLM HOLDINGS LIMITED** M BOGOIEVSKI, MJ VERBIEST **SUNNET PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R), AH CHURCHILL (R) **TCNZ (BERMUDA) LIMITED** M BOGOIEVSKI, I STONE, J COLLIS, A PARKER (A), A LYNN (A), C ADDERLEY (A), MJ VERBIEST (A), AN BRISCOE (A). AJ CARROLL (A), PJ KING (R), NJ OLSON (R), KA PEARCE (R), **TCNZ (UK) INVESTMENTS LIMITED** M BOGOIEVSKI, NJ OLSON, PJ KING (R) **TCNZ (UNITED KINGDOM) SECURITIES LIMITED** NJ OLSON, WY CHEE, NJ BATCHELOR, RG WALKER(R), PJ KING(R), BE ROBERTS(R), SB RUMBALL(R) **TCNZ AUSTRALIA INVESTMENTS PTY LIMITED** PM CRIMP, CA MULHOLLAND, BD CHENOWETH, AK SHARMA (R) **TCNZ AUSTRALIA PTY LIMITED** MJ VERBIEST, M BOGOIEVSKI, GR PERKINS, RH MCGEOCH, RV MCKINNON, G THURSBY, J MULCAHY (R), R SCRIMSHAW (R) T POCKETT (R), DJ BEDFORD (R), MA CAMERON (R) **TCNZ COOK ISLANDS HOLDINGS LIMITED** PA GARTY, SL DAVIES (A) **TCNZ COOK ISLANDS LIMITED** PA GARTY **TCNZ EQUITIES LIMITED** M BOGOIEVSKI, MJ VERBIEST, LM COX (A) **TCNZ FINANCE LIMITED** NJ OLSON, TE GATTUNG, M BOGOIEVSKI (A), LM COX (A) MJ VERBIEST (A), AJ CARROLL (A), PJ KING(R) **TCNZ FINANCIAL SERVICES LIMITED** M BOGOIEVSKI, LM COX (A) **TELECO INSURANCE (NZ) LIMITED** M BOGOIEVSKI, LM COX (A) **TELECOM 1999 LIMITED**, M BOGOIEVSKI, LM COX (A) **TELECOM 3G LIMITED** MJ VERBIEST, KJ KENRICK, LM WITTEN (R) CM JESUDASON (R) **TELECOM 3G HOLDINGS LIMITED** MJ VERBIEST, KJ KENRICK, LM WITTEN (R) CM JESUDASON (R) **TELECOM COOK ISLANDS LIMITED** PA GARTY, JR MITCHELL, GO PITT, MC MITCHELL, SL DAVIES **TELECOM CORPORATION OF NEW ZEALAND (OVERSEAS FINANCE) LIMITED** B PUTTERILL, M AUSTEN, M BOGOIEVSKI **TELECOM CREDIT LIMITED** M BOGOIEVSKI, LM COX (A) **TELECOM DIRECTORIES HOLDINGS LIMITED** RW SHIPP, MA RATCLIFFE, R BRAYHAM (R), RJ SNODGRASS (R) **TELECOM DIRECTORIES LIMITED** RW SHIPP, MA RATCLIFFE, R BRAYHAM (R), RJ SNODGRASS (R) **TELECOM ENTERPRISES LIMITED** M BOGOIEVSKI, LM COX (A) **TELECOM EUROPE APS** M BOGOIEVSKI, JF HANSEN, M SVENNINGSEN **TELECOM EUROPE HOLDINGS APS** M BOGOIEVSKI, JF HANSEN, M SVENNINGSEN **TELECOM EUROPE 3G APS** M BOGOIEVSKI, JF HANSEN, M SVENNINGSEN **TELECOM INVESTMENTS LIMITED** M BOGOIEVSKI, LM COX (A). **TELECOM IP INVESTMENTS (NO.1)** MJ VERBIEST, LM COX (A) **TELECOM IP INVESTMENTS (NO.2)** MJ VERBIEST, LM COX (A) **TELECOM IP LIMITED** MJ VERBIEST, LM COX (A) **TELECOM IT INVESTMENTS LIMITED** AMALGAMATED INTO TELECOM NEW ZEALAND LIMITED ON 4 NOVEMBER 2002 **TELECOM MOBILE LEASING NO.1 LIMITED** M BOGOIEVSKI **TELECOM MOBILE LEASING NO.2 LIMITED** M BOGOIEVSKI **TELECOM MOBILE LIMITED** KJ KENRICK, SP MOUTTER, LM WITTEN (R) **TELECOM N.Z. LIMITED** M BOGOIEVSKI, LM COX (A) **TELECOM NEW ZEALAND AUSTRALIA PTY LIMITED** M BOGOIEVSKI, PM CRIMP, CA MULHOLLAND, AK SHARMA (R), AH CHURCHILL (R) **TELECOM NEW ZEALAND COMMUNICATIONS (USA) LIMITED** AN BRISCOE, IA NEALE, CB BEEDELL, LB MILLER **TELECOM NEW ZEALAND FINANCE LIMITED** M BOGOIEVSKI, NJ OLSON, LM COX (A), PJ KING (R) **TELECOM NEW ZEALAND INTERNATIONAL LIMITED** AN BRISCOE, SP MOUTTER **TELECOM NEW ZEALAND INTERNATIONAL AUSTRALIA PTY LIMITED** AN BRISCOE, A POTHAN, P BARRETT **TELECOM NEW ZEALAND JAPAN KABUSHIKI KAISHA** AN BRISCOE, CN ANGOVE, I TAMAGAWA, CJ WALTON (R) **TELECOM NEW ZEALAND LIMITED** TE GATTUNG, MJ VERBIEST, M BOGOIEVSKI, SP MOUTTER LM COX (A), MJ VERBIEST (A) **TELECOM NEW ZEALAND (UK) LICENCES LIMITED** AN BRISCOE, CJ WALTON, NJ BATCHELOR, WY CHEE, ACM BLAIKIE (R), SJ RIMMER (R) **TELECOM NEW ZEALAND UK LIMITED** AN BRISCOE, CJ WALTON, NJ BATCHELOR, WY CHEE, I NEALE (R), L MILLER(R), ACM BLAIKIE (R), SJ RIMMER (R) **TELECOM NEW ZEALAND USA LIMITED** AN BRISCOE, IA NEALE, LB MILLER, CJ WALTON **TELECOM PACIFIC INVESTMENTS LIMITED** PA GARTY **TELECOM PACIFIC LIMITED** M BOGOIEVSKI, MJ VERBIEST, LM COX (A) **TELECOM PAGENET LIMITED** M BOGOIEVSKI, LM COX (A) **TELECOM PURCHASING LIMITED** M BOGOIEVSKI, LM COX (A) **TELECOM RETAIL HOLDINGS LIMITED** KJ KENRICK, LM WITTEN (R) **TELECOM SAMOA CELLULAR LIMITED** AN BRISCOE, SE TUIOTI, SR PETAIA, CB BEEDELL, P CONNOR **TELECOM SERVICES AUSTRALIA PTY LIMITED** CA MULHOLLAND, MJ VERBIEST, G COX, DJ BEDFORD (R), PM CRIMP (R) **TELECOM SOUTHERN CROSS FINANCE LIMITED** J COLLIS, I STONE, NJ OLSON, A LYNN (A), C ADDERLEY (A), MJ VERBIEST (A), AN BRISCOE (A), AJ CARROLL (A), KA PEARCE (R), PJ KING(R) **TELECOM SOUTHERN CROSS LIMITED** M BOGOIEVSKI, LM COX (A) **TELECOM TELPAGE LIMITED** M BOGOIEVSKI LM COX (A) **TELECOM TRUSTEE LIMITED** MJ VERBIEST **TELECOM US LEASING LIMITED** M BOGOIEVSKI, SM MOUTTER, LM COX (A), **TELECOM US LEASING NO.2 LIMITED** M BOGOIEVSKI, SM MOUTTER, LM COX (A) **TELECOM WELLINGTON INVESTMENTS LIMITED** M BOGOIEVSKI, LM COX (A) **THE MOBILE PHONE COMPANY LIMITED** M BOGOIEVSKI, LM COX (A) **TSA SUPPORT PTY LIMITED** PM CRIMP, CA MULHOLLAND, K PURCELL (R) **WANZILLA PTY LIMITED** PM CRIMP, CA MULHOLLAND, AK SHARMA (R) **XTRA LIMITED**, RJ SNODGRASS, MA RATCLIFFE, R BRAYHAM (R), RW SHIPP (R) **YELLOW PAGES LIMITED** M BOGOIEVSKI, LM COX (A).

Twenty Largest Registered Shareholders as at 1 August 2003

RANK	HOLDER NAME	HOLDING	PERCENTAGE
1	National Nominees New Zealand Limited	621,505,860	32.61
2	ANZ Nominees Limited	299,916,272	15.74
3	Westpac Banking Corporation - Client Assets No 2	194,054,898	10.18
4	J P Morgan Nominees Australia Limited	60,029,818	3.15
5	RBC Global Services Australia Nominees PTY Limited	47,561,181	2.49
6	Citibank Nominees (New Zealand) Limited	42,804,276	2.24
7	National Nominees Limited	41,477,688	2.17
8	Premier Nominees Limited - Armstrong Jones Cash Fund	39,700,001	2.08
9	Accident Compensation Corporation	31,603,226	1.65
10	Westpac Custodian Nominees Limited	25,780,387	1.35
11	AMP Life Limited	18,704,232	0.98
12	Queensland Investment Corporation	17,715,679	0.93
13	AMP Life Limited	17,612,784	0.92
14	Custody and Investment Nominees Limited	17,174,731	0.90
15	Commonwealth Custodial Services Limited	15,392,505	0.80
16	Zurich Investment Management Limited	11,915,970	0.62
17	Royal & SunAlliance Life and Disability (New Zealand)	11,229,472	0.58
18	HSBC Nominees (NZ) Limited	10,86,509	0.54
19	AMP Superannuation Tracker Fund	10,312,676	0.54
20	Cogent Nominees PTY Limited	8,345,137	0.43
	TOTALS	**1,905,410,441**	**80.71**

Analysis of Shareholding as at 1 August 2003

FROM	TO	HOLDER COUNT	%	HOLDING QUANTITY	%
1	999	18,001	33.18	8,809,137	0.46
1,000	4,999	27,679	51.02	57,716,737	3.03
5,000	9,999	5,005	9.23	32,007,019	1.68
10,000	99,999	3,347	6.17	62,612,430	3.28
100,000 and over		222	0.41	1,744,265,118	91.54
		54,254	**100.00**	**1,905,410,441**	**100.00**

Non-marketable parcels - as at 1 August 2003 there were 1,147 shareholders holding a parcel of between 1 and 49 Telecom shares.

Stock Exchange Listing

The ordinary shares of Telecom Corporation of New Zealand Limited ("Telecom shares") are listed on the New Zealand Exchange and Australian Stock Exchange. Telecom shares are listed on the New York Stock Exchange in the form of American Depositary Shares.

ASX Listing

Telecom changed its admission category on the Australian Stock Exchange ("ASX") from ASX Exempt Foreign to ASX Listing in the 2002 financial year. As a consequence of becoming fully listed on the ASX, Telecom is required to make the following statements:

TELECOM IS INCORPORATED IN WELLINGTON, NEW ZEALAND.

TELECOM IS NOT SUBJECT TO CHAPTERS 6, 6A, 6B AND 6C OF THE CORPORATIONS ACT 2001 DEALING WITH THE ACQUISITION OF SHARES.

TELECOM'S CONSTITUTION PROVIDES THAT:

(1) NO PERSON SHALL HAVE A RELEVANT INTEREST IN 10% OR MORE OF THE TOTAL VOTING SHARES FOR THE TIME BEING WITHOUT, AND EXCEPT IN ACCORDANCE WITH THE TERMS OF, THE WRITTEN APPROVALS OF EACH OF THE KIWI SHAREHOLDER AND THE BOARD; AND

(2) NO PERSON WHO IS NOT A NEW ZEALAND NATIONAL SHALL HAVE A RELEVANT INTEREST IN MORE THAN 49.9% OF THE TOTAL VOTING SHARES FOR THE TIME BEING WITHOUT, AND EXCEPT IN ACCORDANCE WITH THE TERMS OF, THE PRIOR WRITTEN APPROVAL OF THE KIWI SHAREHOLDER.

HOWEVER, THE POWER OF THE BOARD TO LIMIT THE ACQUISITION OF MORE THAN 10% OF THE TOTAL VOTING SHARES AS SET OUT ABOVE MUST BE READ SUBJECT TO THE NEW ZEALAND TAKEOVERS CODE ("THE CODE") AND IN PARTICULAR CLAUSES 38 AND 39 OF THE CODE. CLAUSES 38 AND 39 OF THE CODE PROVIDE AS FOLLOWS:

(1) CLAUSE 38 OF THE CODE REQUIRES THAT IF TELECOM RECEIVES A TAKEOVER NOTICE (A NOTICE REQUIRED WHEN A FULL OR PARTIAL OFFER IS BEING MADE UNDER THE CODE) OR HAS REASON TO BELIEVE THAT A BONA FIDE OFFER IS IMMINENT, THE DIRECTORS MUST NOT TAKE ANY ACTION, IN RELATION TO THE AFFAIRS OF TELECOM, THAT WOULD EFFECTIVELY RESULT IN AN OFFER BEING FRUSTRATED OR TELECOM SHAREHOLDERS BEING DENIED THE OPPORTUNITY TO DECIDE ON THE MERITS OF AN OFFER.

(2) CLAUSE 39 OF THE CODE PERMITS DIRECTORS TO TAKE OR PERMIT:

(A) ACTIONS APPROVED BY AN ORDINARY RESOLUTION OF TELECOM SHAREHOLDERS; OR

(B) ACTIONS TAKEN OR PERMITTED UNDER CONTRACTUAL OBLIGATIONS ENTERED INTO BY TELECOM, OR IN THE IMPLEMENTATION OF PROPOSALS APPROVED BY TELECOM DIRECTORS, WHERE THE OBLIGATIONS WERE ENTERED INTO, OR THE PROPOSALS APPROVED, BEFORE TELECOM RECEIVED THE TAKEOVER NOTICE OR BECAME AWARE THAT THE OFFER WAS IMMINENT.

Rights Attaching to Shares

Telecom's ordinary shares each carry a right to vote on any resolution on a poll at a meeting of shareholders. Holders of ordinary shares may vote at a meeting in person, or by proxy, representative, or attorney. Voting may be conducted by voice, or show of hands, or poll. The Kiwi Share and the options carry no right to vote at a meeting of shareholders.

Buy-back

As at 1 August 2003 there was no current on-market share buy-back arrangement.

Annual Meeting of Shareholders

Telecom's Annual Meeting of shareholders will be held in the Carlton Ballroom, Carlton Hotel, cnr Mayoral Drive and Vincent Street, Auckland on Thursday 9 October 2003 at 10.00am.

Registered Office

The registered office of Telecom is:

Telecom @ Jervois Quay
68 Jervois Quay
PO Box 570
Wellington
Ph +64-4-801 9000

Company Secretary

Linda Cox

Dividend Policy

Telecom's dividend policy is to target a dividend pay-out ratio of around 50% of net earnings. This policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future. Given the strength of recent cash flows and debt repayment, Telecom's



future dividend policy has become the subject of discussion and comment by industry analysts and the media.

Given the inherent uncertainty of operating in the current climate, the Directors of Telecom are adopting a conservative stance on this matter. The Company intends to increase dividends over time, most likely through a change in the dividend pay-out ratio. This is dependent on the Company being comfortable it can maintain its 'A' credit rating and meet its credit targets. The timing and quantum of any increase in dividend pay-out ratio will, however, be subject to a number of other factors including the industry outlook, capital and operating plans.

As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

Telecom's policy is to distribute net earnings through quarterly dividends. Details of these payments are released in conjunction with quarterly and annual announcements.

Telecom intends to continue paying fully-imputed dividends. Dependent on the level of imputation credits attached to dividends, the Company will pay supplementary dividends to non-resident portfolio share-holders. Supplementary dividends offset the effect of non-resident withholding tax. Telecom receives from the Inland Revenue Department a tax credit equivalent to supplementary dividends and there is, accordingly, no disadvantage to New Zealand resident shareholders. Some non-resident shareholders whose dividend income is taxable can claim a tax credit for the non-resident withholding tax which has been deducted.

Dividend Reinvestment Plan

As part of its shareholder relations programme, Telecom operates a Dividend Reinvestment Plan which offers shareholders the opportunity to directly increase their investment in Telecom. Shareholders may opt for full or partial participation in the plan. A copy of the Dividend Reinvestment Plan Offer Document and Participation Notice may be obtained on request from Telecom's share registries.

Dividends Paid

The following is a summary of all dividends paid by Telecom since listing in July 1991. NZ cents per ordinary share, US cents per American Depositary Share (ADS).

		1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
1992	NZ cents		6.50		6.50
	US cents		72.62		70.93
1993	NZ cents		7.25		8.25
	US cents		74.49		91.34
1994	NZ cents		8.25		14.75
	US cents		89.90		141.46
1995	NZ cents		13.50		16.50
	US cents		135.82		172.10
1996	NZ cents		17.00	8.50	9.50
	US cents		178.05	91.66	103.36
1997	NZ cents	9.50	9.50	9.50	10.50
	US cents	104.60	106.10	104.50	57.90*
1998	NZ cents	10.50	10.50	10.50	8.00
	US cents	62.65	49.19	55.96	35.35
1998	Special Dividend				
	NZ cents			3.50	
	US cents			18.05	
1999	NZ cents	11.50	11.50	11.50	11.50
	US cents	47.23	47.95	48.95	48.97
1999	Interim June Quarter				
	NZ cents	11.50			
	US cents	48.11			
2000	NZ cents	11.50	11.50	11.50	11.50
	US cents	45.18	48.03	46.07	45.35
2001	NZ cents	5.00	5.00	5.00	5.00
	US cents	17.04	16.40	16.66	16.91
2002	NZ cents	5.00	5.00	5.00	5.00
	US cents	16.26	16.60	17.63	19.55
2003	NZ cents	5.00	5.00	5.00	5.00
	US cents	18.84	20.10	22.21	23.41**

The amount of US cents is based on an exchange rate calculated at the end of each quarter. *On 1 April 1997, Telecom's ADR to Ordinary Share ratio changed from 1:16 to 1:8. ** Estimate based on an exchange rate at 30 June 2003 of US$0.5853.

Shareholder Inquiries

Email shareholder inquiries about Telecom's operating and financial performance to: investor-info@telecom.co.nz

or address to:
General Manager,
Investor Relations Telecom New Zealand,
PO Box 570, Wellington, New Zealand.

Visit our website at www.telecom.co.nz

Shareholders with inquiries about transactions, change of address or dividend payments should contact Telecom's share registries.

NEW ZEALAND REGISTRY

Computershare Investor Services Limited
Private Bag 92119, Auckland 1020
Ph 0-9-488 8777
Fax 0-9-488 8787
NZ Toll Free 0800 737 100
Email enquiry@computershare.co.nz
Website www.computershare.com

UNITED STATES REGISTRY

Details for Depositary Receipts, Transfer Agent, and Registrar
The Bank of New York
101 Barclay Street
New York, NY 10286
United States
Telephone 1-888-BNY-ADRs
Website www.adrbny.com

Please note that no email address or fax number is provided. Inquiries can be submitted directly via the website.

AUSTRALIAN REGISTRY

Computershare Investor Services Pty Limited
GPO Box 7045, Sydney
NSW 1115, Australia
Ph 0-2-8234 5000
Fax 0-2-8234 5050
Email Sydney.services@computershare.com.au
Website www.computershare.com

CONTACT FREEPHONE NUMBERS:

Australia	1800 269 981
Canada	1800 280 0398
Hong Kong	800 962 867
New Zealand	0800 737 500
Singapore	800 641 1013
United Kingdom	0800 960 283
United States	1800 208 2130

Telecom

TELECOM CORPORATION OF NEW ZEALAND LIMITED